

KERR-McGEE CORPORATION 2002 ANNUAL REPORT

determination





KERR-McGEE CORPORATION 2002 ANNUAL REPORT

Financial Highlights

Millions of dollars, except per-share amounts	2002	2001	% Increase (Decrease)
Sales	$3,700	$ 3,566	4
Operating profit (loss)	(139)	883	NM
Net income (loss)	(485)	486	NM
Capital expenditures	1,159	1,792	(35)
Dividends declared	181	176	3
Total assets	9,909	11,076	(11)
Total debt	3,904	4,574	(15)
Stockholders' equity	$2,536	$ 3,174	(20)
Common shares outstanding at year-end (thousands)	100,384	100,185	–
Per common share			
Net income (loss)	$ (4.84)	$ 4.74	NM
Stockholders' equity	23.01	28.83	(20)
Dividends declared	1.80	1.80	–
Market prices –			
High	63.58	74.10	(14)
Low	38.02	46.94	(19)
Year-end	44.30	54.80	(19)

Operating Highlights

	2002	2001	% Increase (Decrease)
Net production of crude oil and condensate (thousands of barrels per day)	191	189	1
Average price of crude oil sold (per barrel)	$22.04	$ 22.60	(2)
Natural gas sales (millions of cubic feet per day)	760	596	28
Average price of natural gas sold (per thousand cubic feet)	$ 2.95	$ 3.83	(23)
Titanium dioxide pigment production (thousands of tonnes)	508	483	5
Number of employees at year-end	4,470	4,638	(4)

NM: not meaningful

This report contains forward-looking information. The text should be read in conjunction with the cautionary statement on the inside back cover.

Exploration and Production
$7.2 billion*

Other
$1 billion

Chemicals
$1.7 billion

Assets at Year-End 2002
$9.9 billion

* *Includes $200 million in assets held for disposal*

CONTENTS

PROFILE

Kerr-McGee is an energy and chemical company with assets of approximately $10 billion and two worldwide businesses: oil and gas exploration and production and the production and marketing of titanium dioxide pigment.

A billion barrels of oil equivalent in proved reserves and leaseholdings of 64 million gross undeveloped acres at year-end 2002 make Kerr-McGee one of the largest U.S.-based independent exploration and production companies. Primary areas of oil and gas production are the United States and the North Sea. The company's exploration program targets high-potential deepwater prospects in the Gulf of Mexico and selected international basins.

The chemical unit is the world's third-largest producer and marketer of titanium dioxide, an inorganic white pigment used in paint, plastics, paper and many other products.

Founded in 1929, Kerr-McGee is based in Oklahoma City and has been listed on the New York Stock Exchange since 1956 under the ticker symbol KMG.



With determination and skill, the ice climber on the cover of this report focuses on the goal of reaching the top. The climber knows the challenge and manages the risk. At Kerr-McGee, we focus on the profitable growth of our businesses. We have the expertise, the technology and effective teamwork. We manage the risks and are accountable for our decisions. We are determined to achieve top performance through the flawless execution of our business strategy.

Bob Wohleber
Senior Vice President and
Chief Financial Officer

Carol Schumacher
Senior Vice President
of Corporate Affairs

Pete Woodward
Senior Vice President
(chemicals)

Luke Corbett
Chairman and Chief
Executive Officer

Kenneth Crouch
Executive Vice President

Greg Pilcher
Senior Vice President,
General Counsel and
Corporate Secretary

Dave Hager
Senior Vice President
(oil and gas exploration
and production)

to our shareholders

careful consid

After a difficult year, we are more determined than ever to achieve our goal of consistently providing shareholder returns in the top quartile of our peer groups. Kerr-McGee has the people and the assets to deliver superior performance, safely and with care for our natural environment. Few companies can match the expertise and technology of our deepwater team or the high potential of our large acreage portfolio. In the chemical business, our fast-growing titanium dioxide operations rank as the world's third-largest producer and marketer of this essential white pigment.

Our operating units achieved a number of successes in 2002. We continued an active exploration program and brought on stream three fields in the deepwater Gulf of Mexico and two in the North Sea. In our pigment business, we increased sales volumes and reduced unit production costs by implementing innovative process improvements at minimal capital cost.

The cash flow of $1.4 billion from 2002 operations funded capital investments of $1.2 billion that are strengthening our competitive position in our core operating areas. Shareholders received dividends equal to a 3.5% return based on the year's average stock price. However, we also saw our stock price decline 19%, and Kerr-McGee ended the year with a net loss of $485 million due to the impact of several charges.

After taxes, the charges include $565 million for asset impairments and $132 million for a tax rate increase in the United Kingdom. The impairments include $335 million to write down the value of the Leadon field in the North Sea. Oil production at Leadon is lower than projected due to the field's unexpected reservoir complexity. We are evaluating options for generating the best value from Leadon and its state-of-the-art floating facility.

While the 2002 financial results are disappointing, we start 2003 in a stronger position as a result of our program to sell noncore and higher-cost oil and gas assets. These sales yielded proceeds of $760 million by year-end, with completion of additional transactions expected in 2003. The proceeds enabled us to reduce total debt by 15%. Our goal is a debt-to-capitalization ratio below 50%.

As we benefit from the sale of the higher-cost fields and ramp up production from efficient new deepwater projects, we expect to reduce our lifting costs by about 20% per barrel of oil equivalent (BOE).

Kerr-McGee begins 2003 with proved reserves of approximately 1 billion BOE, about one-third lower than a year earlier largely due to the asset sales and reduction of Leadon reserves.

Exploration, especially in deep water, is a multiyear effort. It takes time to acquire and evaluate seismic data, acquire leases, select well locations and contract for drilling rigs. Discoveries in relatively unexplored areas with no infrastructure require additional appraisal wells to minimize risk before investing in field development.

We therefore view exploration results in a three-year context. Unusually low 2002 reserve additions increased our average three-year finding and development cost to about $9 per BOE and reduced our three-year production replacement rate through the drill bit to 129%. While these results remain competitive within our peer group, we are determined to improve our performance through our active and highly focused exploration program.

An ongoing challenge for oil and gas producers is price volatility, especially in the current climate of political uncertainty. During 2002, per-barrel oil prices dropped below $20 in January and climbed above $30 in December. Prices for natural gas followed the same pattern, dropping to about $2 in February and closing the year at about $4.80 per thousand cubic feet. To provide greater certainty of cash flows to fund our exploration and capital programs, we hedged about 40% of our 2002 production and currently have hedged approximately half of our 2003 production.

In the titanium dioxide pigment business, sales prices began to improve in 2002 after a difficult period for the entire industry. Consumption of titanium dioxide closely tracks global economic trends. We achieved a 17% increase in 2002 sales volumes while also reducing unit costs by 6%.



Luke Corbett
Chairman and Chief Executive Officer

Board of outside directors strengthens corporate governance

At a time when corporate governance is much in the news, it is appropriate to note that Kerr-McGee has long benefited from the guidance of a strong board of outside directors. The company's chief executive officer is the only employee who serves on the board.

In 2003, the directors adopted corporate governance guidelines that further strengthen board independence and effectiveness. The board's audit, executive compensation, and nominating and corporate governance committees consist entirely of independent, nonemployee directors.

We seek diversity on our board and in our worldwide workforce. A rich mix of viewpoints and ideas enhances our knowledge base and makes our company a more effective competitor in the global marketplace.

Kerr-McGee's employees around the world are committed to the high ethical standards outlined in the company's code of conduct. From these ethical standards flow social responsibility and honest financial reporting. We believe in full financial disclosure and conservative accounting methods.

Strategy focuses on profitable growth

We will continue to focus on creating shareholder value through the profitable growth of our oil and gas and pigment businesses. Strategic acquisitions may supplement the internal growth from drilling success and technology improvements. We will also remain flexible and prepared to seize new opportunities that allow us to capitalize on our expertise.

Ongoing cost-control programs help create value, and we are intensifying these efforts throughout our operations. In a world striving for "better-faster-cheaper," the low-cost producer wins. By careful management of our supply chain, we are building on past achievements to generate additional savings and add value for shareholders and customers.

Oil and gas

Kerr-McGee is an exploration-oriented company, and our primary growth will be derived from exploration success in deep water, where we have established a competitive edge. Our strategy is straightforward. Our extensive acreage inventory – concentrated in deepwater basins – allows continuous "highgrading" of drilling prospects.

Once we have a discovery, we rapidly apply cost-effective and sometimes innovative development solutions. We focus on reducing development costs as well as the time from discovery to initial production. This maximizes the value of each discovery. We also cluster our exploration leases in core areas to improve the incremental economics of smaller discoveries near hub facilities.

Consistent with this strategy, 80% of our 64 million gross undeveloped acres lie in deep water in the Gulf of Mexico, along the Atlantic Margin and offshore Australia. Kerr-McGee will continue active bidding for leases in the deepwater gulf, our primary growth engine. We are the largest leaseholder in this prolific oil and gas region among independent exploration and production companies, and No. 5 among all operators.

Our 2003 exploration expense budget of $250 million is expected to fund an active drilling program of 30 to 45 wells, including 10 to 15 wells in the deepwater gulf. We are also drilling deepwater prospects offshore Western Australia and doing seismic work in preparation for deepwater wells offshore Brazil, Morocco and Nova Scotia. In addition, more seismic data will be acquired in Benin, where we have drilled two deepwater wells.

The deepwater program is balanced by lower-risk exploration and field exploitation onshore in the United

States, the Gulf of Mexico's continental shelf and the North Sea. These mature areas provide long-life cash flow potential from existing production. We also are evaluating exploration opportunities on fallow North Sea blocks near our existing infrastructure. These are inactive blocks held by other operators.

Exploration and development continue in China's Bohai Bay, where we have made five oil discoveries since 1996 and expect to establish a new core operating area. Development of two fields is under way, with first production projected for late 2004. We are drilling additional exploration wells to assess the full resource potential of the area.

Other major projects funded in the $860 million oil and gas capital budget for 2003 are the Gunnison and Red Hawk developments in the deepwater gulf. Gunnison is being developed with Kerr-McGee's third truss spar, a cost-efficient production system pioneered at our Nansen and Boomvang fields. The next spar evolution – the industry's first cell spar – will take us into 5,300 feet of water at Red Hawk. This innovative spar design will further reduce the reserve volumes needed for profitable development of deepwater fields.



Fabrication of the truss spar for Kerr-McGee's deepwater Gunnison field is on schedule in Finland.

Overall, about 80% of the capital budget is allocated to projects that will provide new production to balance the natural decline of existing fields. The investments in mature areas – the gulf's shelf, U.S. onshore and the North Sea – provide good returns and stable cash flow.

Chemicals

The global titanium dioxide business is recovering from its most severe downturn in more than 20 years, and Kerr-McGee is in an excellent position to increase market share as pigment demand resumes normal growth. We anticipate an annual demand growth rate of 3% during the next several years. Our plants in the United States, Germany, Netherlands and Australia are strategically located to serve major world markets and can be expanded to meet customer needs.

Following five years of rapid growth through plant expansions and acquisitions, we are focusing on improving earnings and cash flow from pigment operations. Technology improvements will expand production capacity at minimal capital cost and reduce unit operating costs. We see a profitable future for our global pigment business.

We are implementing our plan to exit the forest products business, which represents less than 1% of total assets. We also will close a plant in Alabama that produces synthetic rutile, a feedstock for pigment production. Future feedstock can be purchased at lower cost than we can make it.

New opportunities for capitalizing on our expertise are carefully considered. One such opportunity is AVESTOR. This joint venture with Hydro-Québec, one of North America's largest utilities, was formed in 2001 to produce a revolutionary lithium-metal-polymer battery. Commercial sales will begin in 2003 with batteries that increase the reliability of telecommunication networks during power outages. Work is under way on future applications, including peak-power shaving and use in electric and hybrid electric vehicles.

The future success of our company depends on new ideas and the quality of our people and assets around the world. We will continue to build both through recruitment, career development, partnerships and alliances, and careful management of our assets as we strive to deliver results that will rank at the pinnacle of our peer groups.

Luke R. Corbett
Chairman and Chief Executive Officer

March 2003

oil & natural gas

Some 130 miles from the Texas coast, Kerr-McGee is producing oil and natural gas from fields in water depth that was beyond cost-effective reach just a few years ago. Developed in nearly 3,700 feet of water with the world's first truss spar platforms, the Nansen and Boomvang projects prove the success of the company's deepwater technology and hub-and-spoke approach to offshore field development.

Nansen began production in January 2002, followed in June by Boomvang just 9 miles away. By year-end, the twin platforms were processing combined gross production of about 56,000 barrels of oil and 340 million cubic feet of gas per day from 14 wells, including a satellite field. Five additional Nansen wells will come on line in 2003. Each spar can process up to 40,000 barrels of oil and 200 million cubic feet of gas per day.

The success of these pioneering developments is the result of the expertise, ingenuity and determination of all involved, from lease acquisition and exploration through field development, production and marketing.

Creative minds devised means of overcoming the forces of nature, including the very low temperatures near the seafloor, to keep oil flowing up to the floating platforms for processing and into the export pipeline for the long journey to shore.

Minds dedicated to environmental excellence made sure that the new spar platforms also were equipped with state-of-the-art technology for managing safety and environmental protection.

Deep water, the primary target of Kerr-McGee's worldwide exploration program, represents the latest chapter in the company's 74-year history of innovation in the search for oil and gas.



Adele Hartrick
Manager of Contracts and Compliance, Houston

Determined to negotiate optimum pipeline agreements that ensure uncurtailed flow of oil and natural gas.

Lionel Singleton
Lead Foreman
Central Gulf of Mexico

Determined to operate safely, efficiently and with care for the environment.

Exploration and Production

(Millions of dollars, except per-unit amounts)	2002	2001
Sales	**$2,504**	$2,439
Operating profit (loss)[1]	**(140)**	922
Net operating profit (loss)[1]	**$(270)**	$ 580
Net production of crude oil and condensate (thousands of barrels per day)	**191**	189
Average price of crude oil sold (per barrel)	**$22.04**	$22.60
Natural gas sales (millions of cubic feet per day)	**760**	596
Average price of natural gas sold (per thousand cubic feet)	**$ 2.95**	$ 3.83

(1) The 2002 operating loss includes $835 million in pretax charges ($568 million after taxes) related to asset impairments, environmental provisions and other costs. The 2001 operating profit includes $48 million in pretax charges ($34 million after taxes) related to asset impairments and transition costs.


North Sea
44 million BOE
Other International
3 million BOE
U.S. Onshore
34 million BOE
Gulf of Mexico
35 million BOE

2002 Oil and Gas Production
116 million barrels of oil equivalent (BOE)

Innovation more often results from the evolution of technology than from leaps into untried concepts. Where it is prudent, with due diligence and full confidence in its deepwater team, Kerr-McGee is among the first to adopt new concepts.

The company worked on several pioneering projects with its contractors in the 1990s, gaining experience in the design and operation of most of the major types of production systems suitable for deep water. Kerr-McGee's project success rivals that of the major oil companies, and its experience represents an important competitive advantage as the search for oil and gas expands into new international areas. During 2003, the company plans to drill additional wells offshore Australia and to continue seismic work on deepwater blocks offshore Benin, Brazil, Morocco and Nova Scotia.

Growing production from deepwater fields accounted for more than 20% of Kerr-McGee's oil and gas volumes in 2002 and is expected to reach almost 30% in 2003.

Spars expand deepwater opportunities

Spar systems are reducing the size of oil and gas reserves needed for economical development. The Nansen and Boomvang truss spars represent the second generation of spar technology, first introduced in 1996 at Kerr-McGee's Neptune field in 1,930 feet of water. The truss design reduces platform size and cost while increasing the topsides payload that can be floated by the spar hull.



Six tubes wrapped around a seventh, each 20 feet in diameter, will form the hull of the world's first cell spar. The innovative platform is being built for Kerr-McGee's Red Hawk field.

Fabrication of another truss spar is under way for the Gunnison field, operated by Kerr-McGee with 50% interest. This development in 3,100 feet of water is expected to come on stream in the first quarter of 2004 and peak in 2005 at about 60,000 barrels of oil equivalent (BOE) per day from 10 wells. Use of three nearly identical truss spars reduces design and engineering costs, and each project improves on the previous one.

Development of a field in even deeper water is under way in the gulf with yet another innovation, a cell spar. This new platform design provides another option and will lower the reserve threshold for economical development of deepwater fields. The cell spar will be installed in 5,300 feet of water over Kerr-McGee's Red Hawk field, where development drilling was completed in early 2003. Production is expected to begin in the second quarter of 2004 and reach 120 million cubic feet of gas per day in the third quarter. The company has a 50% interest in the field.



The deck for the Boomvang spar is towed past the Nansen platform. The twin facilities came on stream in 2002.

Hub concept reduces costs in the gulf

Kerr-McGee combines innovative production technology with a core-area approach for cost-efficient field development. The spar platforms are designed as processing hubs in deepwater areas where Kerr-McGee holds multiple blocks. Future discoveries of satellite fields can be developed more quickly and at lower cost with subsea wells tied back to the spars.

The first satellite field tied back to the Nansen truss spar is Navajo, which came on stream in June 2002 as a subsea completion. By year-end, nearly 50 million cubic feet of gas per day were flowing from Navajo to the Nansen platform. Two additional satellite wells will be connected to Nansen in 2003.

The Merganser natural gas discovery in the gulf's Atwater Valley area in about 8,000 feet of water has potential to form another deepwater hub. Kerr-McGee discovered natural gas in the nearby Vortex prospect in late 2002. Additional exploration wells will be drilled in 2003 to more fully determine the area's resource potential.

New fields come on stream in core North Sea area

Kerr-McGee's successful core area strategy also is reducing cycle time and development cost of fields in the North Sea.

The Tullich and Maclure fields came on stream ahead of schedule in August 2002 in the central North Sea. Tullich, owned 100% by Kerr-McGee, is expected to peak at 18,000 to 20,000 barrels per day in the 2003 first quarter. Both fields are tied back to Kerr-McGee's floating production, storage and offloading (FPSO) facility at the Gryphon field. The additional production is using spare capacity on the facility, which began processing Gryphon oil in 1993.

Exploration and field exploitation will continue in the company's core North Sea areas. Explorationists are working on plans to drill five to seven wells in 2003. They also are evaluating opportunities on inactive blocks in which Kerr-McGee currently holds no interest, where future discoveries could be tied back to company facilities.

Kerr-McGee's 2002 divestitures of mature assets in the northern North Sea will further improve operating efficiency and unit cost. The transactions have yielded almost $200 million in proceeds and an additional 5% interest in the high-quality Harding field in a core operating area.

U.S. onshore operations contribute strong cash flow

Almost 30% of Kerr-McGee's total 2002 oil and gas production flowed from fields in Colorado, Louisiana, New Mexico, Oklahoma and Texas. The focus in these onshore areas is on natural gas to meet growing demand. The U.S. onshore operations contribute strong cash flow, and their already low unit operating cost will decline further as a result of 2002 divestments of higher-cost fields.

Operations in Colorado's giant Wattenberg field near Denver, acquired in 2001, made their first full-year contribution to Kerr-McGee's production in 2002. Highly efficient teams continue to enhance recovery of the field's vast natural gas reserves through fracture stimulation, drilling of new wells and deepening of existing wells. About 550 such projects were completed in 2002 to maintain production levels and help supply the energy for one of the nation's fastest-growing areas.

STRATEGY

- ☐ ***Focus on deepwater Gulf of Mexico and selected international basins as the primary growth engine.***
- ☐ ***Pursue opportunities in the U.K. North Sea, U.S. onshore, Gulf of Mexico shelf and China.***
- ☐ ***Build new growth areas through the drill bit.***
- ☐ ***Seek strategic partnerships and acquisitions.***

Successful field exploitation activities continued with the drilling of 44 wells – primarily in Oklahoma and Texas – that will help maintain future production levels.

Kerr-McGee develops new operating area in Bohai Bay

Kerr-McGee's newest operating area is China's Bohai Bay, where the company has announced five oil discoveries in two of its three blocks. Development of discoveries in block 04/36 is under way. A leased FPSO facility and two fixed platforms for dry wellheads will establish a hub-and-spoke type of development in about 75 feet of water, some 50 miles from shore. Production is expected to begin by year-end 2004. Kerr-McGee operates the project with 81.8% foreign contractor's interest. China's CNOOC Limited is expected to participate with a 51% interest, reducing Kerr-McGee's interest to 40.1%.

The FPSO facility and related infrastructure will allow timely, cost-efficient development of future discoveries. Kerr-McGee has identified additional prospects in its blocks and plans to drill six to eight wells in Bohai Bay during 2003.

As the company expands its exploration and production activities into new regions and deeper waters, the combined skills of dedicated employees will ensure that the potential rewards balance the risks. Innovative technology, operating expertise, and an ongoing commitment to safety and environmental stewardship will continue to shape a business strategy designed to deliver top-quartile results.



Kerr-McGee's exploration and production activities span the globe.
North Sea
Nova Scotia
U.S. Onshore
Gulf of Mexico
Morocco
Bohai Bay
South China Sea
Yemen
Benin
Gabon
Australia
Brazil

MAJOR FIELDS
(Kerr-McGee interest and gross 2002 production)

DEEPWATER GULF OF MEXICO

Baldpate (50%)
Garden Banks 260 area
26,800 b/d, 83 MMcf/d

Boomvang (30%)*
East Breaks 642, 643, 688
12,200 b/d, 142 MMcf/d
(average since first production in June 2002)

Conger (25%)
Garden Banks 215
24,600 b/d, 95 MMcf/d

Nansen (50%)*
East Breaks 602, 646
17,800 b/d, 73 MMcf/d

Navajo (50%)*
East Breaks 690
48 MMcf/d (average since first production in June 2002)

Neptune (50%)*
Viosca Knoll 826 area
15,700 b/d, 25 MMcf/d

Pompano (25%)
Viosca Knoll 989 area
34,300 b/d, 100 MMcf/d

U.S. ONSHORE

Wattenberg (94%)*
Weld and Adams counties, Colorado
13,900 b/d, 245 MMcf/d

Flores/Jeffress (80%)*
Starr and Hidalgo counties, Texas
54 MMcf/d

NORTH SEA

Brae area (8%-10%)
Blocks 16/2a, 16/3a, 16/3b, 16/7a
48,500 b/d, 491 MMcf/d

Buckland (33.3%)
Block 9/18a
13,600 b/d, 14 MMcf/d

Gryphon (61.5%)*
Block 9/18b, 9/23a
10,700 b/d

Harding (30%)
Block 9/23b
60,600 b/d

Janice (75.3%)*
Block 30/17a
14,900 b/d

Leadon (100%)*
Blocks 9/14a, 9/14b
18,200 b/d

Maclure (33.3%)
Block 9/19
11,600 b/d (average since first production in August 2002)

Skene (33.3%)
Block 9/19
8,200 b/d, 144 MMcf/d

Tullich (100%)*
Block 9/23a
14,000 b/d (average since first production in August 2002)

Wytch Farm (7.4%)
Licenses PL089, PL259; blocks 98/6, 98/7
54,400 b/d

* *Operated by Kerr-McGee*

chemicals

Innovative people with new ideas are transforming all aspects of Kerr-McGee's titanium dioxide pigment operations. New feedstock sources, process improvements, supply chain initiatives and enhanced customer service are further strengthening the company's position as the world's third-largest producer and marketer of this essential white pigment.

Kerr-McGee is one of five major producers that supplied about 75% of the 4 million tonnes of pigment consumed worldwide in 2002.

The global titanium dioxide industry saw difficult market conditions in 2002. While the overall trend has been improving since the second quarter, results for Kerr-McGee's pigment business were disappointing, reflecting low prices and a slow recovery from the severe downturn the industry endured in 2001.

Expansions and acquisitions nearly doubled Kerr-McGee's gross annual production capacity during the past five years to 607,000 tonnes. This enabled the company to take advantage of improving demand in 2002. Kerr-McGee's pigment sales volume increased 17%, nearly three times the industry's 6% average increase in 2002 compared with the previous year.



The Hamilton plant, Kerr-McGee's largest, continues to expand titanium dioxide production capacity.

The company expects to increase capacity by another 10% by the end of 2003, advancing toward the No. 2 position among major producers. Worldwide pigment consumption is expected to increase 4% during 2003, a growth level that should support stronger prices and profit margins.

Kerr-McGee's pigment operations in the United States, Germany, Netherlands and Australia serve both regional and a growing number of multinational customers. Six plants produce pigment grades under the TRONOX® label for virtually all titanium dioxide applications. Four of these plants use the chloride process, which produces grades preferred by paint, coatings and plastics manufacturers. These uses provide growth potential and account for about 80% of world pigment consumption. The company's other two plants use the alternate sulfate process to produce pigment grades that also are used in paint and coatings and are preferred in paper, ink, rubber, food, cosmetics and other specialty applications.

Other chemical businesses represented less than 15% of the company's chemical assets at year-end 2002. Kerr-McGee has announced plans to exit the forest products business and is evaluating options for the electro-chemical operations.

innovati

Technology improvements add value

Kerr-McGee's chemical team is adding value through innovative process improvements that allow rapid capacity expansion with a minimum of new hardware while increasing productivity.

These improvements in the company's proprietary chloride technology include a new high-productivity oxidizer that will increase the operating rate of lines in the current production system. The first conversion of an existing line to the new system will be implemented at the plant in Savannah (Georgia), United States, by the end of 2003. The new line will have capacity of about 70,000 tonnes per year, about three times the rate of each of the plant's existing lines. Over time, Kerr-McGee expects to increase capacity by deployment of this technology at other locations. This will result in fewer, larger lines that are streamlined mechanically and therefore less costly to operate and maintain.

The technology improvements, combined with ongoing supply chain activities, are creating new opportunities to broaden the range of cost-effective feedstocks for pigment production. This led to the decision to close the synthetic rutile plant in Mobile (Alabama), United States, by the end of 2003. Future feedstock can be procured at lower cost on the open market. As a result, the company expects significant savings.

Such initiatives will continue to improve the chemical unit's financial performance while increasing production capacity. The process improvements also enhance product consistency, ensuring that customers receive the same high-quality pigment grades from any one of Kerr-McGee's chloride plants.

Cost control is an ongoing effort. The company was able to reduce its unit cost by 6% during 2002 and anticipates further cost reduction in 2003 with implementation of the process improvements.

Determined to implement supply chain initiatives that enhance value for customers and reduce costs.

Stephanie Terhorst
Lab Technician, Technical Sales and Service Laboratory
Uerdingen, Germany

Siva Vallabhaneni
Director of Global Supply Chain
Oklahoma City

Determined to add value for customers through technical assistance in paint formulations.

on



Incremental expansions add low-cost capacity

Expansions under way in 2003 should position Kerr-McGee to comfortably supply customer requirements for the next two years. The capacity of Kerr-McGee's largest plant, located in Hamilton (Mississippi), United States, is expected to reach 225,000 tonnes, a 20% increase since 2000. Savannah's chloride plant should add a net 19,000 tonnes once the new high-productivity line is commissioned. The Botlek plant in the Netherlands is expected to add 10,000 tonnes.

These expansions account for most of the 58,000 tonnes of annual capacity Kerr-McGee plans to add by year-end 2003 at a cost of about $760 per tonne. This compares very favorably with a cost of about $4,000 per tonne of annual capacity for construction of a new plant.

STRATEGY

- ☐ *Focus on technology improvements and cost control.*
- ☐ *Continue low-cost plant capacity expansions consistent with market growth.*
- ☐ *Exit noncore businesses.*
- ☐ *Grow AVESTOR.*

Customer services expand worldwide

Along with operational improvements and supply chain initiatives, Kerr-McGee is expanding and enhancing services for customers around the world. Invoicing and other services for European customers were consolidated in 2002 into an efficient, single entity based in centrally located Zurich, Switzerland. China accounts for an increasing portion of Kerr-McGee's pigment sales in the fast-growing Asia-Pacific region. A new office in Shanghai will supplement services provided by company personnel based in Singapore and Perth, Australia.

The process improvements and capacity expansions under way in 2003 will allow Kerr-McGee to meet the rising demand for TRONOX CR-826. This multipurpose grade commercialized in 1999 now is the top-selling product in Kerr-McGee's strong portfolio and one of the best-performing grades in the global titanium dioxide industry. Customers give CR-826 high marks for excellent performance in paint and coatings as well as plastics.

AVESTOR starts production of revolutionary battery

While focusing on core businesses, Kerr-McGee remains prepared to take advantage of attractive opportunities with good growth potential. Such an opportunity is the revolutionary battery technology developed by AVESTOR. This joint venture was formed in 2001 by Kerr-McGee and Montreal-based Hydro-Québec, a major North American producer and distributor of hydroelectric energy, to commercialize the new technology. AVESTOR will start commercial sales of its lithium-metal-polymer (LMP) batteries in 2003.


AVESTOR
SE 48S70

The joint-venture partners believe that this technology will replace lead-acid, nickel-cadmium and other conventional rechargeable-battery technologies in high-performance market segments such as telecommunications, utilities, and electric and hybrid electric vehicles.

Compared with traditional lead-acid batteries, the AVESTOR batteries provide superior performance at one-third the size and one-fifth the weight. They also provide an environmentally preferred alternative that contains no acid or liquid that can leak or spill.

The market potential is large and exciting. Telecommunications companies are the initial target customers. The LMP batteries can significantly increase the reliability of wireline and wireless networks during power outages and reduce maintenance costs for telecommunications companies. Development of AVESTOR batteries for other applications is under way.

Chemicals

(Millions of dollars)		2002	2001
Sales –	Pigment	$ 995	$ 931
	Other	201	196
	Total	$1,196	$1,127
Operating profit (loss) (1) –	Pigment	$ 24	$ (22)
	Other	(23)	(17)
	Total	$ 1	$ (39)
Net operating profit (loss) (1) –	Pigment	$ 13	$ (12)
	Other	(15)	(11)
	Total	$ (2)	$ (23)
Titanium dioxide pigment production (thousands of tonnes)		508	483

(1) The 2002 operating profit includes $34 million in pretax charges ($23 million after taxes) related to provisions for exiting the forest products business, write-down of chemical engineering projects, environmental provisions and other costs. The 2001 operating loss includes $105 million in pretax charges ($66 million after taxes) related to asset impairments, plant closure provisions, product discontinuation costs, severance and other costs.



Paint and Coatings 57%
Other 9%
Paper 12%
Plastics 22%

Worldwide Uses of TiO_2

The estimated worldwide titanium dioxide pigment consumption reached 4 million tonnes in 2002, up 6% from 2001.

Voluntary industry programs promote continuous improvement

Kerr-McGee's chemical operations participate in a number of voluntary industry programs as part of continuous improvement efforts.

All the pigment plants have achieved certification under the international ISO 9000 quality standard, which promotes consistency across country borders in quality processes and management. Third-party registrars verify compliance.

Kerr-McGee also participates in the Responsible Care® program of the American Chemistry Council and the European Chemical Industry Council and in the Coatings Care® initiative of the National Paint and Coatings Association. Both programs promote continuous improvement in safety, health and environmental performance.

Responsible Care is the chemical industry's premier voluntary environmental, health and safety initiative. Participating companies seek better ways to improve performance in these areas, communicate with the public, and share successful ideas with other member companies.

KERR-McGEE PIGMENT PLANTS
(Annual capacity at year-end 2002)

CHLORIDE PROCESS

Hamilton, United States
200,000 tonnes

Savannah, United States
91,000 tonnes

Botlek, Netherlands
62,000 tonnes

Kwinana, Australia
95,000 tonnes
(KM 50% interest)

SULFATE PROCESS

Uerdingen, Germany
105,000 tonnes

Savannah, United States
54,000 tonnes

The Savannah sulfate-process plant supplied the pigment for the paper of this report.



Kerr-McGee's pigment operations are strategically located to serve the world's major markets.
Botlek
Uerdingen
Zurich
Oklahoma City
Dallas
Hamilton
Atlanta
Savannah
Shanghai
Singapore
Perth
Kwinana
Titanium dioxide plant
Technical sales and service lab
Sales office

social responsibility

The strength of Kerr-McGee's commitment to safe working practices, responsible care for the environment and corporate citizenship is demonstrated daily around the world. All employees participate in the ongoing effort to prevent injuries and minimize the environmental impact of their operations. Likewise, the company and individual employees support activities that improve the quality of life in the communities where Kerr-McGee conducts operations.

Offshore and onshore, employees excel in safe working practices

By any measure, Kerr-McGee's employees and contractors excel in safe working practices. In the Gulf of Mexico, where the company conducts an active drilling program and operates more than 400 wells and 235 structures, Kerr-McGee ranks among the safest operators. For six consecutive years starting with 1996, Kerr-McGee placed among the finalists for the prestigious National Offshore Safety Award for Excellence (SAFE). Three of those years, Kerr-McGee won the award, presented by the Minerals Management Service of the U.S. Department of the Interior to the safest environmental stewards.

The Star Worksite banner is flying over 10 of Kerr-McGee's 13 chemical operations in the United States. Star is the highest recognition under the Voluntary Protection Programs of the Occupational Safety and Health Administration of the U.S. Department of Labor.

During 2002, the company operated with 75% fewer injuries and occupational illnesses than the U.S.-based industry overall.

Proactive approach enhances environmental performance

Kerr-McGee takes a proactive approach in its environmental management programs. Significant effort and resources are devoted to minimizing the environmental footprint of current activities through new and often innovative initiatives while also remediating the impact of past operations.

Waste minimization and recycling are ongoing efforts on land and offshore. The company's pigment operations are finding commercial uses for more and more co-products, thus reducing waste and developing new sources of revenue. Co-product acid from U.S. pigment plants is sold for use in treating oil and gas wells, and the pigment plant in the Netherlands is recovering spent acid for reuse by the company's pigment plant in Germany.

In the North Sea, after extensive public consultation and with government approval, Kerr-McGee decommissioned the tension-leg platform in its depleted Hutton field. After sale of the structure for use in another field and recycling of some materials, only 4% by weight of the field's infrastructure had to be disposed of onshore.

Preservation and better understanding of the marine environment is of special interest to a company involved in offshore exploration and production. In Scotland, Kerr-McGee helps sponsor a three-year project to research the changing distribution and behavior of bottlenose dolphins along the northeast coast. The research is led by the Sea Watch Foundation in association with Aberdeen University.

commitment

Care for the environment becomes a personal goal for employees who spend their working hours outdoors. In the vast Wattenberg field near Denver, employees driving long distances on daily rounds are the ideal lookouts for creatures in distress. They work with the Rocky Mountain Raptor Program to ensure assistance and rehabilitation for birds of prey, and the company supports the "Adopt-A-Raptor" program. Houston-based employees work with Wildlife Rehab & Education and support the projects of this nonprofit organization.

Employees in several U.S. states and Canada's Nova Scotia province organize cleanup efforts in their communities or along adopted beaches and miles of highway.



A study of bottlenose dolphins in Scottish waters is among projects supported by Kerr-McGee.

Support for education, local services strengthens communities

Around the world, Kerr-McGee and its employees strive to make a difference by contributing time, talent and money to organizations and projects that create stronger communities and enhance the quality of life.

Education ranks high on the list of priorities, and the company supports partnerships with schools.

In Oklahoma City, some 60 employees and retirees tutor students one-on-one at the inner-city Columbus Elementary Enterprise School. Now in its 11th year, the program wins praise from teachers and parents for raising test scores and building students' self-confidence.

Sharing knowledge and resources with students and staff also is providing mutual benefits and rewards at U.S. chemical operations in Alabama, Georgia, Idaho, Mississippi and Nevada, and at the joint-venture pigment operations in Western Australia. In Aberdeen, Scotland, home of Kerr-McGee's North Sea operations, employees have formed a partnership with Portlethen Academy.

In Houston and Oklahoma City, Kerr-McGee provides summer internships and scholarships through INROADS. This nonprofit organization trains and develops ethnically diverse students for professional careers. Several former INROADS interns now work at Kerr-McGee.

Agencies that provide essential services in local communities or fund medical research receive generous support from Kerr-McGee and its U.S. employees through the United Way and March of Dimes fund-raising campaigns. In the United Kingdom, the company donates funds to a range of organizations in London and Aberdeen for local social and community projects.

Many other community projects receive company funding. In Oklahoma City, young swimmers have been learning discipline and self-confidence through the Kerr-McGee Swim Club for more than 40 years. The club's annual Pro-Am Elite Meet is one of only three in the United States that bring together Olympians and young swimmers.

Excellence in safety, environmental stewardship and community support reflects corporate values that build pride in the company and strengthen employees' resolve to strive for continuous improvement.

glossary of industry terms

Acreage: Land or offshore area leased or licensed for oil and gas exploration and production.

Appraisal drilling: Drilling carried out after the discovery of a new field to obtain more information on the physical extent, amount of reserves and likely production rate.

b/d: Barrel per day (42 U.S. gallons).

BOE: Barrel of oil equivalent. One barrel of oil equals 6,000 cubic feet of natural gas.

Cell spar: The third generation of the spar production system. The hull consists of several long cylinders attached to a center cylinder of the same diameter. The cell spar will be easier to construct and install than previous spars. The resulting cost savings reduce the reserve threshold required for economical development of deepwater fields.

Chloride process: One of two processes used to produce titanium dioxide pigment. This process accounts for about 75% of Kerr-McGee's gross worldwide pigment production capacity.

Condensate: Hydrocarbon liquids that exist in gaseous form in the reservoir but condense to liquids as the gas flows to the surface.

Continental shelf: The extension of a continental land mass into the ocean in relatively shallow water.

Deep water: More than 1,000 feet deep.

Development: Drilling of wells following an oil or gas discovery, and bringing a field into production.

Discovery well: An exploratory well that finds a new petroleum deposit or opens a new formation in an established field.

Exploitation: Additional drilling or application of new technology to further extend production and reserves of an existing field.

Exploratory well: A well drilled to test the presence of oil or gas in an undeveloped area.

Floating production, storage and offloading (FPSO) system: A moored ship-shaped facility capable of producing oil from subsea wells and storing and offloading the oil into shuttle tankers. Kerr-McGee's Gryphon and Leadon fields in the North Sea use FPSOs.

Gross acres or gross production: The total number of acres or the total production volume in which a company owns an interest.

Independent: An oil and gas exploration and production company not engaged in petroleum refining and marketing or "downstream" operations. Kerr-McGee became an independent after selling its refining business in 1995.

MMcf/d: Million cubic feet of natural gas per day.

Prospect: A specified location or an area targeted for leasing and drilling.

Proved reserves: Estimated quantities of oil and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Reservoir: A porous, permeable sedimentary rock formation containing oil and/or natural gas, enclosed or surrounded by layers of less-permeable or impervious rock.

Seismic survey: Technique for determining the structure of underground rock formations by sending energy waves or sound waves into the earth and recording the wave reflections. Three-dimensional seismic surveys provide enhanced data for determining well locations.

Spar: A deep-floating cylindrical hull. Kerr-McGee operates the industry's first production spar, installed in 1996 at the Neptune field in the Gulf of Mexico. This field began production in 1997.

Subsea tieback: An offshore field developed with one or more wells completed on the seafloor, using subsea trees. The wells are connected by flowlines and umbilicals – the pathways for electrical and hydraulic signals – to a production facility in another area.

Sulfate process: One of two processes used to produce titanium dioxide pigment.

TiO_2: Molecular formula for titanium dioxide pigment.

Titanium dioxide pigment: The world's preferred whitener, brightener and opacifier for paint, coatings, plastics, paper and many other products. This inorganic white pigment is Kerr-McGee's major chemical product.

Tonne: Metric ton (1,000 kilograms or 2,204.62 pounds).

Truss spar: A new version of the "classic" spar in Kerr-McGee's Neptune field. A truss structure replaces the lower portion of the cylindrical hull, improving performance while reducing size and cost. The industry's first truss spars were installed in 2001 over Kerr-McGee's Nansen and Boomvang fields in the deepwater Gulf of Mexico. Fabrication of the company's third truss spar is under way for the Gunnison field.

Working interest: A cost-bearing interest in a well expressed as a percentage of the whole.

board of directors



William E. Bradford, 68, Director since 1999. Retired as Chairman of Halliburton Company, a provider of energy and energy services, in 2000; Chairman and Chief Executive Officer of Dresser Industries, Inc., now merged with Halliburton Company, from 1996 to 1998. Director, Valero Energy Corporation.



Luke R. Corbett, 56, Director since 1995. Chairman and Chief Executive Officer of the company since 1999 and from 1997 to 1999; Chief Executive Officer from February to May 1999; President and Chief Operating Officer from 1995 to 1997. Director, OGE Energy Corp., BOK Financial Corporation and Noble Corporation.



Sylvia A. Earle, 67, Director since 1999. Chair of Deep Ocean Exploration and Research, Inc., since 1992; Explorer-in-Residence for the National Geographic Society since 1998; and Program Director for the Harte Research Institute for Gulf of Mexico Studies, Texas A&M University - Corpus Christi, since 2001.



David C. Genever-Watling, 57, Director since 1999. President of GW Enterprises LLC, an investment and management firm, since 1998; Managing Director, SMG Management L.L.C., an investment firm, from 1997 to 2000. Previously President and Chief Executive Officer of General Electric Industrial and Power Systems.



Martin C. Jischke, 61, Director since 1993. President of Purdue University since 2000; President of Iowa State University from 1991 to 2000. Director, Wabash National Corporation.



William C. Morris, 64,* Director since 1977. Chairman of J. & W. Seligman & Co. Incorporated; Chairman of Tri-Continental Corporation and Chairman of the Boards of the companies in the Seligman family of investment companies, all since 1988. Chairman of the Board of Carbo Ceramics Inc. since 1987.

**Mr. Morris will retire from the Kerr-McGee board on May 13, 2003, the date of the annual meeting of shareholders, after 25 years of service as a director.*



Leroy C. Richie, 61, Director since 1998. Chairman and Chief Executive Officer of Q Standards World Wide, Inc., since 2000; Chairman and Chief Executive Officer of Capitol Coating Technologies, Inc., from 1999 to 2000; President of Intrepid World Communications from 1998 to 1999; Vice President and General Counsel for Automotive Legal Affairs, Chrysler Corporation, 1990 to 1997. Director, Infiniti, Inc., and the companies in the Seligman family of investment companies, with the exception of Seligman Cash Management Fund, Inc.



Matthew R. Simmons, 59, Director since 1999. Chairman and Chief Executive Officer of Simmons & Company International, a specialized investment banking firm that serves the worldwide energy services industry, since founding the company in 1974. Director, Brown-Forman Corporation.



Nicholas J. Sutton, 58, Director since January 2002. Founder, Chairman and Chief Executive Officer of HS Resources, Inc., an independent energy company, from 1978 to August 2001, when the company was acquired by Kerr-McGee.



Farah M. Walters, 58, Director since 1993. Retired as President and Chief Executive Officer of University Hospitals Health System, Cleveland, Ohio, in 2002. Director, PolyOne Corporation and Alpharma Inc.



Ian L. White-Thomson, 66, Director since 1999. Retired as Executive Director of the Los Angeles Opera in 2001; Chairman of U.S. Borax, Inc., a provider of borax and borate products, from 1996 to 1999; President and Chief Executive Officer from 1988 to 1999; Chief Executive Officer, Rio Tinto Borax Ltd., from 1995 to 1999.

Committees:

Audit
Leroy C. Richie (Chair)
William E. Bradford
David C. Genever-Watling
Matthew R. Simmons
Farah M. Walters
Ian L. White-Thomson

Executive Compensation
Matthew R. Simmons (Chair)
William E. Bradford
Sylvia A. Earle
David C. Genever-Watling
Martin C. Jischke
Leroy C. Richie
Farah M. Walters
Ian L. White-Thomson

Finance
William E. Bradford (Chair)
Luke R. Corbett (ex officio)
Sylvia A. Earle
Martin C. Jischke
Leroy C. Richie
Matthew R. Simmons
Nicholas J. Sutton

Nominating and Corporate Governance
Sylvia A. Earle (Chair)
William E. Bradford
Martin C. Jischke
Leroy C. Richie
Matthew R. Simmons
Farah M. Walters
Ian L. White-Thomson

March 2003

corporate officers



Luke R. Corbett, 56, Chairman and Chief Executive Officer since May 1999 and from 1997 to February 1999; Chief Executive Officer from February to May 1999; President and Chief Operating Officer from 1995 to 1997. Joined Kerr-McGee in 1985.



Kenneth W. Crouch, 59, Executive Vice President since March 2003; Senior Vice President (oil and gas exploration and production), 1998 to 2003; previously Senior Vice President responsible for oil and gas exploration. Joined the company in 1974.



David A. Hager, 46, Senior Vice President (oil and gas exploration and production) since March 2003; Vice President of Exploration and Production from 2002 to 2003; Vice President of Gulf of Mexico and Worldwide Deepwater Exploration and Production, 2001 to 2002; Vice President of Worldwide Deepwater Exploration and Production, 2000 to 2001; Vice President of International Operations, 2000; previously Vice President of Gulf of Mexico operations. Joined Sun Oil Co., predecessor of Oryx Energy Company, in 1981. Oryx and Kerr-McGee merged in 1999.



Gregory F. Pilcher, 43, Senior Vice President, General Counsel and Corporate Secretary since July 2000; Vice President, General Counsel and Corporate Secretary from 1999 to 2000; Deputy General Counsel for Business Transactions from 1998 to 1999; Associate/Assistant General Counsel for Litigation and Civil Proceedings from 1996 to 1998. Joined Kerr-McGee in 1992.



Carol A. Schumacher, 46, Senior Vice President of Corporate Affairs since February 2002; Vice President of Public Relations, The Home Depot, 1998 to 2001; Executive Vice President and General Manager, Atlanta office of Edelman Worldwide, 1997 to 1998; previously Executive Vice President of Cohn & Wolfe, a division of Young & Rubicam, Inc.



Robert M. Wohleber, 52, Senior Vice President and Chief Financial Officer since 1999. Previously held various positions at the Freeport-McMoRan group of companies, including Senior Vice President and Chief Financial Officer of Freeport-McMoRan Inc. and President, Chief Executive Officer and Director of Freeport McMoRan Sulphur.



W. Peter Woodward, 54, Senior Vice President (chemicals) since 1997; Senior Vice President of Marketing for Kerr-McGee Chemical from 1996 to 1997; previously Business Director for Pigment. Joined Kerr-McGee in 1972.



George D. Christiansen, 58, Vice President (safety and environmental affairs) since 1998; Vice President of Environmental Assessment and Remediation from 1996 to 1998; previously Vice President of Minerals Exploration, Hydrology and Real Estate. Joined the company in 1968.



Fran G. Heartwell, 56, Vice President of Human Resources since March 2003; Vice President of Human Resources, Kerr-McGee Worldwide Corporation, from January to March 2003; Director of Human Resources, Kerr-McGee Oil & Gas, from September 2002 to January 2003; Vice President of Human Resources and Administration, Oryx Energy Company, from 1995 until the 1999 merger of Oryx and Kerr-McGee.



John M. Rauh, 53, Vice President and Controller since January 2002 and from 1987 to 1996; Vice President and Treasurer from 1996 to 2002. Joined the company in 1981.



John F. Reichenberger, 50, Vice President, Deputy General Counsel and Assistant Secretary since July 2000; Assistant Secretary and Deputy General Counsel from 1999 to 2000; Deputy General Counsel from 1998 to 1999; previously Associate General Counsel for Remediation and Risk Management and Claims. Joined the company in 1985.



Elizabeth T. Wilkinson, 45, Vice President and Treasurer since November 2002. Previously Assistant Treasurer - Corporate Finance, GlobalSantaFe Corporation (Global Marine Inc. until 2001 merger); Manager of Planning and Analysis from 1998 to 1999 and Manager of Budgets and Planning from 1994 to 1998, Global Marine Inc.

March 2003

Contents

Management's Discussion and Analysis

Overview

Kerr-McGee Corporation is one of the largest U.S.-based independent oil and gas exploration and production companies and the world's third-largest producer and marketer of titanium dioxide pigment. The company's assets total approximately $10 billion, and proved oil and gas reserves are approximately 1 billion barrels of oil equivalent. The equity production capacity for titanium dioxide pigment is 560,000 tonnes per year. For 2002, revenues from continuing operations totaled $3.7 billion, of which $2.5 billion (68%) was generated by the company's oil and gas exploration and production operations and $1.2 billion (32%) was generated by the company's chemical operations.

Operating Environment and Outlook

Oil and Gas Exploration and Production

While the 2002 financial results are disappointing, Kerr-McGee has started 2003 in a stronger position as a result of its program to sell noncore and higher-cost oil and gas assets. These sales yielded proceeds of approximately $760 million during 2002, and completion of additional transactions is expected in 2003. The proceeds have enabled the company to reduce total debt by 15% from the 2001 year-end level. Kerr-McGee's goal is to reduce its debt-to-capitalization ratio below 50%. As the company benefits from the sale of the higher-cost fields and ramps up production from efficient new deepwater projects, lifting costs are expected to decline by approximately 20% per barrel of oil equivalent.

The volatility of crude oil and natural gas prices has a significant impact on the profitability of Kerr-McGee's oil and gas exploration and production business. While financial instruments and marketing arrangements have the potential to dampen this volatility in certain circumstances, the uncertainty surrounding commodity markets, directly affected by geopolitical issues and global economies, must be analyzed in projecting future sales environments. To provide greater predictability of cash flow necessary to fund exploration and capital programs, the company hedged about 40% of its 2002 production and currently has hedged approximately half of its 2003 production.

The oil and gas industry operated in an environment of uncertainty during 2002. The effects of the September 2001 terrorist attack still lingered in the global economy, with discernible global consequences. Concerns about possible military action in the Middle East set in early in the year. Venezuela dealt with political strife that began in 2001 and led to a general strike in 2002. Despite early expectations, the U.S. economy did not experience the recovery anticipated early in the year, and financial markets were impacted by a series of corporate scandals. The resulting commercial environment and price volatility profoundly impacted investment decisions by the oil and gas industry.

The U.S. petroleum market began the year with ample inventories carried over from 2001. The price of crude oil hovered near $20 per barrel. Reacting to weak prices due to sluggish demand, OPEC and significant non-OPEC producers cut back production effective January 1, 2002. Geopolitical uncertainties, combined with the surprisingly high quota compliance by OPEC and non-OPEC producers (and their agreement to extend the quota reduction into the second quarter) supported oil price recovery. By the end of the first quarter, the well-referenced West Texas Intermediate (WTI) spot price for crude oil had surpassed $25 per barrel.

After reaching the top of the average range during the first quarter, crude oil inventories in the U.S. began to slide in April, reflecting the effect of the production cuts. As the U.S. entered the summer driving season, a self-imposed 30-day delivery cutoff by Iraq increased market tension. Crude oil stocks began a steep decline, reaching the lower level of the historical average range by the end of August. Tightening of demand/supply market fundamentals as well as geopolitical events caused late-year upward pressure on the crude oil market. Tropical storms also influenced crude oil markets, causing U.S. crude oil stocks to briefly decline to historically low levels. The spot price of WTI soared above $30 per barrel. U.S. crude oil stocks increased in the fourth quarter, tracking at the lower end of the historical average range. By the end of the year, when crude oil imports declined again due to the strike in Venezuela, the WTI spot price briefly climbed over $32 per barrel.

Reacting to an economy characterized by uncertainty, caution and concern over investment risk, U.S. oil consumption rose only slightly on the strength of continued increases in transportation sector use. OPEC discipline, a perceived premium associated with the possibility of war in the Middle East and low levels of crude oil stocks (the lowest in five years) added near-term upward pressure to cyclical demand.

Natural gas pricing also demonstrated strong upward movement during the year. Natural gas prices are driven by weather, pipeline capacity, storage (capacity and management) and supply reliability. The increase in natural gas prices was partially due to the competitive fuel prices and the evident decline of production in North America. Market signals require time to develop a supply response. Strong downward pressure on natural gas prices through 2001, plus the relatively full levels of natural gas storage at the end of the heating season, contributed to uncertainty that translated into unexpectedly low drilling activity as the year progressed. Reference New York Mercantile Exchange (NYMEX) gas prices began the year at $2.75 per million British thermal units (MMBtu), declined to about $2/MMBtu during February when storage levels were relatively high, and rose to $3.50/MMBtu by the end of the first quarter. After trending lower through the summer, prices began to reflect anticipated heating season loads and declining deliverability, climbing steadily to $4.80/MMBtu by year-end.

The upstream oil and gas environment at the end of 2002 was nearly the reverse of that which characterized the beginning of the year. Oil prices were relatively high, natural gas prices were extremely strong and natural gas demand appeared to be rising, but drilling activity, which increased slowly during the year, did not yet reflect levels that historically have been characteristic of periods during which there is investment in new supply. Due to global economic conditions, mixed signals from the marketplace, and numerous regulatory and financial uncertainties, the level of concern that permeated the early part of the year progressed to an investment climate of extreme caution. Diligence in investment – choosing only the most value-added opportunities – replaced an industry quest for increased exploration investment. In this environment of market volatility and uncertainty, budget discipline and flexibility in near-term spending are high priorities.

Kerr-McGee's growth strategy for its exploration and production operating unit is focused primarily on the deepwater Gulf of Mexico and selected international basins. In addition, the company will continue to pursue opportunities in the U.K. North Sea, U.S. onshore, Gulf of Mexico shelf and China. The company expects to build growth through the drill bit and to seek strategic partnerships and acquisitions.

Chemicals

In the global titanium dioxide pigment industry, the company is the third-largest producer and marketer and one of five companies that own chloride technology. The chloride process produces a pigment with optical properties preferred by the paint and plastics industries. In early 2003, chloride technology accounted for about 74% of the company's pigment production capacity. The remaining capacity is sulfate-process production.

Titanium dioxide is a "quality-of-life" product, and its consumption follows general economic trends. Since a low point in the business cycle was experienced in the winter of 2001, economic growth indicators associated with pigment demand improved at a moderate pace. This strengthening demand for the company's pigment products supported price increases throughout 2002.

Modest growth in the U.S. economy is expected to continue in 2003, bolstered by strong automotive and construction markets. Further supporting this outlook are recent early signals of a rebound in business confidence. Outside the U.S., moderate growth in the Euro-zone and Japanese gross domestic products is expected to continue. In Southeast Asia, where growth is well in excess of other regions, significant progress has been made toward trade facilitation in the area of customs and through elimination of technical barriers.

The Kerr-McGee chemical operating unit's strategy focuses on technology improvements and cost control. This includes an integrated portfolio of supply chain initiatives, continuous improvement and technology-based efficiency programs. Accordingly, operating results should improve with the success of these initiatives as well as the price increases that began in 2002 and are expected to continue through 2003. During 2003, the company will continue its low-cost plant capacity expansions in line with market growth. The company also remains focused on exiting noncore businesses within its chemical operations, while growing new opportunities aligned with its core competencies.

New opportunities for capitalizing on the company's experience are carefully considered. One such opportunity is AVESTOR. This joint venture with Hydro-Quebec, one of North America's largest utilities, was formed in 2001 to produce a revolutionary lithium-metal-polymer battery. Commercial sales will begin in 2003 with batteries that increase the reliability of telecommunication networks during power outages. Work is under way on future applications, including peak-power shaving and use in electric and hybrid electric vehicles. The company is committed to growing this business and expects to invest an additional $50 million in the joint venture in 2003.

In January 2003, Kerr-McGee announced a plan to close its synthetic rutile plant in Mobile, Alabama, by year-end 2003. This plant closure is another step in the company's plan to enhance its operating profitability. The Mobile plant processes and supplies a portion of the feedstock for the company's titanium dioxide pigment plants in the United States. Through Kerr-McGee's ongoing supply chain initiatives, the company now can purchase the feedstock more economically than it can be manufactured at the Mobile plant. As a result of these steps, the company anticipates significant savings.

During March 2003, the company announced the temporary shutdown of the Mobile synthetic rutile plant due to imposition of a new, much lower limit for one effluent impurity effective March 1, 2003. This limit did not exist previously under the plant's operating permit. The synthetic rutile plant will remain shut down until Kerr-McGee is confident it can meet this new permit condition.

Results of Consolidated Operations

Net income (loss) and per-share amounts for each of the years in the three-year period ended December 31, 2002, were as follows:

(Millions of dollars, except per-share amounts)	**2002**	2001	2000
Net income (loss)	**$ (485)**	$ 486	$ 842
Net income (loss) per share –			
Basic	**(4.84)**	5.01	9.01
Diluted	**(4.84)**	4.74	8.37

The major variances in net income on an operating unit basis (after income taxes) are outlined in the table below. The variances in individual line items in the Consolidated Statement of Operations are explained in the section that follows.

	Favorable (Unfavorable) Variance	
(Millions of dollars)	2002 Versus 2001	2001 Versus 2000
Exploration and production net operating profit	$(850)	$(346)
Chemical – pigment net operating profit	25	(82)
Chemical – other net operating profit	(4)	(22)
Net interest expense	(56)	4
Other income/expense	(202)	105
Discontinued operations	96	5
Cumulative effect of accounting change	20	(20)
Net income	$(971)	$(356)

The majority of the 2002 decline in exploration and production net operating profit resulted from asset impairments of $561 million and the deferred tax effect of $132 million for the 33% increase in the U.K. corporate tax rate for oil and gas companies. The remaining $157 million decrease is due principally to higher lease operating expense, shipping and handling expense, depreciation and depletion, and exploration expense.

The improvement in chemical's pigment net operating profit in 2002 is principally the result of higher pigment sales volumes and lower average per-unit production costs. Higher interest expense in 2002 is due to significantly higher average debt outstanding and lower capitalized interest, partially offset by a lower overall average interest rate.

The negative variance for other income/expense is mainly due to the 2001 adoption of the Financial Accounting Standards Board's (FASB) Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133), as amended, that allowed the company to reclassify 85% of the Devon Energy Corporation (Devon) shares owned to "trading" from the "available for sale" category of investments. This resulted in a $118 million net unrealized gain on the stock being recognized in income as of January 1, 2001, with a corresponding reduction in other comprehensive income where the unrealized gain had previously been recorded. Additionally, a 2002 net-of-tax litigation provision of $47 million and after-tax foreign currency losses of $33 million contributed to the other income/expense variance for 2002 versus 2001.

Discontinued operations for all three years resulted from the company's decision in early 2002 to dispose of its exploration and production interests in Indonesia and Kazakhstan and its interest in the Bayu-Undan project in the East Timor Sea offshore Australia. These divestiture decisions were made as part of the company's strategic plan to rationalize noncore oil and gas properties. All periods presented have been restated to reflect these interests as discontinued operations in the financial statements.

The cumulative effect of the change in accounting principle is the result of the company's adoption of FAS 133 in 2001. This standard required the recording of all derivative instruments as assets or liabilities, measured at fair value. Kerr-McGee recorded the fair value of all its outstanding foreign currency forward contracts and the fair value of the options associated with the company's debt exchangeable for stock (DECS) of Devon presently owned by the company. The net effect of recording these fair values resulted in a $20 million decrease in income as a cumulative effect of a change in accounting principle and a $3 million reduction in equity (other comprehensive income) for the foreign currency contracts designated as hedges.

The 2001 decrease in exploration and production net operating profit primarily was due to significantly lower average sales prices and volumes for crude oil and natural gas, the Hutton U.K. North Sea asset impairment in 2001 and higher exploration, gas gathering, pipeline and transportation expenses. The decline in 2001 net operating profit from chemicals resulted mainly from lower pigment sales prices and volumes, the 2001 provisions for closure of the pigment plant in Belgium, asset impairments, severance and other costs. The 2001 other income/expense variance was mainly the result of the $118 million unrealized gain on Devon stock reclassified to the "trading" category of investments, discussed above.

Statement of Operations Comparisons

Sales (Billions of dollars)
Oil and gas and pigment sales increased in 2002 compared with 2001.



$3.7
$3.6
$4.1
2002
2001
2000

The increase in 2002 sales primarily was due to a full year of revenues from the Rocky Mountain region compared with only five months in 2001 following the acquisition of HS Resources, combined with the favorable impact of higher pigment sales volumes, partially offset by the recognition of lower revenues from properties divested during 2002. The decrease in 2001 revenues compared with 2000 was due primarily to a decrease in crude oil and pigment sales prices and volumes, partially offset by five months of revenues from the Rocky Mountain region. These variances are discussed in more detail in the segment discussion that follows.

Costs and operating expenses increased $241 million in 2002 from the 2001 level, resulting principally from higher gas marketing and pipeline costs of $105 million (full year of Rocky Mountain operations in 2002 versus five months in 2001), higher lease operating expenses of $80 million (higher crude oil and natural gas production volumes) and higher pigment production cost of $91 million (increased pigment production volumes). The 2001 costs and operating expenses increased $44 million over 2000, principally due to costs for closing the pigment plant in Belgium, discontinuation of manganese metal production at Hamilton, Mississippi, and the write-down of certain pigment inventories.

Selling, general and administrative expenses for 2002 increased $85 million primarily as a result of the $72 million reserve for litigation established mainly in connection with certain forest products litigation in Mississippi, Louisiana and Pennsylvania. These lawsuits are discussed in Note 16 to the financial statements. The 2001 selling, general and administrative expenses increased $31 million over the 2000 expenses. This increase resulted principally from the acquisition of HS Resources in August 2001, completion of the integration of the two chemical plants acquired in the second quarter of 2000, higher costs for information technology projects, higher incentive compensation based on 2000 performance and higher chemical warehousing costs due to higher inventory levels.

Shipping and handling expenses for 2002, 2001 and 2000 were $125 million, $111 million and $98 million, respectively. The 2002 increase is primarily due to higher costs for shipping product from the new deepwater fields in the Gulf of Mexico, including Nansen, Boomvang and Navajo, and higher costs in the Rocky Mountain region due to the inclusion of the first full year of costs related to the former HS Resources operations. The 2001 increase was due to higher natural gas sales volumes mainly from five months of Rocky Mountain sales and increased transportation costs in the North Sea.

Depreciation and depletion expense totaled $774 million in 2002, $713 million in 2001 and $678 million in 2000. The 2002 increase was due to higher depreciation and depletion for the Rocky Mountain region of $75 million (full year of expense) and for the U.K. region of $11 million (mainly due to a full year of expense on the Leadon and Skene fields, partially offset by having no depreciation on certain assets while they were held for sale). Partially offsetting these increases was lower expense in the U.S. offshore region of $24 million due to normal declines in production and held-for-sale properties, which more than offset the impact of production from the Nansen, Boomvang and Navajo fields. The 2001 increase was due to a $16 million charge for discontinued capital projects and write-off of certain assets no longer used in the pigment operations, the acquisition of HS Resources in August 2001, the oil and gas production mix in the other regions, and a full year of depreciation for the two chemical plants acquired in the second quarter of 2000.

Asset impairments totaled $828 million in 2002 and $76 million in 2001. These impairments were due to certain assets that were no longer expected to recover their net book values through future cash flows. The impairments in 2002 included $541 million for the Leadon field in the North Sea. The field had been producing lower volumes than initially anticipated due to water breakthrough and reservoir compartmentalization. The company conducted additional drilling and field performance analysis during the third and fourth quarters of 2002, and after considering various alternatives for the field, the asset was written down to its fair value based on expected future cash flows. The impairment assumes the tieback of all subsea wells to other fixed infrastructure in the area (possibly the Kerr-McGee-operated Gryphon field), allowing the company to monetize the Leadon state-of-the-art floating facility by marketing it as a development option for another discovery. Should the company be unsuccessful in marketing the Leadon vessel or unable to tie the field back to other existing infrastructure, Kerr-McGee would expect to continue with the Leadon vessel in place and produce from the existing wells until they are fully depleted. In addition, the company impaired to fair market value certain northern North Sea and U.S. onshore and offshore noncore exploration and production assets identified in early 2002 for divestiture totaling $176 million. Impairments totaling $105 million for several older Gulf of Mexico shelf properties and certain other North Sea fields were also recorded, primarily due to the write-down of underlying oil and gas reserves. Additionally, a $6 million asset impairment was recognized in connection with the company's planned shutdown of the forest products operations. The 2001 impairments were comprised of a $47 million write-down associated with the shut-in of the North Sea Hutton field and $29 million for certain chemical facilities in Belgium and the U.S.

Exploration costs were $273 million, $210 million and $169 million for 2002, 2001 and 2000, respectively. The 2002 increase was due to higher dry hole costs of $41 million, mainly in the deepwater area of the Gulf of Mexico and in the North Sea, higher nonproducing leasehold amortization of $11 million, and higher geophysical costs of $5 million. The $41 million increase in 2001 was primarily the result of higher planned exploratory drilling in Brazil, Gabon, Australia and China, higher geophysical costs, principally from the HS Resources acquisition, and higher amortization of nonproducing leaseholds. During 2003, the company plans to drill additional wells and to continue seismic work on deepwater blocks offshore Benin, Brazil, Morocco and Nova Scotia. The success of these projects will impact the company's future exploration costs.

In connection with the company's second-quarter 2000 acquisition of the pigment plant in Savannah, Georgia, certain incomplete research and development projects were identified and valued as part of the purchase price. Since these projects had no alternative future use to the company, $32 million was expensed at the date of acquisition.

Interest and debt expense totaled $275 million in 2002, $195 million in 2001 and $208 million in 2000. The $80 million increase in 2002 was due to an annual average debt balance that was approximately $1.4 billion higher than for 2001 and capitalized interest that was lower by $23 million, partially offset by overall average interest rates that were approximately 1% lower than in the prior year. The lower expense in 2001 was due to higher levels of interest being capitalized on major development projects in the Gulf of Mexico and the North Sea and lower interest rates, partially offset by significantly higher borrowings resulting from the August 2001 HS Resources acquisition and higher capital spending.

Other income (loss) includes the following for each of the years in the three-year period ended December 31, 2002:

(Millions of dollars)	**2002**	2001	2000
Foreign currency translation gain (loss)	**$(38)**	$ 3	$ 30
Income (loss) from equity affiliates	**(25)**	(5)	23
Unrealized gain on Devon stock reclassified to "trading" category of investments	**—**	181	—
Exchangeable debt derivative options and Devon stock revaluations	**27**	17	—
Gains on speculative derivative contracts for gas basis swaps acquired with HS Resources	**8**	27	—
All other	**(7)**	1	(3)
	$(35)	$224	$ 50

Most of the 2002 foreign currency loss was a result of the company's U.K. operations, where the company suffered from the unfavorable U.S. dollar/British pound sterling exchange rates. The loss from equity affiliates for 2002 and 2001 was primarily the result of the investment in the AVESTOR joint venture formed in 2001 to develop new lithium-metal-polymer batteries.

Segment Operations

Operating profit (loss) from each of the company's segments is summarized in the following table:

(Millions of dollars)	2002	2001	2000
Operating profit (loss) –			
Exploration and production	$(140)	$922	$1,431
Chemicals –			
Pigment	24	(22)	130
Other	(23)	(17)	17
Total Chemicals	1	(39)	147
Operating profit (loss)	$(139)	$883	$1,578

Exploration and Production

Exploration and production sales, operating profit (loss) and certain other statistics are shown in the following table:

(Millions of dollars, except per-unit amounts)	2002	2001	2000
Sales	$2,504	$2,439	$2,802
Operating profit (loss)	$ (140)	$ 922	$1,431
Exploration expense	$ 273	$ 210	$ 169
Net crude oil and condensate produced (thousands of barrels per day)	191	189	200
Average price of crude oil sold (per barrel)(1)	$22.04	$22.60	$27.69
Natural gas sold (MMcf per day)	760	596	531
Average price of natural gas sold (per Mcf)(1)	$ 2.95	$ 3.83	$ 3.87
Average production costs (per BOE)	$ 4.81	$ 4.53	$ 4.54

(1) Includes the results of the company's 2002 hedging program that reduced the average price of crude oil and natural gas sold by $1.13 per barrel and $.01 per Mcf, respectively.

Sales increased $65 million in 2002 compared with 2001, primarily driven by a $108 million increase in Rocky Mountain gas marketing and other operating income, partially offset by a decrease of $43 million in crude oil and natural gas sales resulting from lower 2002 average sales prices, partially offset by higher sales volumes. Average sales prices decreased 2% for crude oil and 23% for natural gas, resulting in a decrease in total sales of $205 million. However, a slight increase in crude oil sales volume, combined with a 28% increase in natural gas sales volume (full year of Rocky Mountain production), resulted in an offsetting increase in sales of $162 million.

Sales decreased $363 million from 2000 to 2001, of which $473 million was due to a decrease in crude oil sales, partially offset by increases in natural gas sales and other operating revenues of $81 million and $29 million, respectively. The decrease in crude oil sales resulted from an 18% drop in the average per-barrel sales price, causing year-over-year sales to decline $341 million, combined with a 6%, or $132 million, decrease in sales volumes. The addition of the HS Resources Rocky Mountain operations accounted for $62 million of the increase in natural gas sales over 2000. Natural gas sales for existing operations increased $24 million due to higher average sales prices, partially offset by a $5 million decrease resulting from lower sales volumes. Other operating revenues increased $29 million, primarily due to higher tariff income and gas marketing income attributable to the HS Resources acquisition.

Operating profit, which decreased from $922 million in 2001 to a loss of $140 million in 2002, was adversely affected by higher asset impairment losses combined with lower oil and gas sales prices, discussed above, and higher production, exploration and other operating costs driven in part by higher production volumes in 2002. In total, $822 million in asset impairment losses were recorded in 2002, compared with $47 million in 2001, lowering operating profit by $775 million between years. Assets held for use represented $646 million of the asset impairment loss, of which $541 million related to the Leadon field in the U.K. area of the North Sea. An additional $82 million was recorded for certain other U.K. North Sea fields, and $23 million was recorded for several older Gulf of Mexico shelf properties. During 2002, additional performance analysis of these fields resulted in downward revisions of reserve estimates sufficient to lower future cash flow projections for the properties below the carrying value of the related assets. The remaining $176 million asset impairment loss related to assets classified as held for disposal in the U.S., North Sea and Ecuador. The 2001 asset impairment loss of $47 million was attributable to the shutdown of the Hutton field in the North Sea.

Total 2002 operating expenses increased $352 million compared with 2001, due to higher gas marketing and pipeline costs of $105 million (primarily an offset to the increased income of $108 million for gas marketing and other, discussed above), higher production expenses of $79 million, higher depreciation and depletion expense of $66 million, higher exploration expense of $63 million, higher environmental expense of $11 million, higher general and administrative expenses of $15 million, and higher transportation costs of $13 million. The higher production costs, depreciation and depletion expense, and transportation expense resulted primarily from the increased crude oil and natural gas production volumes. The increase in exploration expense resulted from the company's expanded exploration program during the second half of 2002.

The decrease in operating profit of $509 million from 2000 to 2001 was primarily due to the significant decline in average sales prices for crude oil and natural gas, which resulted in a decrease in comparable sales year over year of $316 million, combined with net sales volume decreases of $76 million. In addition, when compared with 2000, the 2001 period included the $47 million North Sea Hutton field impairment, higher exploration expense of $41 million resulting from the company's planned exploration program, higher gas gathering and pipeline expenses of $43 million (of which $31 million was directly attributable to additional costs associated with the acquired HS Resources operations), higher transportation expense of $16 million, and higher depreciation and depletion expense of $7 million, offset in part by lower production and general and administrative costs of $8 million.

Chemicals

Chemical sales, operating profit (loss) and pigment production volumes are shown in the following table:

(Millions of dollars)	2002	2001	2000
Sales –			
Pigment	**$ 995**	$ 931	$1,034
Other	**201**	196	227
Total	**$1,196**	$1,127	$1,261
Operating profit (loss) –			
Pigment	**$ 24**	$ (22)	$ 130
Other	**(23)**	(17)	17
Total	**$ 1**	$ (39)	$ 147
Titanium dioxide pigment production (thousands of tonnes)	**508**	483	480

Pigment – Titanium dioxide pigment sales for 2002 increased $64 million, or 7%, over 2001 due to sales volume increases of $149 million, combined with an offsetting decrease of $85 million resulting from weaker sales prices in 2002. While poor overall market conditions persisted through the first quarter of 2002, product demand began to increase through the remainder of the year. As demand accelerated, the company announced multiple price increases through the second half of the year.

The $103 million, or 10%, decrease in titanium dioxide pigment sales from 2000 to 2001 was due to lower pigment sales prices, resulting in a decrease of $61 million between years and lower sales volumes that caused a drop of $42 million in comparable sales. The 2001 global economic downturn led to reduced customer demand and lower pricing.

Operating profit for 2002 improved $46 million over 2001. Higher 2002 sales volume, combined with lower average per-unit production costs, increased operating profit by $57 million, offset by reductions due to lower sales prices of $85 million. Shipping and handling costs and selling, general and administrative costs decreased $5 million from 2001. In addition, the 2002 operating profit included a provision of $12 million related to abandoned chemical engineering projects, a $5 million reversal of environmental reserves, and $3 million for severance and other costs, compared with provisions in 2001 for closure of a pigment plant in Belgium, asset impairments, severance and other costs totaling $79 million.

Operating profit in 2001 declined $152 million compared with 2000 due principally to lower sales of $103 million, coupled with an $8 million increase in operating expenses. Additionally, operating profit in 2001 included $79 million in plant closure provisions, asset impairments, severance and other costs, as discussed above, compared with a 2000 write-off of $32 million for acquired in-process research and development projects and $6 million in transition costs incurred in connection with the purchase of two pigment plants.

Other – Operating loss for 2002 was $23 million on revenues of $201 million, compared with operating loss of $17 million on revenues of $196 million in 2001. The increase in operating loss was primarily due to 2002 provisions for the shutdown and impairment of the forest products business of $23 million and environmental provisions of $15 million, compared with 2001 provisions of $25 million for the termination of manganese metal production and $5 million for severance and asset impairment charges.

Other chemical sales declined $31 million from 2000 to 2001, of which $13 million resulted from the discontinued production of manganese metal, $11 million was due to lower manganese dioxide sales, and $6 million was due to lower forest products sales. Operating profit decreased $34 million between periods, primarily due to the $30 million in 2001 charges discussed above, related to the discontinuation of manganese metal production, severance charges and asset impairments.

Financial Condition

(Millions of dollars)	2002	2001	2000
Current ratio	**0.8 to 1**	1.2 to 1	1.0 to 1
Total debt	**$3,904**	$4,574	$2,425
Total debt less cash	**3,814**	4,483	2,281
Stockholders' equity	**$2,536**	$3,174	$2,633
Total debt less cash to total capitalization	**60%**	59%	46%
Floating-rate debt to total debt	**7%**	28%	3%

The negative working capital at the end of 2002 is not indicative of a lack of liquidity as the company maintains sufficient current assets to settle current liabilities when due. Current asset balances are minimized as one way to finance capital expenditures and lower borrowing costs. Additionally, the company has sufficient unused lines of credit and revolving credit facilities as discussed in the Liquidity section that follows.

Kerr-McGee operates with a philosophy that over a plan period the company's capital expenditures and dividends will be paid from cash generated by operations. On a cumulative basis, the cash generated from operations for the past four years has exceeded the company's capital expenditures and dividend payments. Debt and equity transactions are utilized for acquisition opportunities and short-term needs due to timing of cash flow.



Net Debt to Total Capitalization
(Percentages)
Net debt to total capitalization is total debt less cash divided by total debt less cash plus stockholders' equity.
60%
59%
46%
2002
2001
2000

Although debt was reduced $670 million from 2001, the decrease in equity resulting primarily from the 2002 net loss and dividends declared resulted in a slightly higher percentage of net debt to total capitalization as compared to 2001. The higher percentage of net debt to total capitalization in 2001 resulted from the debt issued and assumed in conjunction with the acquisition of HS Resources and the expenditures for major development projects in the Gulf of Mexico and the North Sea.

Cash Flow

Net Cash Flow from Operating Activities (Millions of dollars)
Net cash flow from operating activities increased $305 million in 2002.



$1,448
$1,143
$1,840
2002
2001
2000

Net cash flow from operating activities increased $305 million, from $1.1 billion in 2001 to $1.4 billion in 2002, primarily as a result of changes in various working capital items, partially offset by a decrease in income excluding noncash items. Year-end 2002 cash was $90 million, compared with $91 million at December 31, 2001.

The company invested $1.3 billion in its 2002 capital program, which included $113 million of unsuccessful exploratory drilling costs. The capital program for 2002 was $592 million lower than in the prior year, resulting in part from the completion of the major construction on certain field developments in the North Sea and the Gulf of Mexico in late 2001 and early 2002. During 2002, the company completed the divestiture of several oil and gas properties and other assets, generating proceeds of $756 million. These proceeds were used primarily to lower debt. The company also invested $24 million to acquire an additional 24% interest in the Janice field in the U.K. North Sea, bringing its working interest to 75%. Cash outlays for investing activities include a $47 million investment by the chemical unit in AVESTOR, its lithium-metal-polymer battery joint venture in Canada, and an additional $16 million investment for the company's share of construction costs for the Caspian pipeline by the exploration and production operating unit. Other investing activities provided $10 million of net cash.

Total Debt (Millions of dollars)
Outstanding debt was reduced $670 million in 2002.



$3,904
$4,574
$2,425
2002
2001
2000

During 2002, the company issued $350 million of 5.375% notes due April 2005. In connection with this issuance, the company entered into an interest rate swap agreement, the terms of which effectively change the fixed interest rate on the notes to a variable rate of LIBOR plus .875%. Variable interest rate commercial paper and revolving credit borrowings were reduced by $998 million on a net basis in 2002, and other debt and short-term borrowings were reduced $35 million. Cash flow was used to pay the company's dividends of $181 million in 2002.

As of December 31, 2002, the company's senior unsecured debt was rated BBB by Standard & Poor's and Fitch and the equivalent by Moody's. See Note 11 for details of the company's debt. At December 31, 2001, the company's outstanding debt had increased significantly from prior-year levels to fund the acquisition of HS Resources and major development projects in the Gulf of Mexico and the North Sea. Throughout 2002, the company aggressively pursued its strategy of divesting noncore and high-cost assets, the proceeds from which have been used primarily to reduce the company's outstanding debt. The company expects to further reduce debt during 2003 using proceeds from the divestiture of its exploration and production operations in Kazakhstan, which are expected to total approximately $140 million, and from excess cash flow.

Liquidity

The company believes that it has the ability to provide for its operational needs and its long- and short-term capital programs through its operating cash flow (partially protected by the company's hedging program), borrowing capacity and ability to raise capital. The company's primary source of funds has been from operating cash flow, which would be adversely affected by declines in oil, natural gas and pigment prices, all of which can be volatile as discussed in the preceding Outlook section. Should operating cash flow decline, the company may reduce its capital expenditures program, borrow under its commercial paper program and/or consider selective long-term borrowings or equity issuances. Kerr-McGee's commercial paper programs are backed by the revolving credit facilities currently in place. Should the company's commercial paper or debt rating be downgraded, borrowing costs will increase, and the company may experience loss of investor interest in its debt as evidenced by a reduction in the number of investors and/or amounts they are willing to invest.

At December 31, 2002, the company had unused lines of credit and committed amounts under revolving credit agreements totaling $1.499 billion. The company maintains two revolving credit agreements consisting of a five-year $650 million facility signed January 12, 2001, and a 364-day $700 million facility renewed on December 10, 2002. Of the two agreements, $860 million and $490 million can be used to support commercial paper borrowings in the U.S. and Europe, respectively, by certain wholly owned subsidiaries and are guaranteed by the parent company. The borrowings can be made in U.S. dollars, British pound sterling, euros or local European currencies. The company also had a $100 million revolving credit agreement available to its Chinese subsidiary through March 3, 2003, when the agreement lapsed and was not renewed. In addition, the company had other unused credit facilities of $49 million and unused, uncommitted lines of credit of $40 million at December 31, 2002. Interest for each of the revolving credit facilities and lines of credit is payable at varying rates.

At December 31, 2002, the company classified $68 million of its short-term obligations as long-term debt. The company has the intent and the ability, as evidenced by committed credit agreements, to refinance this debt on a long-term basis. The company's practice has been to continually refinance its commercial paper or draw on its backup facilities, while maintaining borrowing levels believed to be appropriate.

The company issued 5 1/2% notes exchangeable for common stock (DECS) in August 1999, which allow each holder to receive between .85 and 1.0 share of Devon common stock or, at the company's option, an equivalent amount of cash at maturity in

August 2004. Embedded options in the DECS provide the company a floor price on Devon's common stock of $33.19 per share (the put option). The company also retains the right to up to 15% of the shares if Devon's stock price is greater than $39.16 per share (the DECS holders have a call option on 85% of the shares). Using the Black-Scholes valuation model, the company recognizes in Other Income (Loss) any gains or losses resulting from changes in the fair value of the put and call options. The fluctuation in the value of the put and call derivative financial instruments will generally offset the increase or decease in the market value of 85% of the Devon stock owned by the company. The remaining 15% of the Devon shares are accounted for as available-for-sale securities in accordance with FAS 115, "Accounting for Certain Investments in Debt and Equity Securities," with changes in market value recorded in accumulated other comprehensive income.

The company also has available, to issue and sell, a total of $1.65 billion of debt securities, common or preferred stock, or warrants under its shelf registration with the Securities and Exchange Commission, which was last updated in February 2002.

Off-Balance Sheet Arrangements

During 2001 and 2000, the company identified certain financing needs that it determined would be best handled by off-balance sheet arrangements with unconsolidated, special-purpose entities. Three leasing arrangements were entered into for financing the company's working interest obligations for the production platforms and related equipment at three company-operated fields in the Gulf of Mexico. Also, the company entered into an accounts receivable monetization program to sell its receivables from certain pigment customers. Each of these transactions has provided specific financing for the company's business needs and/or projects and does not expose the company to significant additional risks or commitments. The leases have provided a tax-efficient method of financing a portion of these major development projects, and the sale of the pigment receivables results in lowering the company's overall financing costs as the subject discount rate is lower than the company's short-term borrowing rate.

During 2001, the company entered into a leasing arrangement for its interest in the production platform and related equipment for the Gunnison field in the Garden Banks area of the Gulf of Mexico. This leasing arrangement is similar to two arrangements entered into in 2000 for the Nansen and Boomvang fields in the East Breaks area of the Gulf of Mexico. In each of these three arrangements, the company entered into five-year lease commitments with separate business trusts that were created to construct independent spar production platforms for each field development. Under the terms of the agreements, the company's share of construction costs for the platforms has been financed by synthetic lease credit facilities between the trust and groups of financial institutions for up to $157 million, $137 million and $78 million for Gunnison, Nansen and Boomvang, respectively, with the company making lease payments sufficient to pay interest at varying rates on the financings. Upon completion of the construction phase, different trusts with third-party equity participants become the lessor/owner of the platforms and related equipment. The company and these trusts have entered into operating leases or, where construction is not yet complete, are committed to purchase or sell the platform and related equipment or enter into an operating lease for the use of the spar platform and related equipment. During 2002, the Nansen and Boomvang synthetic leases were converted to operating lease arrangements upon completion of construction of the respective production platforms. Completion of the Gunnison platform is expected in early 2004, at which time the Gunnison synthetic lease will be converted to an operating lease. Under this type of financing structure, the company leases the platforms under operating lease agreements, and neither the platform assets nor the related debt are recognized in the company's Consolidated Balance Sheet. In conjunction with the operating lease agreements, the company has guaranteed that the residual values of the Nansen, Boomvang and Gunnison platforms at the end of the operating leases shall be equal to at least 10% of their fair market value at the inception of the lease. For Nansen and Boomvang, the guaranteed values are $14 million and $8 million, respectively, in 2022, and for Gunnison the estimated guaranteed value is $16 million in 2024. Estimated future minimum annual rentals under these leases and the residual value guarantees are shown in the table of contractual obligations below.

A pigment accounts receivable monetization program began in December 2000. Under the terms of the credit-insurance-backed asset securitization, up to $165 million of selected pigment customers' accounts receivables may be sold monthly to an unconsolidated special-purpose entity (SPE). Since the collection of the receivables is insured, only receivables that qualify for credit insurance can be sold. The SPE borrows the purchase price of the receivables at a lower interest rate than Kerr-McGee's commercial paper rate and shares a portion of the savings with the company through a reduced discount rate on the receivables purchased. The company records a loss on the receivable sales equal to the difference in the cash received plus the fair value of the retained interests and the carrying value of the receivables sold. The fair value of the retained interests (servicing fees and preference stock of the SPE, which is essentially a deposit to provide credit enhancement, if needed, but otherwise recoverable by the company) is based on the discounted present value of future cash flows. At year-end 2002, the outstanding balance on receivables sold under the program totaled $111 million. In the event the program is terminated, Kerr-McGee will continue to act as collection agent until all its obligations under the agreement are retired. Any costs resulting from a termination would be covered by the value of the preference stock.

During 2002, the company entered into a sale-leaseback arrangement with General Electric Capital Corporation (GECC) covering assets associated with a gas-gathering system in the Rocky Mountain region. The lease agreement was entered into for the purpose of monetizing the related assets. The sales price of the equipment was $71 million; however, an $18 million settlement obligation existed for equipment previously covered by the lease agreement, resulting in net cash proceeds of $53 million. The operating lease agreement has an initial term of five years, with two 12-month renewal options. The company may elect to purchase the equipment at specified amounts after the end of the fourth year. In the event the company does not purchase the equipment and it is returned to GECC, the company guarantees a residual value ranging from $32 million at the end of the initial five-year term to $25 million at the end of the last renewal option. The company recorded no gain or loss associated with the GECC sale-leaseback agreement. Estimated future minimum annual rentals under this agreement and the residual value guarantee are shown in the table of contractual obligations below.

In conjunction with the company's sale of its Ecuadorean assets, which included the company's nonoperating interest in the Oleoducto de Crudos Pesados Ltd. (OCP) pipeline, the company has entered into a performance guarantee agreement with the buyer for the benefit of OCP. Under the terms of the agreement, the company guarantees payment of any claims from OCP against the buyer upon default by the buyer and its parent company. Claims would generally be for the buyer's proportionate share of construction costs of OCP; however, other claims may arise in the normal operations of the pipeline. Accordingly, the amount of any such future claims cannot be reasonably estimated. In connection with this guarantee, the buyer's parent company has issued a letter of credit in favor of the company up to a maximum of $50 million, upon which the company can draw in the event it is required to perform under the guarantee agreement. The company will be released from this guarantee when the buyer obtains a specified credit rating as stipulated under the guarantee agreement.

Obligations and Commitments

In the normal course of business, the company enters into purchase obligations, contracts, leases and borrowing arrangements. The company has no material debt guarantees for unrelated parties. As part of the company's project-oriented exploration and production business, Kerr-McGee routinely enters into contracts for certain aspects of the project, such as engineering, drilling, subsea work, etc. These contracts are generally not unconditional obligations; thus, the company accrues for the value of work done at any point in time, a portion of which is billed to partners. Kerr-McGee's commitments and obligations as of December 31, 2002, are summarized in the following table:

(Millions of dollars)	Payments due by period				
Type of Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$3,904	$106	$1,240	$475	$2,083
Operating leases for Nansen, Boomvang and Gunnison	648	11	44	58	535
All other operating leases	201	28	52	44	77
Leveraged leases	1	1	—	—	—
Drilling rig commitments	24	15	9	—	—
Purchase obligations	957	297	417	166	77
Guarantee of residual values of leased equipment	70	—	—	32	38
Total	$5,805	$458	$1,762	$775	$2,810

In connection with certain contracts and agreements, the company enters into indemnifications related to title claims, environmental matters, litigation and other claims. Because of the inherent uncertainty surrounding these matters, the amount of any future liability related to these indemnifications cannot be reasonably estimated. If a claim is asserted or if information becomes known to management indicating it is probable that a liability has been incurred and the amount can be reasonably estimated, an accrual is established at that time.

Capital Spending

Capital expenditures are summarized as follows:

(Millions of dollars)	Est. 2003	**2002**	2001	2000
Exploration and production	$ 860	**$ 988**	$1,557	$682
Chemicals	130	**86**	153	118
Other, including discontinued operations	20	**85**	82	42
Total	$1,010	**$1,159**	$1,792	$842

Capital spending, excluding acquisitions, totaled $3.8 billion in the three-year period ended December 31, 2002, and dividends paid totaled $520 million in the same three-year period, which compares with $4.4 billion of net cash provided by operating activities during the same period. This reflects the company's philosophy of providing for its capital programs and dividends, along with debt reduction, through internally generated funds. During the three-year period, the company made three major acquisitions that further expanded its global presence – the 2001 acquisition of HS Resources for $955 million cash plus common stock and assumed debt and the 2000 acquisitions of Repsol S.A.'s North Sea oil and gas operations and the Kemira U.S. and Dutch pigment plants for a total of $975 million.

Kerr-McGee has budgeted approximately $1 billion for its capital program in 2003. Management anticipates that the 2003 capital program, dividends and debt reduction can continue to be provided through internally generated funds. The available capacity for borrowings may be used for selective acquisitions that support the company's growth strategy or to support the company's capital expenditure program should internally generated cash flow fall short in any one measurement period.

Oil and Gas

The company's exploration and production capital spending continues to be focused on global growth and deepwater projects. Of the $860 million total budget for 2003, $385 million is allocated to the Gulf of Mexico, $170 million to the North Sea, $200 million to U.S. onshore and $105 million to other international projects. Successful exploration and appraisal drilling in the deepwater Gulf of Mexico has resulted in the development of two major projects during the last two years – Nansen (50% working interest) and Boomvang (30%), along with North Sea developments of Leadon (100%), Tullich (100%) and Maclure (33%). The Gunnison (50%) and Red Hawk (50%) projects currently under development are also in the deepwater Gulf of Mexico. Gunnison capitalizes on the success of truss spar technology introduced at the Nansen and Boomvang fields, while Red Hawk is being developed using innovative cell spar technology. Gunnison is expected to reach initial production during the first quarter of 2004, with Red Hawk following in mid-2004. The company is also developing discoveries in Bohai Bay, China, using a centrally located floating production, storage and offloading facility. These projects plus additional development at Nansen and Boomvang comprise 29% of the capital budget for 2003. The company also expects to fund its share of drilling 30 to 45 exploratory wells in 2003.

Chemicals

Capital expenditures for chemical operations are budgeted at $130 million for 2003. These expenditures will be primarily for chloride oxidation process and technology upgrades aimed at improving the capacity, efficiency and cost-effectiveness of the company's pigment operations. The Hamilton, Mississippi, plant capacity is expected to reach 225,000 tonnes by the end of 2003, up from approximately 200,000 tonnes at year-end 2002, and the Savannah, Georgia, chloride plant is expected to reach annual capacity of 110,000 tonnes by year-end 2003, up from 91,000 tonnes. Chemical has also budgeted $50 million of additional investment in AVESTOR for 2003.

Market Risks

The company is exposed to a variety of market risks, including credit risks, the effects of movements in foreign currency exchange rates, interest rates and certain commodity prices. The company addresses its risks through a controlled program of risk management that includes the use of insurance and derivative financial instruments. See Notes 1 and 18 for additional discussions of the company's financial instruments, derivatives and hedging activities.

Foreign Currency Exchange Rate Risk

The U.S. dollar is the functional currency for the company's international operations, except for its European chemical operations for which the euro is the functional currency. Periodically, the company enters into forward contracts to buy and sell foreign currencies. Certain of these contracts (purchases of Australian dollars and British pound sterling) have been designated and have qualified as cash flow hedges of the company's operating and capital expenditure requirements. These contracts generally have durations of less than three years. The resulting changes in fair value of these contracts are recorded in accumulated other comprehensive income.

The company has entered into other forward contracts to sell foreign currencies, which will be collected as a result of pigment sales denominated in foreign currencies, primarily in euros. These contracts have not been designated as hedges even though they do protect the company from changes in foreign currency rates. Certain pigment receivables have been sold in an asset securitization program at their equivalent U.S. dollar value at the date the receivables were sold. However, the company retains the risk of foreign currency rate changes between the date of the sale and collection of the receivables.

Following are the notional amounts at the contract exchange rates, weighted-average contractual exchange rates and estimated contract values for open contracts at year-end 2002 and 2001 to purchase (sell) foreign currencies. Contract values are based on the estimated forward exchange rates in effect at year-end. All amounts are U.S. dollar equivalents.

(Millions of dollars, except average contract rates)	Notional Amount	Weighted-Average Contract Rate	Estimated Contract Value
Open contracts at December 31, 2002 –			
Maturing in 2003 –			
British pound sterling	$113	1.5454	$115
Australian dollar	63	.5606	62
Euro	(10)	.9833	(10)
British pound sterling	(1)	1.5432	(1)
Japanese yen	(1)	.0080	(1)
New Zealand dollar	(1)	.4807	(1)
Maturing in 2004 –			
Australian dollar	38	.5366	38
Open contracts at December 31, 2001 –			
Maturing in 2002 –			
British pound sterling	79	1.4159	80
Australian dollar	64	.5943	54
Euro	(7)	.8894	(7)
New Zealand dollar	(1)	.4073	(1)
Maturing in 2003 –			
Australian dollar	44	.5702	38

Interest Rate Risk

The company's exposure to changes in interest rates relates primarily to long-term debt obligations. The table below presents principal amounts and related weighted-average interest rates by maturity date for the company's long-term debt obligations outstanding at year-end 2002. All borrowings are in U.S. dollars.

(Millions of dollars)	2003	2004	2005	2006	2007	There-after	Total	Fair Value 12/31/02
Fixed-rate debt –								
Principal amount	$106	$471	$501	$325	$150	$2,083	$3,636	$4,075
Weighted-average interest rate	8.09%	6.45%	6.21%	5.88%	6.63%	6.67%	6.55%	
Variable-rate debt –								
Principal amount	—	$268	—	—	—	—	$ 268	$ 268
Weighted-average interest rate	—	2.43%	—	—	—	—	2.43%	

At December 31, 2001, long-term debt included fixed-rate debt of $3.300 billion (fair value - $3.384 billion) with a weighted-average interest rate of 6.69% and $1.266 billion of variable-rate debt, which approximated fair value, with a weighted-average interest rate of 2.93%.

In connection with the issuance of $350 million 5.375% notes due April 15, 2005, the company entered into an interest rate swap arrangement in April 2002. The terms of the agreement effectively change the interest the company will pay on the debt until maturity from the fixed rate to a variable rate of LIBOR plus .875%. The company considers the swap to be a hedge against the change in fair value of the debt as a result of interest rate changes. The estimated fair value of the interest rate swap was $21 million at December 31, 2002.

Commodity Price Risk

The company has periodically used derivative instruments to reduce the effect of the price volatility of crude oil and natural gas. Effective August 1, 2001, the company purchased 100% of the outstanding shares of common stock of HS Resources. At the time of the purchase, HS Resources (now Kerr-McGee Rocky Mountain Corp.) and its marketing subsidiary (now Kerr-McGee Energy Services Corp.) had a number of derivative contracts for purchases and sales of gas, basis differences and energy-related contracts. Prior to 2002, the company had treated all of these derivatives as speculative and marked to market through income each month the change in derivative fair values. In 2002, the company designated the remaining portion of the HS Resources gas basis swaps that settled in 2002 and all that settle in 2003 as hedges. Additionally, in March 2002, the company began hedging a portion of its 2002 oil and natural gas production to increase the predictability of its cash flows and support additional capital expenditures. The hedges were in the form of fixed-price swaps and covered 30,000 barrels of U.S. oil production per day at an average price of $24.09 per barrel, 60,000 barrels of North Sea oil production per day at an average price of $23.17 per barrel and 250,000 MMBtu of U.S. natural gas production per day at an average price of $3.10 per MMBtu. In October 2002, the company expanded the hedging program to cover a portion of the estimated 2003 crude oil and natural gas production by adding fixed-price swaps, new basis swaps and costless collars. At December 31, 2002, the outstanding commodity-related derivatives accounted for as hedges had a net liability fair value of $83 million, of which $27 million is recorded as a current asset and $110 million is recorded as a current liability. The fair value of these derivative instruments at December 31, 2002, was determined based on prices actively quoted, generally NYMEX and Dated Brent prices. The company had after-tax deferred losses of $50 million in accumulated other comprehensive income associated with these contracts. The company expects to reclassify the entire amount of these losses into earnings during the next 12 months, assuming no further changes in fair market value of the contracts. During 2002, the company realized a $28 million loss on domestic oil hedging, a $50 million loss on North Sea oil hedging and a $2 million loss on domestic natural gas hedging. The losses offset the oil and natural gas prices realized on the physical sale of crude oil and natural gas. Losses for hedge ineffectiveness are recognized as a reduction to Sales in the Consolidated Statement of Operations and totaled $2 million in 2002.

At December 31, 2002, the following commodity-related derivative contracts were outstanding:

Contract Type[1]	Period	Daily Volume	Average Price
Natural Gas		MMBtu	$/MMBtu
Fixed-price swaps (NYMEX)	2003	310,000	$4.00
Costless collars (NYMEX)	2003	65,000	$3.50-$5.26
Basis swaps (CIG)	Q1-2003	134,580	$0.53
	Q2,3,4-2003	64,580	$0.36
Crude Oil		Bbl	$/Bbl
Fixed-price swaps (WTI)	Q1-2003	57,000	$27.40
	Q2-2003	35,000	$26.02
	Q3-2003	34,500	$25.99
	Q4-2003	3,500	$26.03
Fixed-price swaps (Brent)	Q1-2003	55,000	$25.71
	Q2-2003	44,500	$25.01
	Q3-2003	44,500	$24.99
	Q4-2003	6,500	$25.04

(1) These contracts may be subject to margin calls above certain limits established with individual counterparty institutions.

In January 2003, the following derivative contacts were added to the company's 2003 hedging program and, combined with the hedges outstanding at December 31, 2002, cover approximately 54% of the expected 2003 U.S. crude oil production, 65% of the North Sea crude oil production and 54% of the U.S. natural gas production.

Contract Type[1]	Period	Daily Volume	Average Price
Crude oil		Bbl	$/Bbl
Fixed-price swaps (WTI)	Q4-2003	31,500	$26.01
Fixed-price swaps (Brent)	Q4-2003	38,500	$25.04

(1) These contracts may be subject to margin calls above certain limits established with individual counterparty institutions.

The HS Resources gas basis swaps that settle between 2004 and 2008 continue to be treated by the company as speculative and are marked to market through income. These derivatives are recorded at their fair value of $21 million in Investments – Other assets. The net gain associated with these derivatives was $8 million in 2002 and is included in Other Income in the Consolidated Statement of Operations. In 2001, all of the HS Resources derivative contracts were treated by the company as speculative and marked to market through income each month. At December 31, 2001, the fair value of these contracts was $6 million. The net gain associated with these derivatives was $27 million in 2001 and is included in Other Income in the Consolidated Statement of Operations.

The marketing subsidiary, Kerr-McGee Energy Services (KMES) markets purchased gas (primarily equity gas) in the Denver area. Existing contracts for the physical delivery of gas at fixed or index-plus prices are marked to market in accordance with FAS 133. KMES has entered into natural gas basis and price derivative contracts that offset its fixed-price risk on physical contracts. These derivative contracts lock in the margins associated with the physical sale. The company believes that risk associated with these derivatives is minimal due to the credit-worthiness of the counterparties. The net asset fair value of the physical and offsetting derivative contracts was $8 million at year-end 2002. Of this amount, $31 million was recorded in current assets, $1 million in Investments - Other assets, $23 million in current liabilities and $1 million in deferred credits. The fair value of the outstanding derivative instruments at December 31, 2002, was based on prices actively quoted, generally NYMEX futures prices. During 2002, the net loss associated with these derivative contracts was $20 million and is included in Sales in the Consolidated Statement of Operations. At year-end 2001, the net asset fair value of the commodity-related derivatives and physical contracts was $21 million. The 2001 net loss associated with these derivative contracts was $24 million and is included in Sales in the Consolidated Statement of Operations. The losses on the derivative contracts are generally offset by the prices realized on the physical sale of the natural gas.

Critical Accounting Policies

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, judgments and assumptions regarding matters that are inherently uncertain and which ultimately affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. However, the accounting principles used by the company generally do not impact the company's reported cash flows or liquidity. Generally, accounting rules do not involve a selection among alternatives, but involve a selection of the appropriate policies for applying the basic principles. Interpretation of the existing rules must be done and judgments made on how the specifics of a given rule apply to the company.

The more significant reporting areas impacted by management's judgments and estimates are crude oil and natural gas reserve estimation, site dismantlement and asset retirement obligations, impairment of assets, environmental remediation, derivative instruments, litigation, tax accruals, and benefit plans. Management's judgments and estimates in these areas are based on information available from both internal and external sources, including engineers, legal counsel, actuaries, environmental studies and historical experience in similar matters. Actual results could differ materially from those estimates as additional information becomes known.

Oil and Gas Reserves

The estimates of oil and gas reserves are prepared by the company's geologists and engineers. Only proved oil and gas reserves are included in any financial statement disclosure. The U.S. Securities and Exchange Commission has defined proved reserves as the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Even though the company's geologists and engineers are knowledgeable and follow authoritative guidelines for estimating reserves, they must make a number of subjective assumptions based on professional judgments in developing the reserve estimates. Reserve estimates are updated at least annually and consider recent production levels and other technical information about each field. Revisions in the estimated reserves may be necessary due to a number of factors, including reservoir performance, new drilling, sales price and cost changes, technological advances, new geological or geophysical data, or other economic factors. The company cannot predict the amounts or timing of future reserve revisions.

Depreciation rates are calculated using both reserve quantity estimates and the capitalized costs of producing properties. As the estimated reserves are adjusted, the depreciation expense for a property will change, assuming no change in production volumes or the costs capitalized. Estimated reserves may also be used as the basis for calculating the expected future cash flows from a property, which are further used to analyze a property for potential impairment. In addition, reserves are used to estimate the company's supplemental disclosure of the standardized measure of discounted future net cash flows relating to its oil and gas producing activities. Changes in estimated reserves are considered changes in estimates for accounting purposes and are reflected on a prospective basis.

Site Dismantlement and Asset Retirement Obligations

The company has significant obligations for the dismantlement and removal of its oil and gas production and related facilities. Such costs have historically been accumulated over the estimated life of the facilities by use of the unit-of-production method. Accordingly, the rate of accumulation of such costs has been affected by changes in the underlying reserve estimates. In addition, estimating future asset-removal costs is difficult and requires management to make estimates and judgments since most of the removal activities will occur several years in the future. Asset removal technologies and costs are constantly changing, as are political, environmental, safety and public relations considerations that may ultimately impact the amount of the obligation. In June 2001, the FASB issued FAS 143, "Accounting for Asset Retirement Obligations." FAS 143 requires asset retirement costs to be capitalized as part of the cost of the related tangible long-lived asset and subsequently allocated to expense using a systematic and rational method over the useful life of the asset. The timing of implementation and the expected impact of this new standard are discussed below in the New Accounting Standards section.

Successful Efforts Method of Accounting

The company has elected to use the successful efforts method of accounting for its oil and gas exploration and development activities. Exploration expenses, including geological and geophysical costs, rentals, and exploratory dry holes, are charged against income as incurred. Costs of successful wells and related production equipment and developmental dry holes are capitalized and amortized by field using the unit-of-production method as oil and gas is produced. The successful efforts method reflects the inherent volatility in exploring for and producing oil and gas. The accounting method may yield significantly different operating results than the full-cost method.

Impairment of Assets

All long-lived assets are monitored for potential impairment when circumstances indicate that the carrying value of the asset may be greater than its future net cash flows. The evaluations involve a significant amount of judgment since the results are based on estimated future events, such as inflation rates; future sales prices for oil, gas or chemicals; future costs to produce these products; estimates of future oil and gas reserves to be recovered and the timing thereof; the economic and regulatory climates; and other factors. The need to test a property for impairment may result from significant declines in sales prices, unfavorable adjustments to oil and gas reserves, increases in operating costs, and changes in environmental or abandonment regulations. Assets held for sale are reviewed for impairment when the company approves the plan to sell and thereafter while the asset is held for sale. Estimates of anticipated sales prices are highly judgmental and subject to material revision in future periods. Because of the uncertainty inherent in these factors, the company cannot predict when or if future impairment charges will be recorded.

Derivative Instruments

The company is exposed to risk from fluctuations in crude oil and natural gas prices, foreign currency exchange rates, and interest rates. To reduce the impact of these risks on earnings and to increase the predictability of its cash flow, from time to time the company enters into certain derivative contracts, primarily swaps and collars for a portion of its oil and gas production, forward contracts to buy and sell foreign currencies, and interest rate swaps. The company accounts for all its derivative instruments, including hedges, in accordance with FAS 133, "Accounting for Derivative Instruments and Hedging Activities." The commodity, foreign currency and interest rate contracts are measured at fair value and recorded as assets or liabilities in the Consolidated Balance Sheet. When available, quoted market prices are used in determining fair value; however, if quoted market prices are not available, the company estimates fair value using either quoted market prices of financial instruments with similar characteristics or other valuation techniques. The counterparties to these contractual arrangements are limited to creditworthy major institutions.

Environmental Remediation, Litigation and Other Contingency Reserves

Kerr-McGee management makes judgments and estimates in accordance with applicable accounting rules when it establishes reserves for environmental remediation, litigation and other contingent matters. Provisions for such matters are charged to expense when it is probable that a liability has been incurred and reasonable estimates of the liability can be made. It is not possible for management to reliably estimate the amount and timing of all future expenditures related to environmental, legal or other contingent matters because of continually changing laws and regulations, inherent uncertainties associated with court and regulatory proceedings as well as cleanup requirements and related work, the possible existence of other potentially responsible parties, and the changing political and economic environment. For these reasons, actual environmental, litigation and other contingency costs can vary significantly from the company's estimates. For additional information about contingencies, refer to Note 16.

Tax Accruals

The company has operations in several countries around the world and is subject to income and other similar taxes in these countries. The estimation of the amounts of income tax to be recorded by the company involves interpretation of complex tax laws and regulations, evaluation of tax audit findings, and assessment of how the foreign taxes affect domestic taxes. Although the company's management believes its tax accruals are adequate, differences may occur in the future depending on the resolution of pending and new tax matters.

Benefit Plans

The company provides defined benefit retirement plans and certain nonqualified benefits for employees in the U.S., U.K., Germany and the Netherlands and accounts for these plans in accordance with FAS 87, "Employers' Accounting for Pensions." The various assumptions used and the attribution of the costs to periods of employee service are fundamental to the measurement of net periodic cost and pension obligations associated with the retirement plans.

One of the significant assumptions used to account for the company's pension plans is the expected long-term rate of return on plan assets. In developing the assumed long-term rate of return on plan assets for determining net periodic pension cost, the company considers long-term historical returns (arithmetic average) of the plan's investments, the asset allocation among types of investments, estimated long-term returns by investment type from external sources, and the current economic environment. Based on this information the company selected 9% for 2002 and 8.5% for 2003 for U.S. pension plans. This decrease in the company's expected long-term rate of return as of the beginning of 2003 is expected to increase 2003 net periodic pension cost by $7 million but not affect expected contributions to fund the pension plans.

Another significant assumption for pension plan accounting is the discount rate. The company selects a discount rate as of December 31 each year for U.S. plans to reflect average rates available on high-quality fixed income debt instruments during December of that year. The average Moody's Long-Term AA Corporate Bond Yield for December is used as a guide in the selection of the discount rate for U.S. pension plans. For December 2001, the average Moody's Long-term AA Corporate Bond Yield was 7.19%, and the company chose 7.25% as its discount rate at the end of 2001. For December 2002, the average Moody's Long-term AA Corporate Bond Yield was 6.63%, and the company chose 6.75% as its discount rate at the end of 2002. This decrease in the discount rate effective December 31, 2002, is expected to increase 2003 net periodic pension cost by $3 million but not affect expected contributions to fund the pension plans.

The rate of compensation increase is another significant assumption used in the development of accounting information for pension plans. The company determines this assumption based on its long-term plans for compensation increases and current economic conditions. Based on this information, the company selected 5% at December 31, 2001, and 4.5% at December 31, 2002, for U.S. pensions plans. This decrease in assumed rate of compensation is expected to decrease 2003 net periodic pension cost by $4 million but not affect expected contributions to fund pension plans.

The net effect the U.S. pension plans had on results of operations for 2002 was $41 million of income due to the expected return on assets exceeding other pension charges. The total expected return on assets of the U.S. pension plans for 2002 was $125 million, compared with an actual loss of $83 million. During 2002, the company's contributions to the retirement plans totaled $6 million for certain U.S. nonqualified plans and foreign plans.

When calculating expected return on plan assets for U.S. pension plans, the company uses a market-related value of assets that spreads asset gains and losses (differences between actual return and expected return) over five years. As of January 1, 2003, the amount of unrecognized losses on U.S. pension assets was $317 million. As these losses are recognized during future years in the market-related value of assets, they will result in cumulative increases in net periodic pension cost of $27 million in 2004 through 2008.

A 25 basis point increase/decrease in the company's expected long-term rate of return assumption as of the beginning of 2003 would decrease/increase net periodic pension cost for U.S. pension plans for 2003 by $3 million. The change would not affect expected contributions to fund the company's U.S. pension plans.

The company also provides certain postretirement health care and life insurance benefits and accounts for the related plans in accordance with FAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The postretirement benefit cost and obligation are also dependent on the company's assumptions used in the actuarially determined amounts. These assumptions include discount rates (discussed above), health care cost trends rates, inflation rates, retirement rates, mortality rates and other factors. The health care cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends. Assumed inflation rates are based on an evaluation of external market indicators. Retirement and mortality rates are based primarily on actual plan experience.

The above description of the company's critical accounting policies is not intended to be an all-inclusive discussion of the uncertainties considered and estimates made by management in applying accounting principles and policies. Results may vary significantly if different policies were used or required and if new or different information becomes known to management.

Environmental Matters

The company's affiliates are subject to various environmental laws and regulations in the United States and in foreign countries in which they operate. Under these laws, the company's affiliates are or may be required to remove or mitigate the effects on the environment due to the disposal or release of certain chemical, petroleum, low-level radioactive and other substances at various sites. Environmental laws and regulations are becoming increasingly stringent, and compliance costs are significant and will continue to be significant in the foreseeable future. There can be no assurance that such laws and regulations or any environmental law or regulation enacted in the future will not have a material effect on the company's operations or financial condition.

Sites at which the company's affiliates have environmental responsibilities include sites that have been designated as Superfund sites by the U.S. Environmental Protection Agency (EPA) pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA), as amended, and that are included on the National Priority List (NPL). As of December 31, 2002, the company's affiliates had received notices that they had been named potentially responsible parties (PRP) with respect to 13 existing EPA Superfund sites on the NPL that require remediation. The company does not consider the number of sites for which its affiliates have been named a PRP to be the determining factor when considering the company's overall environmental liability. Decommissioning and remediation obligations, and the attendant costs, vary substantially from site to site and depend on unique site characteristics and the regulatory requirements applicable to each site. Additionally, the company's affiliates may share liability at some sites with numerous other PRPs, and the law currently imposes joint and several liability on all PRPs under CERCLA. The company's affiliates are also obligated to perform or have performed remediation or remedial investigations and feasibility studies at sites that have not been designated as Superfund sites by EPA. Such work is frequently undertaken pursuant to consent orders or other agreements.

Current Businesses

The company's oil and gas affiliates are subject to numerous international, federal, state and local laws and regulations relating to environmental protection. In the United States, these include the Federal Water Pollution Control Act, commonly known as the Clean Water Act, the Clean Air Act, the Water Pollution Act and the Resource Conservation and Recovery Act (RCRA). These laws and regulations govern, among other things, the amounts and types of substances and materials that may be released into the environment; the issuance of permits in connection with exploration, drilling and production activities; the release of emissions into the atmosphere; and the discharge and disposition of waste materials. Environmental laws and regulations also govern offshore oil and gas operations, the implementation of spill prevention plans, the reclamation and abandonment of wells and facility sites, and the remediation and monitoring of contaminated sites. The company's chemical affiliates are subject to a broad array of international, federal, state and local laws and regulations relating to environmental protection, including the Clean Water Act, the Clean Air Act, CERCLA and RCRA. These laws require the company's affiliates to undertake various activities to reduce air emissions, eliminate the generation of hazardous waste, decrease the volume of wastewater discharges and increase the efficiency of energy use.

Discontinued Businesses

The company's affiliates historically have held interests in various businesses in which they are no longer engaged or which they intend to exit. Such businesses include the refining and marketing of oil and gas and associated petroleum products, the mining and processing of uranium and thorium, the production of ammonium perchlorate, and other activities. Additionally, the company announced in 2002 that its chemical affiliate would be exiting the forest products business by the end of 2004. Although the company's affiliates are no longer engaged in certain businesses or have announced their intention to exit certain businesses, residual obligations may still exist, including obligations related to compliance with environmental laws and regulations, including the Clean Water Act, the Clean Air Act, CERCLA and RCRA. These laws and regulations require company affiliates to undertake remedial measures at sites of current or former operations or at sites where waste was disposed. For example, company affiliates are required to conduct decommissioning and environmental remediation at certain refineries, distribution facilities and service stations they owned and/or operated before exiting the refining and marketing business in 1995. Company affiliates also are required to conduct decommissioning and remediation activities at sites where they were involved in the exploration, production, processing and/or sale of uranium or thorium. Additionally, the company's chemical affiliate will be required to decommission and remediate its wood-treatment facilities as part of its plan to exit the forest products business.

Environmental Costs

Expenditures for environmental protection and cleanup for each of the last three years and for the three-year period ended December 31, 2002, are as follows:

(Millions of dollars)	2002	2001	2000	Total
Charges to environmental reserves	**$128**	$142	$116	$386
Recurring expenses	**37**	57	23	117
Capital expenditures	**22**	21	28	71
Total	**$187**	$220	$167	$574

In addition to past expenditures, reserves have been established for the remediation and restoration of active and inactive sites where it is probable that future costs will be incurred and the liability is reasonably estimable. For environmental sites, the company considers a variety of matters when setting reserves, including the stage of investigation, whether EPA or another relevant agency has ordered action or quantified cost, whether the company has received an order to conduct work, whether the company participates as a PRP in the Remedial Investigation/Feasibility Study (RI/FS) process and, if so, how far the RI/FS has progressed, the status of the record of decision, the status of site characterization, the stage of the remedial design, evaluation of existing remediation technologies, and whether the company reasonably can evaluate costs based upon a remedial design and/or engineering plan.

After the remediation work has begun, additional accruals or adjustments to costs may be made based on any number of developments, including revisions to the remedial design; unanticipated construction problems; identification of additional areas or volumes of contamination; inability to implement a planned engineering design or to use planned technologies and excavation methods; changes in costs of labor, equipment and/or technology; any additional or updated engineering and other studies; and weather conditions.

As of December 31, 2002, the company's financial reserves for all active and inactive sites totaled $258 million. This includes $202 million added in 2002 for active and inactive sites. In the Consolidated Balance Sheet, $158 million of the total reserve is classified as a deferred credit, and the remaining $100 million is included in current liabilities. Management believes that currently the company has reserved adequately for the reasonably estimable costs of known environmental contingencies. However, additional reserves may be required in the future due to the previously noted uncertainties. Additionally, there may be other sites where the company has potential liability for environmental-related matters but for which the company does not have sufficient information to determine that the liability is probable and/or reasonably estimable. The company has not established reserves for such sites.

The following table reflects the company's portion of the known estimated costs of investigation and/or remediation that are probable and estimable. The table summarizes EPA Superfund NPL sites where the company and/or its affiliates have been notified it is a PRP under CERCLA and other sites for which the company had some ongoing financial involvement in investigation and/or remediation at year-end 2002. In the table, aggregated information is presented for certain sites that are individually not significant or for which there is insufficient information to estimate liability. Amounts reported in the table for the West Chicago sites are not reduced for actual or expected reimbursement from the U.S. government under Title X of the Energy Policy Act of 1992 (Title X), described below.

Location of Site	Stage of Investigation/Remediation	Total Expenditures Through 2002	Remaining Reserve Balance at December 31, 2002	Total
		(Millions of dollars)		
EPA Superfund sites on National Priority List (NPL)				
West Chicago, Ill. Kress Creek and Sewage Treatment Plant	Conceptual agreement for cleanup of thorium tailings at these two contiguous sites is being reviewed by relevant agencies. Approval is expected in 2003.	$ 10	$ 87	$ 97
Residential areas and Reed-Keppler Park	Thorium tailings remediation is substantially complete at both sites.	100	—	100
Milwaukee, Wis.	Completed soil cleanup at former wood-treatment facility and began cleanup of offsite tributary creek. Groundwater remediation is continuing.	29	13	42
Other sites	Sites where the company has been named a PRP, including landfills, wood-treating sites, a mine site and an oil recycling refinery. These sites are in various stages of investigation/remediation.	32	12	44
		171	112	283
Sites under consent order, license or agreement not on EPA Superfund NPL				
West Chicago, Ill. Former manufacturing facility	Decommissioning and cleanup of former thorium mill is nearing completion under supervision of State of Illinois. Groundwater monitoring and/or remediation will continue.	402	16	418
Cushing, Okla.	Soil remediation at site of former oil refinery is continuing. Bulk of thorium and uranium residuals was removed in 2002.	105	23	128
Henderson, Nev.	Groundwater treatment to address perchlorate contamination is being conducted under consent decree with Nevada Department of Environmental Protection.	80	17	97
Other sites	Includes sites related to wood-treating, chemical production, landfills, mining, oil and gas production, and petroleum refining, distribution and marketing. These sites are in various stages of investigation/remediation. No individual site has a remaining reserve balance exceeding $10 million.	265	90	355
		852	146	998
	Total	$1,023	$258	$1,281

The company has not recorded in the financial statements potential reimbursements from governmental agencies or other third parties, except for amounts due from the U.S. government under Title X. If recoveries from third parties other than the U.S. government under Title X become probable, they will be disclosed but will not generally be recognized until received.

Sites specifically identified in the table above are discussed below.

West Chicago, Illinois

In 1973, the company's chemical affiliate (Chemical) closed a facility in West Chicago, Illinois, that processed thorium ores for the federal government and for certain commercial purposes. Historical operations had resulted in low-level radioactive contamination at the facility and in surrounding areas. The original processing facility is regulated by the State of Illinois (the State), and four vicinity areas are designated as Superfund sites on the NPL.

Closed facility – In 1994, Chemical, the City of West Chicago (the City) and the State reached agreement on the initial phase of the decommissioning plan for the closed West Chicago facility, and Chemical began shipping material from the site to a licensed permanent disposal facility. In February 1997, Chemical executed an agreement with the City covering the terms and conditions for completing the final phase of decommissioning work. The agreement requires Chemical to excavate contaminated soil and ship it to a licensed disposal facility, monitor and, if necessary, remediate groundwater, and restore the property. The State indicated approval of the agreement and issued license amendments authorizing the work. Chemical expects most of the work to be completed by the end of 2003, leaving principally surface restoration and groundwater monitoring and/or remediation for subsequent years. Surface restoration is expected to be completed in 2004. The long-term scope, duration and cost of groundwater monitoring and/or remediation are uncertain because it is not possible to reliably predict how groundwater conditions will be affected by the ongoing work.

Vicinity areas – EPA has listed four areas in the vicinity of the closed West Chicago facility on the NPL and has designated Chemical as a PRP in these four areas. EPA issued unilateral administrative orders for two of the areas (known as the Residential Areas and Reed-Keppler Park), which required Chemical to conduct removal actions to excavate contaminated soil and ship the soil to a licensed disposal facility. Chemical has substantially completed the work required by the two orders.

The other two NPL sites, known as Kress Creek and the Sewage Treatment Plant, are contiguous and involve low levels of insoluble thorium residues principally in streambanks and streambed sediments, virtually all within a floodway. Chemical has conducted a thorough characterization of the two sites and has reached conceptual agreement with local governmental authorities on a cleanup plan, which is currently being reviewed by EPA. The cleanup plan will require excavation of contaminated soils and stream sediments, shipment of excavated materials to a licensed disposal facility, and restoration of affected areas. The agreement is conditioned upon the resolution of certain matters, including agreements regarding potential natural resource damages and government response costs, and is expected to be incorporated in a consent decree that will address the outstanding issues. The consent decree must be approved by EPA, the State, local communities and Chemical and then entered by a federal court. It is expected that the necessary parties will approve the terms of a consent decree in 2003 and the work, once it begins, will take about four years to complete.

Financial Reserves – As of December 31, 2002, the company had remaining reserves of $103 million for costs related to West Chicago. This includes $99 million added to the reserves in 2002, of which $84 million reflects the estimated costs to implement the conceptual agreement with respect to the Kress Creek and Sewage Treatment Plant sites, and the remainder principally reflects changes in the scope of excavation and construction and increased estimates of the volumes of soil contamination at the other West Chicago sites. Although actual costs may exceed current estimates, the amount of any increases cannot be reasonably estimated at this time. The amount of the reserve has not been reduced by reimbursements expected from the federal government under Title X (discussed below).

Government Reimbursement – Pursuant to Title X, the U.S. Department of Energy (DOE) is obligated to reimburse Chemical for certain decommissioning and cleanup costs incurred in connection with the West Chicago sites in recognition of the fact that about 55% of the facility's production was dedicated to U.S. government contracts. The amount authorized for reimbursement under Title X is $365 million plus inflation adjustments. That amount is expected to cover the government's full share of West Chicago cleanup costs. Through December 31, 2002, Chemical had been reimbursed approximately $156 million under Title X.

Reimbursements under Title X are provided by congressional appropriations. Historically, congressional appropriations have lagged Chemical's cleanup expenditures. As of December 31, 2002, the government's share of costs incurred by Chemical but not yet reimbursed by the DOE totaled approximately $113 million. The company believes receipt of this arrearage in due course following additional congressional appropriations is probable and has reflected the arrearage as a receivable in the financial statements. The company will recognize recovery of the government's share of future remediation costs at the West Chicago sites as Chemical incurs the costs.

Henderson, Nevada

In 1998, Chemical decided to exit the ammonium perchlorate business. At that time, Chemical curtailed operations and began preparation for the shutdown of associated production facilities in Henderson, Nevada, that produced ammonium perchlorate and other related products. Manufacture of perchlorate compounds began at Henderson in 1945 in facilities owned by the U.S. government. Production expanded significantly in 1953 with completion of a plant for manufacture of ammonium perchlorate. The U.S. Navy paid for construction of this plant and took title to it in 1953. The Navy continued to own the ammonium perchlorate plant as well as other associated production equipment at Henderson until 1962, when the plant was purchased by a predecessor of Chemical. The ammonium perchlorate produced at the Henderson facility was used primarily in federal government defense and space programs. Perchlorate has been detected in nearby Lake Mead and the Colorado River.

In 1998, Chemical decided to exit the business and began decommissioning the facility and remediating associated perchlorate, including surface impoundments and groundwater. In 1999 and 2001, Chemical entered into consent orders with the Nevada Department of Environmental Protection that require Chemical to implement both interim and long-term remedial measures to capture and remove perchlorate from groundwater.

In 1999, Chemical initiated the interim measures required by the consent orders. Chemical subsequently developed and installed a long-term remediation system based on new technology, but startup difficulties have prevented successful commissioning of the long-term system. Chemical currently is evaluating possible solutions to resolve the startup difficulties and is also evaluating an alternate technology in the event the startup difficulties cannot be resolved. The evaluation process should be completed in the first half of 2003. The interim system has been enhanced pending the successful commissioning of a long-term system. The scope and duration of groundwater remediation will be driven in the long term by drinking water standards, which to date have not been formally established by state or federal regulatory authorities. EPA and other federal and state agencies currently are evaluating the health and environmental risks associated with perchlorate as part of the process for ultimately setting a drinking water standard.

The resolution of these issues could materially affect the scope, duration and cost of the long-term groundwater remediation that Chemical is required to perform.

Financial Reserves – As of December 31, 2002, the company's remaining reserves for Henderson totaled $17 million. This includes $22 million added in 2002 principally as a result of technological difficulties encountered with the long-term remediation system and the resulting need to enhance and prolong the interim treatment measures. The reserves do not include any cost that might be incurred to install an alternate technology as possible solutions to address the startup difficulties still are being evaluated, and evaluation of the alternate technology is not complete. As noted above, the long-term scope, duration and cost of groundwater remediation are uncertain and, therefore, additional costs may be incurred in the future. However, the amount of any additions cannot be reasonably estimated at this time.

Government Litigation – In 2000, Chemical initiated litigation against the United States seeking contribution for response costs. The government owned the plant in the early years of its operation and was the largest consumer of products produced at the plant. The litigation is in the early stages of discovery. Although the outcome of the litigation is uncertain, Chemical believes it is likely to recover a portion of its costs from the government. The amount and timing of any recovery cannot be estimated at this time and, accordingly, the company has not recorded a receivable or otherwise reflected in the financial statements any potential recovery from the government.

Insurance – In 2001, Chemical purchased a 10-year $100 million, environmental cost cap insurance policy for groundwater remediation at Henderson. The insurance policy provides coverage only after Chemical exhausts a self-insured retention of approximately $61 million and covers only those costs incurred to achieve a cleanup level specified in the policy. As noted above, federal and state agencies have not established a drinking water standard and, therefore, it is possible that Chemical may be required to achieve a cleanup level more stringent than that covered by the policy. If so, the amount recoverable under the policy could be affected. Through December 31, 2002, Chemical incurred expenditures of about $38 million that it believes can be applied to the self-insured retention. Additionally, the company believes that the $17 million reserve remaining at December 31, 2002, will be creditable against the self-insured retention. The company has not recorded a receivable or otherwise reflected in the financial statements any potential recovery from the insurance policy since costs incurred to date and estimated costs for future work do not exhaust the self-insured retention. The applicability of expenditures to the self-insured retention is a matter currently under discussion with the insurance carrier. Therefore, the amount of the remaining self-insured retention may be greater than currently estimated.

Milwaukee, Wisconsin

In 1976, Chemical closed a wood-treatment facility it had operated in Milwaukee, Wisconsin. Operations at the facility prior to its closure had resulted in the contamination of soil and groundwater at and around the site with creosote and other substances used in the wood-treatment process. In 1984, EPA designated the Milwaukee wood-treatment facility as a Superfund site under CERCLA, listed the site on the NPL and named Chemical a PRP. Chemical executed a consent decree in 1991 that required it to perform soil and groundwater remediation at and below the former wood-treatment area and to address a tributary creek of the Menominee River that had become contaminated as a result of the wood-treatment operations. Actual remedial activities were deferred until after the decree was finally entered in 1996 by a federal court in Milwaukee.

Groundwater treatment, using a pump and treat system, was initiated in 1996 to remediate groundwater contamination below and in the vicinity of the former wood-treatment area. It is not possible to reliably predict how groundwater conditions will be affected by the ongoing soil remediation and groundwater treatment. Therefore, it is not known how long groundwater treatment will continue. Soil cleanup of the former wood-treatment area began in 2000 and was completed in 2002. Also in 2002, terms for addressing the tributary creek were agreed upon with EPA, after which Chemical began the implementation of a remedy to reroute the creek and to remediate associated sediment and stream bank soils. It is expected that the soil and sediment remediation will take about four more years.

As of December 31, 2002, the company had remaining reserves of $13 million for the costs of the remediation work described above. This includes $12 million added to the reserve in 2002 to implement the remedy related to the tributary creek. Although actual costs may exceed current estimates, the amount of any increases cannot be reasonably estimated at this time.

Cushing, Oklahoma

In 1972, a company affiliate closed a petroleum refinery it had operated near Cushing, Oklahoma. Prior to being closed, the affiliate also had produced uranium and thorium fuel and metal at the site pursuant to licenses issued by the Atomic Energy Commission (AEC). The uranium and thorium operations commenced in 1962 and were shut down in 1966, at which time the affiliate decommissioned and cleaned up the portion of the facility related to uranium and thorium operations to applicable standards. When the refinery was closed in 1972, it also was cleaned up to applicable standards.

Subsequent regulatory changes required more extensive remediation at the site. In 1990, the affiliate entered into a consent agreement with the State of Oklahoma to investigate the site and take appropriate remedial actions related to petroleum refining and uranium and thorium residuals. Remediation of hydrocarbon contamination is being performed under a plan approved by the Oklahoma Department of Environmental Quality. Soil remediation to address hydrocarbon contamination is expected to continue for about four more years. The scope of any groundwater remediation that may be required is not known. Additionally, in 1993, the affiliate received a decommissioning license from the Nuclear Regulatory Commission (NRC), the successor to AEC's licensing authority, to clean up certain uranium and thorium residuals. To avoid anticipated future increases in disposal costs, much of the uranium and thorium residuals were cleaned up and disposed of in 2002 after obtaining NRC approvals to conduct soil removal without first completing the site characterization, work that is necessary for identifying the scope of required cleanup activities. Because excavation preceded characterization, contamination that had not been previously identified was encountered and removed during the expedited excavation and disposal work. Characterization and verification work is ongoing to confirm whether the work undertaken in 2002 adequately addressed the contaminated areas. Additional excavation may be required in the future depending on the results of the characterization and verification work.

As of December 31, 2002, the company had remaining reserves of $23 million for the costs of the ongoing remediation and decommissioning work described above. This included $32 million added to the reserves in 2002 principally as a result of costs incurred to perform the expedited uranium and thorium cleanup work and costs for excavating and disposing of additional refinery-related wastes identified in 2002. Although actual costs may exceed current estimates, the amount of any increases cannot be reasonably estimated at this time.

New Accounting Standards

In June 2001, the FASB issued FAS 142, "Goodwill and Other Intangible Assets." The company adopted the provisions of FAS 142 as of January 1, 2002, for all goodwill and other intangible assets recognized in the company's Consolidated Balance Sheet as of that date. Under FAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are instead reviewed annually for impairment, or more frequently if impairment indicators arise. The nonamortization provisions of this standard were immediately applicable for any goodwill acquired after June 30, 2001, which included goodwill associated with the August 1, 2001, acquisition of HS Resources, Inc. Separately identifiable intangible assets that have finite lives will continue to be amortized over their useful lives. The company completed its required annual test for impairment as of June 30, 2002, with no impairment loss being indicated.

In August 2001, the FASB issued FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." FAS 144 supersedes FAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the portion of Accounting Principles Board Opinion No. 30 that deals with disposal of a business segment. The new standard resolves significant implementation issues related to FAS 121 and establishes a single accounting model for long-lived assets to be disposed of by sale. The company adopted FAS 144 as of January 1, 2002, and, in accordance with the standard, has classified certain asset disposal groups whose operations and cash flows can be clearly distinguished from the rest of the company as discontinued operations. Prior-year amounts in the company's Consolidated Statement of Operations and Consolidated Balance Sheet and related disclosures have been reclassified for consistency with the current-year presentation. See Note 20 for further discussion.

In June 2001, the FASB issued FAS 143, "Accounting for Asset Retirement Obligations." FAS 143 requires that an asset retirement obligation (ARO) associated with the retirement of a tangible long-lived asset be recognized as a liability in the period in which it is incurred (as defined), with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO, is depreciated such that the cost of the ARO is recognized over the useful life of the asset. The ARO is recorded at fair value, and accretion expense will be recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash outflows discounted at the company's credit-adjusted risk-free interest rate.

The company was required to adopt FAS 143 on January 1, 2003. As a result, Kerr-McGee will accrue an abandonment liability associated with its oil and gas wells and platforms when those assets are placed in service, rather than its past practice of accruing the expected abandonment costs on a unit-of-production basis over the productive life of the associated oil and gas field. Additionally, the company will accrue an abandonment liability associated with its plans to decommission the Mobile, Alabama, synthetic rutile plant. The company recorded an after-tax charge to earnings of approximately $35 million on January 1, 2003, to recognize the cumulative effect of retroactively applying the new accounting principle. In addition, beginning in 2003, the company will record accretion expense for its ARO liabilities and additional depreciation expense on the associated assets. The new accounting principle is not expected to have a significant effect on 2003 income from continuing operations.

In June 2002, the FASB issued FAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." FAS 146 nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The new standard requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred, in contrast to the previous guidance set forth in EITF Issue No. 94-3, which required accrual of such costs at the date of an entity's commitment to an exit plan. FAS 146 is effective for exit or disposal activities initiated after December 31, 2002. Adoption of the new standard will impact the timing of liability recognition but will not have a material effect on the company's ultimate costs associated with future exit or disposal activities.

In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34." For certain guarantees, FIN 45 requires recognition at the inception of a guarantee of a liability for the fair value of the obligation assumed in issuing the guarantee. FIN 45 also requires expanded disclosures for outstanding guarantees, even if the likelihood of the guarantor having to make any payments under the guarantee is considered remote. The disclosure provisions of FIN 45 are effective for guarantees outstanding as of December 31, 2002; however, the recognition provisions are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The company does not expect the implementation of this new standard to have a material impact on its consolidated financial condition or results of operations.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51." This interpretation clarifies the application of ARB 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Because application of the majority voting interest requirement in ARB 51 may not identify the party with a controlling financial interest in situations where controlling financial interest is achieved through arrangements not involving voting interests, this interpretation introduces the concept of variable interests and requires consolidation by an enterprise having variable interests in a previously unconsolidated entity if the enterprise is considered the primary beneficiary, meaning the enterprise will absorb a majority of the variable interest entity's expected losses or residual returns. For variable interest entities in existence as of February 1, 2003, FIN 46 requires consolidation by the primary beneficiary in the interim period beginning after June 15, 2003.

In accordance with the provisions of FIN 46, the company believes it is reasonably likely that it will be required to consolidate the business trust created to construct and finance the Gunnison production platform. The construction is being financed via a synthetic lease credit facility between the trust and groups of financial institutions for up to $157 million, with the company making lease payments sufficient to pay interest on the financing. If required, consolidation of the financing trust will occur in the period beginning July 1, 2003, and the trust is expected to remain subject to consolidation through December 31, 2003. Completion of the Gunnison platform is expected to occur in the first quarter of 2004, at which time the Gunnison synthetic lease will be converted to an operating lease and a different trust will become the lessor/owner of the platform and related equipment and will no longer be subject to consolidation. The company continues to review the effects of FIN 46 relative to the company's other variable interest entities, such as the Nansen and Boomvang operating leases.

Responsibility for Financial Reporting

The company's management is responsible for the integrity and objectivity of the financial data contained in the financial statements. These financial statements have been prepared in conformity with generally accepted accounting principles appropriate under the circumstances and, where necessary, reflect informed judgments and estimates of the effects of certain events and transactions based on currently available information at the date the financial statements were prepared.

The company's management depends on the company's system of internal accounting controls to assure itself of the reliability of the financial statements. The internal control system is designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded and transactions are executed in accordance with management's authorizations and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Periodic reviews are made of internal controls by the company's staff of internal auditors, and corrective action is taken if needed.

The Board of Directors reviews and monitors financial statements through its audit committee, which is composed solely of directors who are not officers or employees of the company. The audit committee meets regularly with the independent auditors, internal auditors and management to review internal accounting controls, auditing and financial reporting matters.

The independent auditors are engaged to provide an objective and independent review of the company's financial statements and to express an opinion thereon. Their audits are conducted in accordance with generally accepted auditing standards, and their report is included below.

Report of Independent Auditors

The Board of Directors and Stockholders
Kerr-McGee Corporation

We have audited the accompanying consolidated balance sheets of Kerr-McGee Corporation as of December 31, 2002 and 2001, and the related consolidated statements of operations, comprehensive income and stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kerr-McGee Corporation at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Notes 1 and 18 to the consolidated financial statements, effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities.*

ERNST & YOUNG LLP

Oklahoma City, Oklahoma
February 27, 2003

Consolidated Statement of Operations

(Millions of dollars, except per-share amounts)	2002	2001	2000
Sales	**$3,700**	$3,566	$4,063
Costs and Expenses			
Costs and operating expenses	**1,550**	1,309	1,265
Selling, general and administrative expenses	**313**	228	197
Shipping and handling expenses	**125**	111	98
Depreciation and depletion	**774**	713	678
Asset impairment	**828**	76	—
Exploration, including dry holes and amortization of undeveloped leases	**273**	210	169
Taxes, other than income taxes	**104**	114	122
Provision for environmental remediation and restoration, net of reimbursements	**80**	82	90
Purchased in-process research and development	**—**	—	32
Interest and debt expense	**275**	195	208
Total Costs and Expenses	**4,322**	3,038	2,859
	(622)	528	1,204
Other Income (Loss)	**(35)**	224	50
Income (Loss) from Continuing Operations before Income Taxes	**(657)**	752	1,254
Taxes on Income	**46**	(276)	(437)
Income (Loss) from Continuing Operations	**(611)**	476	817
Discontinued Operations, including tax expense (benefit) of $(22) in 2002, $22 in 2001 and $20 in 2000	**126**	30	25
Cumulative Effect of Change in Accounting Principle, net of taxes of $11	**—**	(20)	—
Net Income (Loss)	**$ (485)**	$ 486	$ 842
Income (Loss) per Common Share			
Basic –			
Continuing operations	**$ (6.09)**	$ 4.91	$ 8.75
Discontinued operations	**1.25**	.31	.26
Cumulative effect of accounting change	**—**	(.21)	—
Net income (loss)	**$ (4.84)**	$ 5.01	$ 9.01
Diluted –			
Continuing operations	**$ (6.09)**	$ 4.65	$ 8.13
Discontinued operations	**1.25**	.28	.24
Cumulative effect of accounting change	**—**	(.19)	—
Net income (loss)	**$ (4.84)**	$ 4.74	$ 8.37

The accompanying notes are an integral part of this statement.

Consolidated Statement of Comprehensive Income and Stockholders' Equity

(Millions of dollars)	Comprehensive Income (Loss)	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Deferred Compensation and Other	Total Stockholders' Equity
Balance December 31, 1999		$ 93	$1,284	$ 576	$ 45	$(388)	$(118)	$1,492
Net income	$ 842	—	—	842	—	—	—	842
Unrealized gains on securities, net of $32 tax provision	60	—	—	—	60	—	—	60
Foreign currency translation adjustment	3	—	—	—	3	—	—	3
Minimum pension liability adjustment, net of $2 tax provision	5	—	—	—	5	—	—	5
Shares issued	—	8	375	—	—	—	—	383
Dividends declared ($1.80 per share)	—	—	—	(170)	—	—	—	(170)
Other	—	—	1	(15)	—	5	27	18
Total	$ 910							
Balance December 31, 2000		101	1,660	1,233	113	(383)	(91)	2,633
Net income	$ 486	—	—	486	—	—	—	486
Unrealized losses on securities, net of $12 tax benefit	(22)	—	—	—	(22)	—	—	(22)
Reclassification of unrealized gains on securities to net income, net of $63 tax provision	(118)	—	—	—	(118)	—	—	(118)
Record fair value of cash flow hedges, net of $1 tax benefit	(3)	—	—	—	(3)	—	—	(3)
Change in fair value of cash flow hedges, net of $5 tax benefit	(15)	—	—	—	(15)	—	—	(15)
Foreign currency translation adjustment	(17)	—	—	—	(17)	—	—	(17)
Minimum pension liability adjustment, net of $1 tax benefit	(2)	—	—	—	(2)	—	—	(2)
Shares issued	—	6	382	—	—	—	—	388
Treasury stock cancelled	—	(7)	(371)	—	—	378	—	—
Dividends declared ($1.80 per share)	—	—	—	(176)	—	—	—	(176)
Other	—	—	5	—	—	5	10	20
Total	$ 309							
Balance December 31, 2001		100	1,676	1,543	(64)	—	(81)	3,174
Net loss	$(485)	—	—	(485)	—	—	—	(485)
Unrealized gains on securities, net of $4 tax provision	7	—	—	—	7	—	—	7
Change in fair value of cash flow hedges, net of $23 tax benefit	(39)	—	—	—	(39)	—	—	(39)
Foreign currency translation adjustment	48	—	—	—	48	—	—	48
Minimum pension liability adjustment, net of $9 tax benefit	(14)	—	—	—	(14)	—	—	(14)
Shares issued	—	—	5	—	—	—	—	5
Dividends declared ($1.80 per share)	—	—	—	(181)	—	—	—	(181)
Other	—	—	6	9	—	—	6	21
Total	$(483)							
Balance December 31, 2002		$100	$1,687	$ 886	$ (62)(1)	$ —	$ (75)	$2,536

(1) The balance of the items in Accumulated Other Comprehensive Income (Loss) at December, 31, 2002, includes unrealized gains on securities of $6 million, fair value of cash flow hedges of $(57) million, foreign currency translation adjustments of $6 million and minimum pension liability of $(17) million.

The accompanying notes are an integral part of this statement.

Consolidated Balance Sheet

(Millions of dollars)	2002	2001
ASSETS		
Current Assets		
Cash	$ 90	$ 91
Accounts receivable, net of allowance for doubtful accounts of $10 in 2002 and $11 in 2001	608	421
Inventories	402	429
Deposits, prepaid expenses and other assets	133	351
Current assets associated with properties held for disposal	57	75
Total Current Assets	1,290	1,367
Investments		
Equity affiliates	123	101
Other assets	584	422
Property, Plant and Equipment – Net	7,036	7,378
Deferred Charges	328	261
Goodwill	356	356
Long-Term Assets Associated with Properties Held for Disposal	192	1,191
Total Assets	$9,909	$11,076
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 772	$ 620
Short-term borrowings	—	8
Long-term debt due within one year	106	26
Taxes on income	170	86
Taxes, other than income taxes	40	31
Accrued liabilities	520	358
Current liabilities associated with properties held for disposal	2	45
Total Current Liabilities	1,610	1,174
Long-Term Debt	3,798	4,540
Deferred Credits and Reserves		
Income taxes	1,145	1,362
Other	804	646
Total Deferred Credits and Reserves	1,949	2,008
Long-Term Liabilities Associated with Properties Held for Disposal	16	180
Stockholders' Equity		
Common stock, par value $1.00 – 300,000,000 shares authorized, 100,391,054 shares issued in 2002 and 100,186,350 shares issued in 2001	100	100
Capital in excess of par value	1,687	1,676
Preferred stock purchase rights	1	1
Retained earnings	886	1,543
Accumulated other comprehensive loss	(62)	(64)
Common stock in treasury, at cost – 7,299 shares in 2002 and 1,020 shares in 2001	—	—
Deferred compensation	(76)	(82)
Total Stockholders' Equity	2,536	3,174
Total Liabilities and Stockholders' Equity	$9,909	$11,076

The "successful efforts" method of accounting for oil and gas exploration and production activities has been followed in preparing this balance sheet.
The accompanying notes are an integral part of this balance sheet.

Consolidated Statement of Cash Flows

(Millions of dollars)	2002	2001	2000
Cash Flow from Operating Activities			
Net income (loss)	$ (485)	$ 486	$ 842
Adjustments to reconcile to net cash provided by operating activities –			
Depreciation, depletion and amortization	844	779	732
Deferred income taxes	(112)	205	18
Dry hole costs	113	72	54
Asset impairment	862	76	—
Provision for environmental remediation and restoration, net of reimbursements	89	82	90
Gains on asset retirements and sales	(110)	(12)	(6)
Purchased in-process research and development	—	—	32
Noncash items affecting net income	126	(147)	45
Changes in current assets and liabilities and other, net of effects of operations acquired –			
(Increase) decrease in accounts receivable	(104)	278	(55)
(Increase) decrease in inventories	37	(51)	(46)
(Increase) decrease in deposits, prepaids and other assets	185	(201)	3
Increase (decrease) in accounts payable and accrued liabilities	137	(131)	129
Increase (decrease) in taxes payable	63	(120)	137
Other	(197)	(173)	(135)
Net cash provided by operating activities	1,448	1,143	1,840
Cash Flow from Investing Activities			
Capital expenditures	(1,159)	(1,792)	(842)
Dry hole costs	(113)	(72)	(54)
Acquisitions	(24)	(978)	(1,018)
Purchase of long-term investments	(65)	(92)	(56)
Proceeds from sale of long-term investments	12	18	35
Proceeds from sale of assets	756	19	42
Net cash used in investing activities	(593)	(2,897)	(1,893)
Cash Flow from Financing Activities			
Issuance of long-term debt	418	2,513	677
Issuance of common stock	5	32	383
Decrease in short-term borrowings	(8)	(9)	(3)
Repayment of long-term debt	(1,093)	(661)	(966)
Dividends paid	(181)	(173)	(166)
Net cash provided by (used in) financing activities	(859)	1,702	(75)
Effects of Exchange Rate Changes on Cash and Cash Equivalents	3	(1)	5
Net Decrease in Cash and Cash Equivalents	(1)	(53)	(123)
Cash and Cash Equivalents at Beginning of Year	91	144	267
Cash and Cash Equivalents at End of Year	$ 90	$ 91	$ 144

The accompanying notes are an integral part of this statement.

1 The Company and Significant Accounting Policies

Kerr-McGee is an energy and chemical company with worldwide operations. It explores for, develops, produces and markets crude oil and natural gas, and its chemical operations primarily produce and market titanium dioxide pigment. The exploration and production unit produces and explores for oil and gas in the United States, the United Kingdom sector of the North Sea and China. Exploration efforts also extend to Australia, Benin, Brazil, Gabon, Morocco, Canada, Yemen and the Danish sector of the North Sea. The chemical unit has production facilities in the United States, Australia, Germany and the Netherlands.

On August 1, 2001, the company completed the acquisition of all the outstanding shares of common stock of HS Resources, Inc., an independent oil and gas exploration and production company. To accomplish the acquisition, the company reorganized and formed a new holding company, Kerr-McGee Holdco, which later changed its name to Kerr-McGee Corporation. All the outstanding shares of the former Kerr-McGee Corporation were canceled and the same number of shares was issued by the new holding company. The former Kerr-McGee Corporation was renamed and is now a wholly owned subsidiary.

Basis of Presentation

The consolidated financial statements include the accounts of all subsidiary companies that are more than 50% owned and the proportionate share of joint ventures in which the company has an undivided interest. Investments in affiliated companies that are 20% to 50% owned are carried as Investments - Equity affiliates in the Consolidated Balance Sheet at cost adjusted for equity in undistributed earnings. Except for dividends and changes in ownership interest, changes in equity in undistributed earnings are included in the Consolidated Statement of Operations. All material intercompany transactions have been eliminated.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates as additional information becomes known.

Certain prior-year amounts in the consolidated financial statements have been reclassified to present the oil and gas operations in Kazakhstan, Indonesia and Australia as discontinued (see Note 20) and to conform with the current-year presentation.

Foreign Currencies

The U.S. dollar is considered the functional currency for each of the company's international operations, except for its European chemical operations. Foreign currency transaction gains or losses are recognized in the period incurred and are included in Other Income in the Consolidated Statement of Operations. The company recorded net foreign currency transaction gains (losses) of ($38) million, $3 million and $30 million in 2002, 2001 and 2000, respectively.

The euro is the functional currency for the European chemical operations. Translation adjustments resulting from translating the functional currency financial statements into U.S. dollar equivalents are reported separately in Accumulated Other Comprehensive Income in the Consolidated Statement of Comprehensive Income and Stockholders' Equity.

Cash Equivalents

The company considers all investments with a maturity of three months or less to be cash equivalents. Cash equivalents totaling $23 million in 2002 and $26 million in 2001 were comprised of time deposits, certificates of deposit and U.S. government securities.

Accounts Receivable and Receivable Sales

Accounts receivable are reflected at their net realizable value, reduced by an allowance for doubtful accounts to allow for expected credit losses. The allowance is estimated by management based on factors such as age of the related receivables and historical experience, giving consideration to customer profiles. The company does not generally charge interest on accounts receivable; however, certain operating agreements have provisions for interest and penalties that may be invoked if deemed necessary. Accounts receivable are aged in accordance with contract terms and are written off when deemed uncollectible. Any subsequent recoveries of amounts written off are credited to the allowance for doubtful accounts.

Under a credit-insurance-backed asset securitization program, Kerr-McGee sells selected pigment customers' accounts receivable to a special-purpose entity (SPE). The company does not own any of the common stock of the SPE. When the receivables are sold, Kerr-McGee retains interests in the securitized receivables for servicing and in preference stock of the SPE. The interest in the preference stock is essentially a deposit to provide further credit enhancement to the securitization program, if needed, but is otherwise recoverable by the company at the end of the program. The recorded value of the preference stock is adjusted with each sale to maintain its fair value. The servicing fee received is estimated by management to be adequate compensation and is equal to what would otherwise be charged by an outside servicing agent. The company records the loss associated with the receivable sales by comparing cash received and fair value of the retained interests to the carrying amount of the receivables sold. The estimate of fair value of the retained interests is based on the present value of future cash flows discounted at rates estimated by management to be commensurate with the risks.

Inventories

Inventories are stated at the lower of cost or market. The costs of the company's product inventories are determined by the first-in, first-out (FIFO) method. Inventory carrying values include material costs, labor and the associated indirect manufacturing expenses. Costs for materials and supplies are determined by average cost to acquire.

Property, Plant and Equipment

Exploration and Production – Exploration expenses, including geological and geophysical costs, rentals and exploratory dry holes, are charged against income as incurred. Costs of successful wells and related production equipment and developmental dry holes are capitalized and amortized by field using the unit-of-production method as the oil and gas are produced.

Undeveloped acreage costs are capitalized and amortized at rates that provide full amortization on abandonment of unproductive leases. Costs of abandoned leases are charged to the accumulated amortization accounts, and costs of productive leases are transferred to the developed property accounts.

Other – Property, plant and equipment is stated at cost less reserves for depreciation, depletion and amortization. Maintenance and repairs are expensed as incurred, except that costs of replacements or renewals that improve or extend the lives of existing properties are capitalized.

Depreciation and Depletion – Property, plant and equipment is depreciated or depleted over its estimated life by the unit-of-production or the straight-line method. Capitalized exploratory drilling and development costs are amortized using the unit-of-production method based on total estimated proved developed oil and gas reserves. Amortization of producing leasehold, platform costs and acquisition costs of proved properties is based on the unit-of-production method using total estimated proved reserves. In arriving at rates under the unit-of-production method, the quantities of recoverable oil, gas and other minerals are established based on estimates made by the company's geologists and engineers. Non oil and gas assets are depreciated using the straight-line method over the estimated useful lives.

Retirements and Sales – The cost and related depreciation, depletion and amortization reserves are removed from the respective accounts upon retirement or sale of property, plant and equipment. The resulting gain or loss is included in Other Income in the Consolidated Statement of Operations.

Interest Capitalized – The company capitalizes interest costs on major projects that require an extended length of time to complete. Interest capitalized in 2002, 2001 and 2000 was $8 million, $31 million and $5 million, respectively.

Impairment of Long-Lived Assets

Proved oil and gas properties are reviewed for impairment on a field-by-field basis when facts and circumstances indicate that their carrying amounts may not be recoverable. In performing this review, future cash flows are estimated by applying estimated future oil and gas prices to estimated future production, less estimated future expenditures to develop and produce the reserves. If the sum of these estimated future cash flows (undiscounted and without interest charges) is less than the carrying amount of the property, an impairment loss is recognized for the excess of the carrying amount over the estimated fair value of the property based on estimated future cash flows.

Other assets are reviewed for impairment by asset group for which the lowest level of independent cash flows can be identified and impaired in a similar manner as proved oil and gas properties.

Assets classified as held for sale are reviewed for impairment at the time the assets are reclassified from the held-for-use category, which occurs upon managements' approval of a plan of sale that is expected to be completed within one year. Impairment losses are measured as the difference between fair value less costs to sell, and the assets' carrying value. Upon transfer to the held-for-sale category, long-lived assets are no longer depreciated.

Revenue Recognition

Revenue is recognized when title passes to the customer. Natural gas revenues involving gas-balancing arrangements with partners in natural gas wells are recognized when the gas is sold using the entitlements method of accounting and are based on the company's net working interests. At December 31, 2002 and 2001, both the quantity and dollar amount of gas balancing arrangements were immaterial.

Income Taxes

Deferred income taxes are provided to reflect the future tax consequences of differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

Site Dismantlement, Remediation and Restoration Costs

The company provides for the estimated costs at current prices of the dismantlement and removal of oil and gas production and related facilities. Such costs are accumulated over the estimated lives of the facilities by the use of the unit-of-production method. As sites of environmental concern are identified, the company assesses the existing conditions, claims and assertions, generally related to former operations, and records an estimated undiscounted liability when environmental assessments and/or remedial efforts are probable and the associated costs can be reasonably estimated.

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) 143, "Accounting for Asset Retirement Obligations." FAS 143 requires that an asset retirement obligation (ARO) associated with the retirement of a tangible long-lived asset be recognized as a liability in the period in which it is incurred (as defined), with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO, is depreciated on a unit-of-production basis, such that the cost of the ARO is recognized over the useful life of the asset. The ARO is recorded at fair value, and accretion expense will be recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash outflows discounted at the company's credit-adjusted risk-free interest rate.

The company was required to adopt FAS 143 on January 1, 2003. As a result, the company will accrue an abandonment liability associated with its oil and gas wells and platforms when those assets are placed in service, rather than its past practice of accruing the expected abandonment costs on a unit-of-production basis over the productive life of the associated oil and gas field. Additionally, the company will accrue an abandonment liability associated with its plans to decommission the Mobile, Alabama, synthetic rutile plant. The company recorded an after-tax charge to earnings of approximately $35 million on January 1, 2003, to recognize the cumulative effect of retroactively applying the new accounting principle. In addition, beginning in 2003, the company will record accretion expense for its ARO liabilities and additional depreciation expense on the associated assets. The new accounting principle is not expected to have a significant effect on 2003 income from continuing operations.

Employee Stock Option Plan

FAS 123, "Accounting for Stock-Based Compensation," prescribes a fair-value method of accounting for employee stock options under which compensation expense is measured based on the estimated fair value of stock options at the grant date and recognized over the period that the options vest. The company, however, chooses to account for its stock option plans under the optional intrinsic-value method of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," whereby no compensation expense is generally recognized for fixed-price stock options. Compensation cost for stock appreciation rights, which is recognized under both accounting methods, was immaterial for 2002, 2001 and 2000.

Had compensation expense for stock option grants been determined in accordance with FAS 123, the resulting compensation expense would have affected stock-based compensation expense, net income and per-share amounts as shown in the following table. These amounts may not be representative of future compensation expense using the fair-value method of accounting for employee stock options as the number of options granted in a particular year may not be indicative of the number of options granted in future years, and the fair-value method of accounting has not been applied to options granted prior to January 1, 1995.

(Millions of dollars, except per-share amounts)	**2002**	2001	2000
Net income (loss) as reported	**$ (485)**	$ 486	$ 842
Less stock-based compensation expense determined using a fair-value method for all awards, net of taxes	**(15)**	(8)	(7)
Pro forma net income (loss)	**$ (500)**	$ 478	$ 835
Net income (loss) per share –			
Basic –			
As reported	**$(4.84)**	$5.01	$9.01
Pro forma	**(4.99)**	4.92	8.94
Diluted –			
As reported	**(4.84)**	4.74	8.37
Pro forma	**(4.99)**	4.66	8.30

The fair value of each option granted in 2002, 2001 and 2000 was estimated as of the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Assumptions				
	Risk-Free Interest Rate	Expected Dividend Yield	Expected Life (years)	Expected Volatility	Weighted-Average Fair Value of Options Granted
2002	4.8%	3.4%	5.8	36.0%	$16.97
2001	5.0	3.3	5.8	42.9	22.54
2000	6.6	3.1	5.8	31.3	19.15

Financial Instruments

Investments in marketable securities are classified as either "trading" or "available for sale," depending on management's intent. Unrecognized gains or losses on trading securities are recognized in earnings, while unrecognized gains or losses on available-for-sale securities are recorded as a component of other comprehensive income (loss) within stockholders' equity.

The company accounts for all its derivative financial instruments in accordance with FAS 133, "Accounting for Derivative Instruments and Hedging Activities." Derivative financial instruments are recorded as assets or liabilities in the Consolidated Balance Sheet, measured at fair value. When available, quoted market prices are used in determining fair value; however, if quoted market prices are not available, the company estimates fair value using either quoted market prices of financial instruments with similar characteristics or other valuation techniques.

The company uses futures, forwards, options, collars and swaps to reduce the effects of fluctuations in crude oil, natural gas, foreign currency exchange rates and interest rates. Changes in the fair value of instruments that are designated as cash flow hedges and that qualify for hedge accounting under the provisions of FAS 133 are recorded in accumulated other comprehensive income (loss). These hedging gains or losses will be recognized in earnings in the periods during which the hedged forecasted transactions affect earnings. The ineffective portion of the change in fair value of such hedges, if any, is included in current earnings. Instruments that do not meet the criteria for hedge accounting and those designated as fair-value hedges under FAS 133 are recorded at fair value with gains or losses reported currently in earnings.

On January 1, 2001, the company adopted FAS 133 by recording the fair value of the options associated with the company's debt exchangeable for stock (DECS) of Devon Energy Corporation (Devon). In adopting the standard, the company recognized an expense of $20 million as a cumulative effect of the accounting change and a $3 million reduction in equity (other comprehensive income) for the foreign currency contracts designated as hedges. Also, in accordance with FAS 133, the company chose to reclassify 85% of the Devon shares owned to "trading" from the "available for sale" category of investments as of January 1, 2001, and recognized after-tax income of $118 million for the unrealized appreciation on these shares.

Shipping and Handling Fees and Costs

All amounts billed to a customer in a sales transaction related to shipping and handling represent revenues earned and are reported as revenue, and the costs incurred by the company for shipping and handling are reported as an expense.

Goodwill and Intangible Assets

In accordance with FAS 142, "Goodwill and Other Intangible Assets," which the company adopted on January 1, 2002, goodwill and certain indefinite lived intangibles are not amortized but are reviewed annually for impairment, or more frequently if impairment indicators arise. The annual test for impairment was completed in the second quarter of 2002, with no impairment indicated for the $356 million of goodwill and $53 million of indefinite lived intangible assets. The company's net income for 2001 and 2000 would not have been materially different had the indefinite lived intangibles and goodwill not been amortized prior to adoption of FAS 142. Additionally, the company had immaterial amounts of intangibles subject to amortization ($14 million and $15 million at December 31, 2002 and 2001, respectively).

2 Cash Flow Information

Net cash provided by operating activities reflects cash payments for income taxes and interest as follows:

(Millions of dollars)	**2002**	2001	2000
Income tax payments	**$ 89**	$ 434	$ 338
Less refunds received	**(268)**	(19)	(34)
Net income tax payments (refunds)	**$(179)**	$ 415	$ 304
Interest payments	**$ 258**	$ 189	$ 193

Noncash items affecting net income included in the reconciliation of net income to net cash provided by operating activities include the following:

(Millions of dollars)	**2002**	2001	2000
Litigation reserve provisions	**$ 72**	$ —	$ 7
Net periodic pension credit for qualified plan	**(48)**	(53)	(43)
Abandonment provisions – exploration and production	**38**	34	37
Increase (decrease) in fair value of embedded options in the DECS(1)	**34**	(205)	—
Increase (decrease) in fair value of trading securities(1)	**(61)**	7	—
All other(2)	**91**	70	44
Total	**$ 126**	$(147)	$ 45

Details of other changes in current assets and liabilities and other within the operating section of the Consolidated Statement of Cash Flows consist of the following:

(Millions of dollars)	**2002**	2001	2000
Environmental expenditures	**$(107)**	$ (94)	$(117)
Cash abandonment expenditures – exploration and production	**(48)**	(29)	(9)
All other(2)	**(42)**	(50)	(9)
Total	**$(197)**	$(173)	$(135)

Information about noncash investing and financing activities not reflected in the Consolidated Statement of Cash Flows follows:

(Millions of dollars)	**2002**	2001	2000
Noncash investing activities			
Increase (decrease) in fair value of securities available for sale(1)	**$ 11**	$ (34)	$ 280
Increase (decrease) in fair value of trading securities(1)	**61**	(188)	—
Investment in equity affiliate	**2**	—	—
Noncash financing activities			
Common stock issued in HS Resources acquisition	**—**	355	—
Debt assumed in HS Resources acquisition	**—**	506	—
Increase in the valuation of the DECS(1)	**8**	8	187
Increase (decrease) in fair value of embedded options in the DECS(1)	**34**	(205)	—
Dividends declared but not paid	**—**	3	4

(1) See Notes 1 and 18 for discussion of FAS 133 adoption.
(2) No other individual item is material to total cash flows from operations.

3 Inventories

Major categories of inventories at year-end 2002 and 2001 are:

(Millions of dollars)	2002	2001
Chemicals and other products	$306	$338
Materials and supplies	89	88
Crude oil and natural gas liquids	7	3
Total	$402	$429

4 Investments – Other Assets

Investments in other assets consist of the following at December 31, 2002 and 2001:

(Millions of dollars)	2002	2001
Devon Energy Corporation common stock[1]	$457	$385
Long-term receivables, net of allowance for doubtful notes of $9 in both 2002 and 2001	94	12
Derivatives (fixed-price and basis swap commodity contracts)[1]	22	16
U.S. government obligations	2	2
Other	9	7
Total	$584	$422

(1) See Note 18.

5 Property, Plant and Equipment

Property, plant and equipment and related reserves at December 31, 2002 and 2001, are as follows:

	Gross Property		Reserves for Depreciation and Depletion		Net Property	
(Millions of dollars)	2002	2001	2002	2001	2002	2001
Exploration and production	$11,585	$11,392	$5,632	$5,080	$5,953	$6,312
Chemicals	1,963	1,860	965	857	998	1,003
Other	176	151	91	88	85	63
Total	$13,724	$13,403	$6,688	$6,025	$7,036	$7,378

6 Deferred Charges

Deferred charges are as follows at year-end 2002 and 2001:

(Millions of dollars)	2002	2001
Pension plan prepayments	$240	$188
Nonqualified benefit plans deposits	35	26
Unamortized debt issue costs	27	34
Amounts pending recovery from third parties	13	10
Other	13	3
Total	$328	$261

7 Asset Securitization

In December 2000, the company began an accounts receivable monetization program for its pigment business through the sale of selected accounts receivable with a three-year, credit-insurance-backed asset securitization program. The company retained servicing responsibilities and subordinated interests and receives a servicing fee of 1.07% of the receivables sold for the period of time outstanding, generally 60 to 120 days. Servicing fees collected were $1 million in both 2002 and 2001, and were insignificant in 2000. No recourse obligations were recorded since the company has very limited obligations for any recourse actions on the sold receivables. The collection of the receivables is insured, and only receivables that qualify for credit insurance can be sold. A portion of the insurance is reinsured by the company's captive insurance company; however, the company believes that the risk of insurance loss is very low since its bad-debt experience has historically been insignificant. The company also received preference stock in the special-purpose entity equal to 3.5% of the receivables sold. This preference stock is essentially a retained deposit to provide further credit enhancements, if needed.

During 2002, 2001 and 2000, the company sold $609 million, $597 million and $160 million, respectively, of its pigment receivables, resulting in pretax losses of $5 million, $8 million and $3 million, respectively. The losses are equal to the difference in the book value of the receivables sold and the total of cash and the fair value of the deposit retained by the special-purpose entity. At year-end 2002 and 2001, the outstanding balance on receivables sold totaled $111 million and $96 million, respectively. There were no delinquencies as of year-end 2002.

8 Accrued Liabilities

Accrued liabilities at year-end 2002 and 2001 are as follows:

(Millions of dollars)	**2002**	2001
Interest payable	**$105**	$100
Employee-related costs and benefits	**103**	102
Derivatives	**135**	32
Current environmental reserves	**100**	68
Litigation reserves	**43**	21
Royalties payable	**13**	2
Drilling and operating costs	**6**	4
Acquisition and merger reserves	**—**	9
Other	**15**	20
Total	**$520**	$358

9 Acquisition and Merger Reserves

During 2002, the company recorded an accrual of $3 million representing additional severance and other acquisition-related costs related to its 2001 acquisition of HS Resources. In 2001, the company recorded an accrual of $42 million for items associated with this acquisition, which included transaction costs, severance and other employee-related costs, contract termination costs, and other acquisition-related costs. Of the total accrual of $45 million, $11 million was paid in 2002 and $34 million was paid during 2001.

During 1999, the company recorded an accrual of $163 million for items associated with the Oryx merger. Included in this charge were transaction costs, severance and other employee-related costs, contract termination costs, lease cancellations, write-off of redundant systems and equipment, and other merger-related costs. Of this total accrual, zero and $1 million remained in the reserve at the end of 2002 and 2001, respectively.

The accruals, payments and reserve balances for 2002 and 2001 are as follows:

(Millions of dollars)	**2002**	2001
Beginning balance	**$ 9**	$ 10
Accruals	**3**	42
Payments	**(12)**	(43)
Ending balance	**$ —**	$ 9

10 Restructuring Provisions and Exit Activities

During 2002, the company provided $17 million for costs associated with exiting its forest products business, which is part of the chemical – other operating unit. Included in the 2002 provision were $16 million for dismantlement and closure costs, and $1 million for severance costs. These costs are reflected in Costs and operating expenses in the Consolidated Statement of Operations. Of the total provision, $16 million remained in the accrual as of year-end 2002.

The Indianapolis, Indiana, plant was identified for closure in 2001. Dismantlement of the facility began in 2002 and is expected to be completed in 2003. The company will also close four of its five remaining forest products-treating plants. The disposition of the fifth plant, a leased facility located in The Dalles, Oregon, is the subject of ongoing discussions. The company's options at the site include continuation of operations for the term of the lease, which runs through November 30, 2004, or sale. Commercial operations will continue at the company's four owned plants until all current contracts are fulfilled. The company expects to close the Columbus, Mississippi; Madison, Illinois; Springfield, Missouri; and Texarkana, Texas, plants by year-end 2003. In connection with the plant closures, 252 employees will be terminated, of which 25 were terminated as of year-end 2002.

In 2001, the company's chemical – pigment operating unit provided $32 million related to the closure of a plant in Antwerp, Belgium. The provision consisted of $12 million for severance costs, $12 million for dismantlement costs, $7 million for contract settlement costs and $1 million for other plant closure costs. Of this total accrual, $9 million and $21 million remained in the restructuring accrual at the end of 2002 and 2001, respectively. As a result of this plant closure, 121 employees will ultimately be terminated, of which 118 were terminated as of December 31, 2002. The remainder will be terminated when dismantlement of the plant is completed, which is expected to occur in 2003.

Also in 2001, the company's chemical – other operating unit provided $12 million for the discontinuation of manganese metal production at its Hamilton, Mississippi, facility. The provision consisted of $7 million for pond-closure costs, $2 million for severance costs and $3 million for other plant-closure costs. Of this total accrual, $2 million and $7 million remained in the restructuring accrual at the end of 2002 and 2001, respectively. As a result of this plant closure, 42 employees were terminated and all related severance costs were paid in 2001. Completion of the remaining action of pond closure may take from three to 10 years, depending on environmental constraints.

The provisions, payments, adjustments and reserve balances for 2002 and 2001 are included in the table below.

	2002			2001			
(Millions of dollars)	**Total**	**Severance**	**Dismantlement and Closure**	Total	Severance	Dismantlement and Closure	Other
Beginning balance	**$ 28**	**$ 12**	**$ 16**	$—	$—	$—	$ —
Provisions	**17**	**1**	**16**	44	14	23	7
Payments[1]	**(20)**	**(10)**	**(10)**	(16)	(2)	(7)	(7)
Adjustments[2]	**2**	**1**	**1**	—	—	—	—
Ending balance	**$ 27**	**$ 4**	**$ 23**	$28	$12	$16	$ —

(1) Includes amounts in total provision that were charged directly to expense.
(2) Foreign-currency translation adjustments related to Antwerp, Belgium, accrual.

Following are the revenues and pretax income included in the Consolidated Statement of Operations for operations subject to exit plans. Since each of these operations represents a small portion of a business segment or legal entity, the pretax income amounts may not include all indirect costs that might otherwise have been incurred by an unrelated operation. The restructuring provisions and any related impairment losses (see Note 20) are included in the pretax income from continuing operations for 2002 and 2001.

(Millions of dollars)	**2002**	2001	2000
Sales –			
Chemicals – pigment	**$ 11**	$ 37	$ 52
Chemicals – other	**132**	114	134
Total	**$143**	$151	$186
Pretax income (loss) –			
Chemicals – pigment	**$ 2**	$ (53)	$ —
Chemicals – other	**(8)**	(30)	9
Total	**$ (6)**	$ (83)	$ 9

11 Debt

Lines of Credit and Short-Term Borrowings

At year-end 2002, the company had available unused bank lines of credit and revolving credit facilities of $1.499 billion. Of this amount, $870 million can be used to support commercial paper borrowing arrangements of Kerr-McGee Credit LLC, and $490 million can be used to support European commercial paper borrowings of Kerr-McGee (G.B.) PLC, Kerr-McGee Chemical GmbH, Kerr-McGee Pigments (Holland) B.V. and Kerr-McGee International ApS.

The company has arrangements to maintain compensating balances with certain banks that provide credit. At year-end 2002, the aggregate amount of such compensating balances was immaterial, and the company was not legally restricted from withdrawing all or a portion of such balances at any time during the year.

The company had no short-term borrowings at year-end 2002. Short-term borrowings at year-end 2001 consisted of a note payable totaling $8 million (4.42% average interest rate). The note was denominated in euros and represented approximately 9 million euros.

Long-Term Debt

The company's policy is to classify certain borrowings under revolving credit facilities and commercial paper as long-term debt since the company has the ability under certain revolving credit agreements and the intent to maintain these obligations for longer than one year. At year-end 2002 and 2001, debt totaling $68 million and $1.066 billion, respectively, was classified as long-term consistent with this policy.

Long-term debt consisted of the following at year-end 2002 and 2001:

(Millions of dollars)	2002	2001
Debentures –		
7.125% Debentures due October 15, 2027 (7.01% effective rate)	$ 150	$ 150
7% Debentures due November 1, 2011, net of unamortized debt discount of $90 in 2002 and $94 in 2001 (14.25% effective rate)	160	156
5-1/4% Convertible subordinated debentures due February 15, 2010 (convertible at $61.08 per share, subject to certain adjustments)	600	600
Notes payable –		
5-7/8% Notes due September 15, 2006 (5.89% effective rate)	325	325
6-7/8% Notes due September 15, 2011, net of unamortized debt discount of $1 in both 2002 and 2001 (6.90% effective rate)	674	674
7-7/8% Notes due September 15, 2031, net of unamortized debt discount of $2 in both 2002 and 2001 (7.91% effective rate)	498	498
5-1/2% Exchangeable Notes (DECS) due August 2, 2004, net of unamortized debt discount of $12 in 2002 and $20 in 2001 (5.60% effective rate) (See Note 18)	318	310
6.625% Notes due October 15, 2007	150	150
8.375% Notes due July 15, 2004	150	150
8.125% Notes due October 15, 2005	150	150
8% Notes due October 15, 2003	100	100
5.375% Notes due April 15, 2005	350	—
Variable interest rate revolving credit agreements with banks	—	254
Floating rate notes due June 28, 2004 (2.54% average interest rate at December 31, 2002)	200	200
Medium-Term Notes (9.29% average effective interest rate at December 31, 2001)	—	13
Commercial paper (3.01% average effective interest rate at December 31, 2001)	—	732
Euro Commercial paper (2.10% average effective interest rate at December 31, 2002)	68	80
Guaranteed Debt of Employee Stock Ownership Plan 9.61% Notes due in installments through January 2, 2005	11	21
Other	—	3
	3,904	4,566
Long-term debt due within one year	(106)	(26)
Total	$3,798	$4,540

Maturities of long-term debt due after December 31, 2002, are $106 million in 2003; $739 million in 2004, of which $318 million may be a noncash settlement of the DECS and $68 million is borrowings that the company expects to be able to maintain as long-term, see above; $501 million in 2005; $325 million in 2006; $150 million in 2007; and $2.083 billion thereafter.

Certain of the company's long-term debt agreements contain restrictive covenants, including a minimum tangible net worth requirement and a maximum total debt to total capitalization ratio as defined in the agreement. At December 31, 2002, the company was in compliance with its debt covenants.

12 Income Taxes

The taxation of a company that has operations in several countries involves many complex variables, such as tax structures that differ from country to country and the effect on U.S. taxation of international earnings. These complexities do not permit meaningful comparisons between the U.S. and international components of income before income taxes and the provision for income taxes, and disclosures of these components do not necessarily provide reliable indicators of relationships in future periods. Income (loss) from continuing operations before income taxes is composed of the following:

(Millions of dollars)	2002	2001	2000
United States	**$(116)**	$524	$ 562
International	**(541)**	228	692
Total	**$(657)**	$752	$1,254

On July 24, 2002, the United Kingdom government made certain changes to its existing tax laws. Under one of these changes, companies will pay a supplementary corporate tax charge of 10% on profits from their U.K. oil and gas production. This is in addition to the existing 30% corporate tax on these profits. The U.K. government has also accelerated tax depreciation for capital investments in U.K. upstream activities. The deferred income tax liability was adjusted to reflect this revised rate, causing a net increase in the 2002 international deferred provision for income taxes of $132 million. Finally, the U.K. government announced on November 27, 2002, that royalty will be abolished on North Sea production effective January 1, 2003.

For the year 2002, the effective income tax rates in Canada and the Netherlands decreased to 35% and 34.5%, respectively, from 37% and 35%, respectively. The effect on the international deferred provision for income taxes was less than $1 million.

The effective income tax rate in Canada decreased to 37% from 38% for the year 2001. The deferred income tax liability balance was adjusted to reflect this revised rate, causing a decrease in the 2001 international deferred provision for income taxes of $1 million.

The income tax rate in Australia decreased to 30% from 34% for the year 2001, and decreased to 34% from 36% for the year 2000. Effective January 1, 2001, the German corporate income tax rate decreased to 25% from 30%. The deferred income tax asset and liability balances were adjusted to reflect these revised rates, causing a net increase in the 2000 international deferred provision for income taxes of $2 million.

The Internal Revenue Service has examined the Kerr-McGee Corporation and subsidiaries' Federal income tax returns for all years through 1996, and the years have been closed through 1994. The Oryx income tax returns have been examined through 1997, and the years through 1978 have been closed, as have the years 1988 through 1997. The company believes that it has made adequate provision for income taxes that may become payable with respect to open tax years.

The 2002, 2001 and 2000 income tax provisions (benefits) from continuing operations are summarized below:

(Millions of dollars)	2002	2001	2000
U.S. Federal –			
Current	**$ 12**	$ (70)	$101
Deferred	**(104)**	219	82
	(92)	149	183
International –			
Current	**36**	130	286
Deferred	**10**	(8)	(34)
	46	122	252
State	**—**	5	2
Total	**$ (46)**	$276	$437

At December 31, 2002, the company had foreign operating loss carryforwards totaling $305 million. Of this amount, $8 million expires in 2003, $11 million in 2004, $13 million in 2006, $2 million in 2007 and $271 million has no expiration date. Realization of these operating loss carryforwards depends on generating sufficient taxable income in future periods.

Net deferred tax liabilities at December 31, 2002 and 2001, are composed of the following:

(Millions of dollars)	2002	2001
Net deferred tax liabilities –		
Accelerated depreciation	**$1,088**	$1,281
Exploration and development	**192**	160
Undistributed earnings of foreign subsidiaries	**28**	28
Postretirement benefits	**(89)**	(89)
Dismantlement, remediation, restoration and other reserves	**(34)**	(58)
U.S. and foreign operating loss carryforward	**(92)**	(46)
AMT credit carryforward	**(47)**	(18)
Other	**99**	104
Total	**$1,145**	$1,362

In the following table, the U.S. Federal income tax rate is reconciled to the company's effective tax rates for income or loss from continuing operations as reflected in the Consolidated Statement of Operations.

	2002	2001	2000
U.S. statutory rate – provision (benefit)	**(35.0)%**	35.0%	35.0%
Increases (decreases) resulting from –			
Adjustment of deferred tax balances due to tax rate changes	**19.9**	(.1)	.1
Taxation of foreign operations	**12.1**	1.7	.5
Refunds of prior years' income taxes	**—**	—	(.8)
Federal income tax credits	**(1.8)**	—	—
Other – net	**(2.2)**	.1	—
Total	**(7.0)%**	36.7%	34.8%

13 Taxes, Other than Income Taxes

Taxes, other than income taxes, as shown in the Consolidated Statement of Operations for the years ended December 31, 2002, 2001 and 2000, are comprised of the following:

(Millions of dollars)	**2002**	2001	2000
Production/severance	**$ 58**	$ 67	$ 85
Payroll	**21**	27	21
Property	**20**	15	13
Other	**5**	5	3
Total	**$104**	$114	$122

14 Deferred Credits and Reserves – Other

Other deferred credits and reserves consist of the following at year-end 2002 and 2001:

(Millions of dollars)	**2002**	2001
Reserves for site dismantlement, remediation and restoration	**$387**	$300
Postretirement benefit obligations	**210**	205
Pension plan liabilities	**54**	23
Derivatives[1]	**67**	42
Litigation reserves	**30**	25
Ad valorem taxes	**21**	27
Other	**35**	24
Total	**$804**	$646

(1) Options associated with exchangeable debt, forward foreign currency contracts and commodity derivative contracts (see Note 18).

The company provided for environmental remediation and restoration, net of authorized reimbursements, during each of the years 2002, 2001 and 2000, as follows:

(Millions of dollars)	**2002**	2001	2000
Provision, net of authorized reimbursements	**$ 80**	$ 90	$112
Reimbursements received	**9**	11	66
Authorized reimbursements accrued	**113**	—	—

The reimbursements, which pertain to the former facility in West Chicago, Illinois, are authorized pursuant to Title X of the Energy Policy Act of 1992 (see Note 16).

15 Other Income (Loss)

Other income (loss) was as follows during each of the years in the three-year period ended December 31, 2002:

(Millions of dollars)	**2002**	2001	2000
Derivatives and Devon stock revaluation[1]	**$ 35**	$225	$—
Interest income	**5**	10	21
Income (loss) from unconsolidated affiliates	**(25)**	(5)	23
Gain (loss) on foreign currency exchange	**(38)**	3	30
Gain (loss) on sale of assets	**(3)**	4	6
Plant closing/product line discontinuation	**—**	—	(21)
Other	**(9)**	(13)	(9)
Total	**$(35)**	$224	$ 50

(1) See Note 18.

16 Contingencies

West Chicago, Illinois

In 1973, the company's chemical affiliate (Chemical) closed a facility in West Chicago, Illinois, that processed thorium ores for the federal government and for certain commercial purposes. Historical operations had resulted in low-level radioactive contamination at the facility and in surrounding areas. The original processing facility is regulated by the State of Illinois (the State), and four vicinity areas are designated as Superfund sites on the National Priority List (NPL).

Closed Facility – In 1994, Chemical, the City of West Chicago (the City) and the State reached agreement on the initial phase of the decommissioning plan for the closed West Chicago facility, and Chemical began shipping material from the site to a licensed permanent disposal facility. In February 1997, Chemical executed an agreement with the City covering the terms and conditions for completing the final phase of decommissioning work. The agreement requires Chemical to excavate contaminated soil and ship it to a licensed disposal facility, monitor and, if necessary, remediate groundwater and restore the property. The State indicated approval of the agreement and issued license amendments authorizing the work. Chemical expects most of the work to be completed by the end of 2003, leaving principally surface restoration and groundwater monitoring and/or remediation for subsequent years. Surface restoration is expected to be completed in 2004. The long-term scope, duration and cost of groundwater monitoring and/or remediation are uncertain because it is not possible to reliably predict how groundwater conditions will be affected by the ongoing work.

Vicinity Areas – The Environmental Protection Agency (EPA) has listed four areas in the vicinity of the closed West Chicago facility on the NPL and has designated Chemical as a Potentially Responsible Party (PRP) in these four areas. The EPA issued unilateral administrative orders for two of the areas (known as the Residential Areas and Reed-Keppler Park), which required Chemical to conduct removal actions to excavate contaminated soil and ship the soil to a licensed disposal facility. Chemical has substantially completed the work required by the two orders.

The other two NPL sites, known as Kress Creek and the Sewage Treatment Plant, are contiguous and involve low levels of insoluble thorium residues principally in streambanks and streambed sediments, virtually all within a floodway. Chemical has conducted a thorough characterization of the two sites and has reached conceptual agreement with local governmental authorities on a cleanup plan, which is currently being reviewed by EPA. The cleanup plan will require excavation of contaminated soils and stream sediments, shipment of excavated materials to a licensed disposal facility and restoration of affected areas. The agreement is conditioned upon the resolution of certain matters, including agreements regarding potential natural resource damages and government response costs, and is expected to be incorporated in a consent decree that will address the outstanding issues. The consent decree must be approved by EPA, the State, local communities and Chemical and then entered by a federal court. It is expected that the necessary parties will approve the terms of a consent decree in 2003 and the work, once commenced, will take about four years to complete.

Financial Reserves – As of December 31, 2002, the company had remaining reserves of $103 million for costs related to West Chicago. This includes $99 million added to the reserves in 2002, of which $84 million reflects the estimated costs to implement the conceptual agreement with respect to the Kress Creek and Sewage Treatment Plant sites, and the remainder principally reflects changes in the scope of excavation and construction and increased estimates of the volumes of soil contamination at the other West Chicago sites. Although actual costs may exceed current estimates, the amount of any increases cannot be reasonably estimated at this time. The amount of the reserve is not reduced by reimbursements expected from the federal government under Title X of the Energy Policy Act of 1992 (Title X) (discussed below).

Government Reimbursement – Pursuant to Title X, the U.S. Department of Energy (DOE) is obligated to reimburse Chemical for certain decommissioning and cleanup costs incurred in connection with the West Chicago sites in recognition of the fact that about 55% of the facility's production was dedicated to U.S. government contracts. The amount authorized for reimbursement under Title X is $365 million plus inflation adjustments. That amount is expected to cover the government's full share of West Chicago cleanup costs. Through December 31, 2002, Chemical had been reimbursed approximately $156 million under Title X.

Reimbursements under Title X are provided by congressional appropriations. Historically, congressional appropriations have lagged Chemical's cleanup expenditures. As of December 31, 2002, the government's share of costs incurred by Chemical but not yet reimbursed by the DOE totaled approximately $113 million. The company believes receipt of this arrearage in due course following additional congressional appropriations is probable and has reflected the arrearage as a receivable in the financial statements. The company will recognize recovery of the government's share of future remediation costs for the West Chicago sites as Chemical incurs the costs.

Henderson, Nevada

In 1998, Chemical decided to exit the ammonium perchlorate business. At that time, Chemical curtailed operations and began preparation for the shutdown of the associated production facilities in Henderson, Nevada, that produced ammonium perchlorate and other related products. Manufacture of perchlorate compounds began at Henderson in 1945 in facilities owned by the U.S. government. Production expanded significantly in 1953 with completion of a plant for manufacture of ammonium perchlorate. The U.S. Navy paid for construction of this plant and took title to it in 1953. The Navy continued to own the ammonium perchlorate plant as well as other associated production equipment at Henderson until 1962, when the plant was purchased by a predecessor of Chemical. The ammonium perchlorate produced at the Henderson facility was used primarily in federal government defense and space programs. Perchlorate has been detected in nearby Lake Mead and the Colorado River.

Chemical decided to exit the business in 1998 and began decommissioning the facility and remediating associated perchlorate contamination, including surface impoundments and groundwater. In 1999 and 2001, Chemical entered into consent orders with the Nevada Department of Environmental Protection that require Chemical to implement both interim and long-term remedial measures to capture and remove perchlorate from groundwater.

In 1999, Chemical initiated the interim measures required by the consent orders. Chemical subsequently developed and installed a long-term remediation system based on new technology, but startup difficulties have prevented successful commissioning of the long-term system. Chemical currently is evaluating possible solutions to resolve the startup difficulties and is also evaluating an alternate technology in the event the startup difficulties cannot be resolved. The evaluation process should be completed in the first half of 2003. The interim system has been enhanced pending the successful commissioning of a long-term system. The scope and duration of groundwater remediation will be driven in the long term by drinking water standards, which to date have not been formally established by state or federal regulatory authorities. EPA and other federal and state agencies currently are evaluating the health and environmental risks associated with perchlorate as part of the process for ultimately setting a drinking water standard. The resolution of these issues could materially affect the scope, duration and cost of the long-term groundwater remediation that Chemical is required to perform.

Financial Reserves – As of December 31, 2002, the company's remaining reserves for Henderson totaled $17 million. This includes $22 million added in 2002, principally as a result of technological difficulties encountered with the long-term remediation system and the resulting need to enhance and prolong the interim treatment measures. The reserves do not include any cost that might be incurred to install an alternate technology as possible solutions to address the startup difficulties still are being evaluated, and evaluation of the alternate technology is not complete. As noted above, the long-term scope, duration and cost of groundwater remediation are uncertain and, therefore, additional costs may be incurred in the future. However, the amount of any additions cannot be reasonably estimated at this time.

Government Litigation – In 2000, Chemical initiated litigation against the United States seeking contribution for response costs. The suit, Kerr-McGee Chemical LLC v. United States of America, is pending in U.S. District Court for the District of Columbia. The government owned the plant in the early years of its operation and was the largest consumer of products produced at the plant. The litigation is in the early stages of discovery. Although the outcome of the litigation is uncertain, Chemical believes it is likely to recover a portion of its costs from the government. The amount and timing of any recovery cannot be estimated at this time and, accordingly, the company has not recorded a receivable or otherwise reflected in the financial statements any potential recovery from the government.

Insurance – In 2001, Chemical purchased a 10-year, $100 million environmental cost cap insurance policy for groundwater remediation at Henderson. The insurance policy provides coverage only after Chemical exhausts a self-insured retention of approximately $61 million and covers only those costs incurred to achieve a cleanup level specified in the policy. As noted above, federal and state agencies have not established a drinking water standard and, therefore, it is possible that Chemical may be required to achieve a cleanup level more stringent than that covered by the policy. If so, the amount recoverable under the policy could be affected. Through December 31, 2002, Chemical has incurred expenditures of about $38 million that it believes can be applied to the self-insured retention. Additionally, the company believes that the $17 million reserve remaining at December 31, 2002, will be creditable against the self-insured retention. The company has not recorded a receivable or otherwise reflected in the financial statements any potential recovery from the insurance policy since costs incurred to date and estimated costs for future work do not exhaust the self-insured retention. The applicability of expenditures to the self-insured retention is a matter currently under discussion with the insurance carrier. Therefore, the amount of the remaining self-insured retention may be greater than currently estimated.

Milwaukee, Wisconsin

In 1976, Chemical closed a wood-treatment facility it had operated in Milwaukee, Wisconsin. Operations at the facility prior to its closure had resulted in the contamination of soil and groundwater at and around the site with creosote and other substances used in the wood-treatment process. In 1984, EPA designated the Milwaukee wood-treatment facility as a Superfund site under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA), listed the site on the NPL and named Chemical a PRP. Chemical executed a consent decree in 1991 that required it to perform soil and groundwater remediation at and below the former wood-treatment area and to address a tributary creek of the Menominee River that had become contaminated as a result of the wood-treatment operations. Actual remedial activities were deferred until after the decree was finally entered in 1996 by a federal court in Milwaukee.

Groundwater treatment, using a pump-and-treat system, was initiated in 1996 to remediate groundwater contamination below and in the vicinity of the former wood-treatment area. It is not possible to reliably predict how groundwater conditions will be affected by the ongoing soil remediation and groundwater treatment; therefore, it is not known how long groundwater treatment will continue. Soil cleanup of the former wood-treatment area began in 2000 and was completed in 2002. Also in 2002, terms for addressing the tributary creek were agreed upon with EPA, after which Chemical began the implementation of a remedy to reroute the creek and to remediate associated sediment and stream bank soils. It is expected that the soil and sediment remediation will take about four more years.

As of December 31, 2002, the company had remaining reserves of $13 million for the costs of the remediation work described above. This includes $12 million added to the reserve in 2002 to implement the remedy related to the tributary creek. Although actual costs may exceed current estimates, the amount of any increases cannot be reasonably estimated at this time.

Cushing, Oklahoma

In 1972, an affiliate of the company closed a petroleum refinery it had operated near Cushing, Oklahoma. Prior to closing the refinery, the affiliate also had produced uranium and thorium fuel and metal at the site pursuant to licenses issued by the Atomic Energy Commission (AEC). The uranium and thorium operations commenced in 1962 and were shut down in 1966, at which time the affiliate decommissioned and cleaned up the portion of the facility related to uranium and thorium operations to applicable standards. The refinery also was cleaned up to applicable standards at the time of closing.

Subsequent regulatory changes required more extensive remediation at the site. In 1990, the affiliate entered into a consent agreement with the State of Oklahoma to investigate the site and take appropriate remedial actions related to petroleum refining and uranium and thorium residuals. Remediation of hydrocarbon contamination is being performed under a plan approved by the Oklahoma Department of Environmental Quality. Soil remediation to address hydrocarbon contamination is expected to continue for about four more years. The scope of any groundwater remediation that may be required is not known. Additionally, in 1993, the affiliate received a decommissioning license from the Nuclear Regulatory Commission (NRC), the successor to AEC's licensing authority, to perform certain cleanup of uranium and thorium residuals. To avoid anticipated future increases in disposal costs, much of the uranium and thorium residuals were cleaned up and disposed in 2002 after obtaining NRC approvals to conduct soil removal without first completing the site characterization, work that is necessary for identifying the scope of required cleanup activities. Because excavation preceded characterization, contamination that had not been previously identified was encountered and removed during the expedited excavation and disposal work. Characterization and verification work is ongoing to confirm whether the work undertaken in 2002 adequately addressed the contaminated areas. Additional excavation may be required in the future, depending on the results of the characterization and verification work.

As of December 31, 2002, the company had remaining reserves of $23 million for the costs of the ongoing remediation and decommissioning work described above. This included $32 million added to the reserves in 2002, principally as a result of costs incurred to perform the expedited uranium and thorium cleanup work and costs for excavating and disposing of additional refinery-related wastes identified in 2002. Although actual costs may exceed current estimates, the amount of any increases cannot be reasonably estimated at this time.

New Jersey Wood-Treatment Site

In 1999, EPA notified Chemical and its parent company that they were potentially responsible parties at a former wood-treatment site in New Jersey that has been listed by EPA as a Superfund site. At that time, the company knew little about the site as neither Chemical nor its parent had ever owned or operated the site. A predecessor of Chemical had been the sole stockholder of a company that owned and operated the site. The company that owned the site already had been dissolved and the site had been sold to a third party before Chemical became affiliated with the former stockholder in 1964. EPA has preliminarily estimated that cleanup costs may reach $120 million or more.

There are substantial uncertainties about Chemical's responsibility for the site, and Chemical is evaluating possible defenses to any claim by EPA for response costs. EPA has not articulated the factual and legal basis on which EPA notified Chemical and its parent that they are potentially responsible parties. The EPA notification may be based on a successor liability theory premised on the 1964 transaction pursuant to which Chemical became affiliated with the former stockholder of the company that had owned and operated the site. Based on available historical records, it is uncertain whether and, if so, under what terms, the former stockholder assumed liabilities of the dissolved company. Moreover, as noted above, the site had been sold to a third party and the company that owned and operated the site had been dissolved before Chemical became affiliated with that company's stockholder. In addition, there appear to be other potentially responsible parties, though it is not known whether the other parties have received notification from EPA. EPA has not ordered Chemical or its parent to perform work at the site and is instead performing the work itself. The company has not recorded a reserve for the site as it is not possible to reliably estimate whatever liability Chemical or its parent may have for the cleanup because of the aforementioned uncertainties and the existence of other potentially responsible parties.

Forest Products Litigation

Primary Lawsuits – Between 1999 and 2001, Kerr-McGee Chemical LLC (Chemical) and its parent company were named in 22 lawsuits in three states (Mississippi, Louisiana and Pennsylvania) in connection with present and former forest products operations located in those states. The lawsuits seek recovery under a variety of common law and statutory legal theories for personal injuries and property damages allegedly caused by exposure to and/or release of creosote and other substances used in the wood-treatment process. Some of the lawsuits are filed on behalf of specifically named individual plaintiffs, while others purport to be filed on behalf of classes of allegedly similarly situated plaintiffs.

Seven of the 22 cases were filed in Mississippi and relate to Chemical's Columbus, Mississippi, wood-treatment plant. Two of the Mississippi cases are pending in the U.S. District Court for the Northern District: Andrews v. Kerr-McGee (filed September 8, 1999) and Bachelder v. Kerr-McGee (filed March 7, 2001). Three of the Mississippi cases are pending in the Circuit Court of Lowndes County: Spirit of Prayer v. Kerr-McGee (filed March 16, 2000), Burgin v. Kerr-McGee (filed March 6, 2001) and Maranatha Faith Center v. Kerr-McGee (filed February 18, 2000). Two of the Mississippi cases are pending in Circuit Court of Hinds County: Jamison v. Kerr-McGee (filed February 18, 2000) and Cockrell v. Kerr-McGee (filed March 6, 2001).

Seven of the 22 cases were filed in Louisiana and relate to a former wood-treatment plant that was located in Bossier City, Louisiana. One of the Louisiana cases is pending in the U.S. District Court for the Western District: Shirlean Taylor, et al. v. Kerr-McGee (filed June 15, 2000). Five of the Louisiana cases are pending in the U.S. District Court for the Western District, subject to remand to 26th District Court of Bossier Parish, and all were filed on October 25, 2001: Brenda Sue Adams, et al. v. Kerr-McGee; J.C. Adams, et al. v. Kerr-McGee; Linda Paul Anderson, et al. v. Kerr-McGee; Shirley Marie Austin, et al. v. Kerr-McGee; and Ronald Donald Bailey, et al. v. Kerr-McGee.

One of the Louisiana cases is pending in the 26th District Court of Bossier Parish: T. J. Allen, et al. v. Kerr-McGee (filed October 25, 2001).

Eight of the 22 cases were filed in the Court of Common Pleas, Luzerne County, Pennsylvania, and relate to a closed wood-treatment plant in Avoca, Pennsylvania. Five of the Pennsylvania cases were filed on October 23, 2001: Mary Beth Marriggi, et al. v. Kerr-McGee; Delores Kubasko, et al. v. Kerr-McGee; Barbara Fromet, et al. v. Kerr-McGee; Ann Culp, et al. v. Kerr McGee; and Robert Battista, et al. v. Kerr-McGee. Three of the Pennsylvania cases were filed on November 15, 2001: Stacey Berkoski, et al. v. Kerr-McGee; Kenneth Battista, et al. v. Kerr-McGee; and James Butcher, et al. v. Kerr-McGee.

The parties have executed agreements to settle five of the seven Mississippi cases and all seven of the Louisiana cases. The settlement agreements require Chemical to pay up to $56 million for the benefit of about 9,400 identified claimants who are eligible under the agreements and who sign releases. Of that potential maximum of $56 million, approximately $44 million had been paid as of December 31, 2002. In addition, the agreements require Chemical to pay up to an additional $11 million from any recovery in certain insurance litigation that Chemical and its parent filed against their insurance carriers (see below). The agreements also contemplated two class-action settlement funds – one in Mississippi and one in Louisiana – for the benefit of a class of residents who did not sign individual releases and who did not choose to opt out of the class settlements. The parties moved forward with the class settlement in Mississippi but agreed not to pursue a class-action settlement in Louisiana. Chemical may be required to pay up to a maximum of $7.5 million to the Mississippi class-action settlement fund. The precise amount of Chemical's obligations under the agreements depends on the number of plaintiffs who sign and deliver valid individual releases, the number of the Mississippi class members who submit proof of claim forms and the number of class members who opt out of the class. Further payments pursuant to the settlements of the nonclass-action cases are subject to a number of conditions, including the signing and delivery of releases by named plaintiffs and court approval of various matters such as minors' settlements. The class-action settlement agreement, including certification of the settlement class and approval of the class settlement, requires court approval. On February 21, 2003, the federal court in Mississippi approved the Mississippi class settlement. Subsequently, two members of the class filed a notice appealing the order approving the class settlement.

Although the settlement agreements are expected to resolve all of the Louisiana lawsuits and substantially all of the Columbus, Mississippi, lawsuits described above, the settlements will not resolve the claims of plaintiffs who do not sign releases, the claims of any class members who opt out of the class settlement or any claims by class members that may arise in the future for currently unmanifested personal injuries. The settlements also do not cover the Maranatha Faith Center v. Kerr-McGee or the Jamison v. Kerr-McGee cases which, together, involve 27 plaintiffs who allege property damage and/or personal injury arising out of the Columbus, Mississippi, operations or the eight cases in Pennsylvania, which involve 55 named plaintiffs and an undetermined number of allegedly similarly situated persons. The company is vigorously defending the two remaining Mississippi lawsuits and the Pennsylvania cases, pending any settlement of those cases.

The implementation of the settlements is progressing. Of approximately 6,100 identified claimants in Columbus, Mississippi, approximately 5,300 claimants have delivered releases. Of approximately 3,300 identified claimants in Louisiana, approximately 3,000 claimants have delivered releases. Through December 31, 2002, Chemical had paid approximately $44 million pursuant to the settlement agreements to Mississippi and Louisiana plaintiffs who signed releases. No payments will be made to either of the class settlement funds unless and until the appropriate court in each state has certified the class and approved the respective class settlement.

Insurance Litigation – In 2001, Chemical and its parent company filed suit against insurance carriers in the Superior Court of Somerset County, New Jersey. The suit, Kerr-McGee Corporation and Kerr-McGee Chemical LLC v. Hartford Accident & Indemnity Company and Liberty Mutual Insurance Company, is to recover losses associated with certain environmental litigation, agency proceedings and the Pennsylvania forest products litigation described above. Chemical and its parent believe that they have valid claims against their insurers; however, the prospects for recovery are uncertain and the litigation is in its early stages. Further, a portion of any recovery will be paid to the plaintiffs in the forest products litigation as a part of the settlement agreements described above. Accordingly, the company has not recorded a receivable or otherwise reflected in its financial statements any potential recovery from the insurance litigation.

Financial Reserves – The company previously established a $70 million reserve in connection with the forest products litigation. The reserve included the estimated amounts owed under the settlements described above and an estimated amount for the remaining two Mississippi cases and the eight Pennsylvania cases. As noted above, through December 31, 2002, Chemical had paid approximately $44 million pursuant to the settlement agreements. As of December 31, 2002, the company's remaining reserves for the forest products litigation totaled $26 million. The company believes the reserve adequately provides for the potential liability associated with these matters; however, there is no assurance that the company will not be required to adjust the reserve in the future in light of the inherent uncertainties associated with litigation.

Follow-on Litigation – A class-action settlement sometimes results in the filing of additional lawsuits alleging facts and causes of action substantially similar to those alleged in the case(s) covered by the settlement. In addition, in the fall of 2002, the Mississippi legislature enacted a tort reform law that became effective for lawsuits filed on or after January 1, 2003. Among other things, the new law limits punitive damages and makes other changes intended to help ensure fairness in the Mississippi civil justice system. The tort reform law resulted in numerous lawsuits being filed in Mississippi immediately before the effective date of the new law. On December 31, 2002, approximately 245 lawsuits were filed against Chemical and its affiliates on behalf of approximately 4,598 claimants in connection with Chemical's Columbus, Mississippi, operations. All of the lawsuits were filed in the Circuit Court of Lowndes County, Mississippi, Case Nos. 2002-0302 CV1 through 2002-0543 CV1; 2002-0549 CV1; 2002-0550 CV1; 2002-0294 CV1 and 2002-0278 CV1. Chemical and its affiliates believe the lawsuits are without substantial merit and intend to vigorously defend the lawsuits. The company has not provided a reserve for the new lawsuits because it cannot reasonably determine the probability of a loss, and the amount of loss, if any, cannot be reasonably estimated.

Hattiesburg Litigation – On December 31, 2002, a lawsuit was filed against Chemical in the Circuit Court of Forest County, Mississippi. The lawsuit, Betty Bolton et al. v. Kerr-McGee Chemical Corporation, names approximately 975 plaintiffs and relates to a former wood-treatment plant located in Hattiesburg, Mississippi. The lawsuit seeks recovery on legal theories substantially similar to those advanced in the forest products litigation described above.

There are substantial uncertainties about Chemical's responsibility for operations at the former facility. A predecessor of Chemical had been the sole stockholder of a company that owned and operated the facility. The company that had operated the facility already had been dissolved and its leasehold interest in the site had been sold to a third party before Chemical became affiliated with the former stockholder in 1964. Based on available historical records, it is uncertain whether and, if so, under what terms, the former stockholder assumed liabilities of the dissolved company. In any case, Chemical believes the lawsuit is without substantial merit and intends to vigorously defend the litigation. The company has not provided a reserve for the litigation because it cannot reasonably determine the probability of a loss, and the amount of a loss, if any, cannot be reasonably estimated.

Other Matters

The company and/or its affiliates are parties to a number of legal and administrative proceedings involving environmental and/or other matters pending in various courts or agencies. These include proceedings associated with facilities currently or previously owned, operated or used by the company's affiliates and/or their predecessors, and include claims for personal injuries and property damages. Current and former operations of the company's affiliates also involve management of regulated materials and are subject to various environmental laws and regulations. These laws and regulations will obligate the company's affiliates to clean up various sites at which petroleum and other hydrocarbons, chemicals, low-level radioactive substances and/or other materials have been disposed of or released. Some of these sites have been designated Superfund sites by EPA pursuant to CERCLA. Similar environmental regulations exist in foreign countries in which the company's affiliates operate.

The company provides for costs related to contingencies when a loss is probable and the amount is reasonably estimable. It is not possible for the company to reliably estimate the amount and timing of all future expenditures related to environmental and legal matters and other contingencies because, among other reasons:

- some sites are in the early stages of investigation, and other sites may be identified in the future;
- cleanup requirements are difficult to predict at sites where remedial investigations have not been completed or final decisions have not been made regarding cleanup requirements, technologies or other factors that bear on cleanup costs;
- environmental laws frequently impose joint and several liability on all potentially responsible parties, and it can be difficult to determine the number and financial condition of other potentially responsible parties and their respective shares of responsibility for cleanup costs;
- environmental laws and regulations are continually changing, and court proceedings are inherently uncertain;
- some legal matters are in the early stages of investigation or proceeding or their outcomes otherwise may be difficult to predict, and other legal matters may be identified in the future;
- unanticipated construction problems and weather conditions can hinder the completion of environmental remediation;
- the inability to implement a planned engineering design or use planned technologies and excavation methods may require revisions to the design of remediation measures, which delay remediation and increase costs; and
- the identification of additional areas or volumes of contamination and changes in costs of labor, equipment and technology generate corresponding changes in environmental remediation costs.

As of December 31, 2002, the company had reserves totaling $258 million for cleaning up and remediating environmental sites, reflecting the reasonably estimable costs for addressing these sites. This includes $103 million for the West Chicago sites, $17 million for the Henderson, Nevada, site, and $45 million for forest products sites. Cumulative expenditures at all environmental sites through December 31, 2002, total $1.023 billion (before considering government reimbursements). Additionally, as of December 31, 2002, the company had litigation reserves totaling approximately $73 million for the reasonably estimable losses associated with litigation. This includes $26 million for the forest products litigation described above. Management believes, after consultation with general counsel, that currently the company has reserved adequately for the reasonably estimable costs of environmental matters and other contingencies. However, additions to the reserves may be required as additional information is obtained that enables the company to better estimate its liabilities, including liabilities at sites now under review, though the company cannot now reliably estimate the amount of future additions to the reserves.

Commitments

Lease Obligations and Guarantees

Total lease rental expense was $61 million in 2002, $38 million in 2001 and $34 million in 2000.

The company has various commitments under noncancelable operating lease agreements, principally for office space, production and gathering facilities, and drilling and other equipment. During 2002, the company entered into operating lease agreements for the use of the Nansen and Boomvang platforms located in the Gulf of Mexico. Including the lease rentals for these platforms, aggregate minimum annual rentals under all operating leases in effect at December 31, 2002, total $571 million, of which $39 million is due in 2003, $41 million in 2004, $41 million in 2005, $40 million in 2006, $38 million in 2007 and $372 million thereafter.

During 2001, the company entered into an arrangement with Kerr-McGee Gunnison Trust for the construction of the company's share of a platform to be used in the development of the Gulf of Mexico Gunnison field, in which the company has a 50% working interest. The construction of the company's portion of the platform is being financed by a $157 million synthetic lease between the trust and a group of financial institutions. After construction, the company and the trust are committed to purchase or sell the platform and related equipment or enter into an operating lease for the use of the platform. Currently, the company is obligated to make lease payments in amounts sufficient to pay interest at varying rates on the financing. The payments under the operating lease obligation are expected to be nil in 2003, $6 million in 2004, $9 million in 2005, $10 million in 2006, $13 million in 2007 and $240 million thereafter. The future minimum annual rentals due under the noncancelable operating leases shown above exclude any payments related to this agreement. In accordance with the provisions of FASB Interpretation (FIN) No. 46, "Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51," the company believes it is reasonably likely that it will be required to consolidate the business trust created to construct and finance the Gunnison production platform in the period beginning July 1, 2003. The company continues to review the effects of FIN 46 relative to the company's other variable interest entities, such as the Nansen and Boomvang operating leases.

The company has guaranteed that the Nansen, Boomvang and Gunnison platforms will have residual values at the end of the operating leases equal to at least 10% of the fair-market value of the platform at the inception of the lease. For Nansen and Boomvang, the guaranteed values are $14 million and $8 million, respectively, in 2022, and for Gunnison the estimate of the guarantee is $16 million in 2024.

During 2002, the company entered into a sale-leaseback arrangement with General Electric Capital Corporation (GECC) covering assets associated with a gas-gathering system in the Rocky Mountain region. The lease agreement was entered into for the purpose of monetizing the related assets. The sales price of the equipment was $71 million; however, an $18 million settlement obligation existed for equipment previously covered by the lease agreement, resulting in net cash proceeds of $53 million. The operating lease agreement has an initial term of five years, with two 12-month renewal options. The company may elect to purchase the equipment at specified amounts after the end of the fourth year. In the event the company does not purchase the equipment and it is returned to GECC, the company guarantees a residual value ranging from $32 million at the end of the initial five-year term to $25 million at the end of the last renewal option. The company recorded no gain or loss associated with the GECC sale-leaseback agreement. The future minimum annual rentals due under noncancelable operating leases shown above include payments related to this agreement.

In conjunction with the company's sale of its Ecuadorean assets, which included the company's nonoperating interest in the Oleoducto de Crudos Pesados Ltd. (OCP) pipeline, the company has entered into a performance guarantee agreement with the buyer for the benefit of OCP. Under the terms of the agreement, the company guarantees payment of any claims from OCP against the buyer upon default by the buyer and its parent company. Claims would generally be for the buyer's proportionate share of construction costs of OCP; however, other claims may arise in the normal operations of the pipeline. Accordingly, the amount of any such future claims cannot be reasonably estimated. In connection with this guarantee, the buyer's parent company has issued a letter of credit in favor of the company up to a maximum of $50 million, upon which the company can draw in the event it is required to perform under the guarantee agreement. The company will be released from this guarantee when the buyer obtains a specified credit rating as stipulated under the guarantee agreement.

In connection with certain contracts and agreements, the company enters into indemnifications related to title claims, environmental matters, litigation and other claims. Because of the inherent uncertainty surrounding these matters, the amount of any future liability related to these indemnifications cannot be reasonably estimated. If a claim is asserted or if information becomes known to management indicating it is probable that a liability has been incurred, an accrual is established at that time.

Drilling Rig Commitments

During 1999, the company entered into lease agreements to participate in the use of various drilling rigs. The total commitment with respect to these arrangements ranges from nil to $24 million, depending on partner participation. These agreements extend through 2004.

18 Financial Instruments and Derivative Activities

Investments in Certain Debt and Equity Securities

The company has certain investments that are considered to be available for sale. These financial instruments are carried in the Consolidated Balance Sheet at fair value, which is based on quoted market prices. The company had no securities classified as held to maturity at December 31, 2002 or 2001. At December 31, 2002 and 2001, available-for-sale securities for which fair value can be determined are as follows:

(Millions of dollars)	2002 Fair Value	2002 Cost	2002 Gross Unrealized Holding Gains	2001 Fair Value	2001 Cost	2001 Gross Unrealized Holding Losses
Equity securities	**$70**	**$32**	**$10**[1]	$59	$32	$(1)[1]
U.S. government obligations –						
Maturing within one year	**2**	**2**	**—**	3	3	—
Maturing between one year and four years	**2**	**2**	**—**	2	2	—
Total			**$10**			$(1)

(1) This amount includes $28 million of gross unrealized hedging losses on 15% of the exchangeable debt at the time of adoption of FAS 133.

The equity securities represent the company's investment in Devon Energy Corporation common stock. The company also holds debt exchangeable for stock (DECS) that may be repaid with the Devon stock currently owned by Kerr-McGee. Prior to the beginning of 2001, the stock and the debt were marked to market each month with the offset recognized in accumulated other comprehensive income. On January 1, 2001, the company adopted the provisions of FAS 133 and in accordance with that standard chose to reclassify 85% of the Devon shares owned to "trading" from the "available for sale" category of investments. As a result of the reclassification, the company recognized after-tax income totaling $118 million ($181 million before taxes) for the unrealized appreciation on 85% of the Devon shares. Additionally, with adoption of FAS 133, the DECS and its embedded option features were separated. The debt is now recorded in the Consolidated Balance Sheet at face value less unamortized discount, and the options associated with the exchangeable feature of the debt have been recorded at fair value on the balance sheet as deferred credits. (See further discussion on derivatives below.)

The Devon securities are carried in the Consolidated Balance Sheet as Investments – Other assets. U.S. government obligations are carried as Current Assets or as Investments – Other assets, depending on their maturities.

The change in unrealized holding gains (losses), net of income taxes, as shown in accumulated other comprehensive income for the years ended December 31, 2002, 2001 and 2000, is as follows:

(Millions of dollars)	2002	2001	2000
Beginning balance –	**$(1)**	$139	$ 79
Net unrealized holding gains (losses)	**7**	(22)	60
Reclassification of gains included in net income	**—**	(118)	—
Ending balance	**$ 6**	$ (1)	$139

Trading Securities

As discussed above, the company has recorded 85% of its Devon shares as trading securities and marks this investment to market through income. At December 31, 2002, the market value of 8.4 million shares of Devon was $387 million, and $61 million in unrealized pretax gains was recognized during 2002 in Other Income (Loss) in the Consolidated Statement of Operations. However, this gain was partially offset by a $34 million unrealized loss on the embedded options associated with the DECS. See the discussion of these derivatives below. At year-end 2001, the market value of 8.4 million shares of Devon was $326 million, and $188 million in unrealized pretax losses was recognized during 2001. This loss was more than offset by the $205 million unrealized gain on the embedded options associated with the DECS.

Financial Instruments for Other than Trading Purposes

In addition to the financial instruments previously discussed, the company holds or issues financial instruments for other than trading purposes. At December 31, 2002 and 2001, the carrying amount and estimated fair value of these instruments for which fair value can be determined are as follows:

(Millions of dollars)	2002 Carrying Amount	2002 Fair Value	2001 Carrying Amount	2001 Fair Value
Cash and cash equivalents	**$ 90**	**$ 90**	$ 91	$ 91
Long-term notes receivable	**2**	**2**	2	2
Long-term receivables	**86**	**71**	4	3
Contracts to purchase foreign currencies	**2**	**2**	(15)	(15)
Short-term borrowings	**—**	**—**	8	8
Debt exchangeable for stock, excluding options	**318**	**330**	310	330
Long-term debt, except DECS	**3,586**	**4,013**	4,256	4,319

The carrying amount of cash and cash equivalents approximates fair value of those instruments due to their short maturity. The fair value of notes receivable is based on the fair value of the note's collateral. The fair value of long-term receivables is based on discounted cash flows. The fair value of foreign currency forward contracts represents the aggregate replacement cost based on financial institutions' quotes. The fair value of the company's short-term and long-term debt is based on the quoted market prices for the same or similar debt issues or on the current rates offered to the company for debt with the same remaining maturity.

Derivatives

Effective August 1, 2001, the company purchased 100% of the outstanding shares of common stock of HS Resources. At the time of the purchase, HS Resources (now Kerr-McGee Rocky Mountain Corp.) and its marketing subsidiary (now Kerr-McGee Energy Services Corp.) had a number of derivative contracts for purchases and sales of gas, basis differences and energy-related contracts. Prior to 2002, the company had treated all of these derivatives as speculative and marked to market through income each month the change in derivative fair values. In 2002, the company designated the remaining portion of the HS Resources gas basis swaps that settled in 2002 and all that settle in 2003 as hedges. Additionally, in March 2002, the company began hedging a portion of its 2002 oil and natural gas production to increase the predictability of its cash flow and support additional capital expenditures. The hedges were in the form of fixed-price swaps and covered 30,000 barrels of U.S. oil production per day at an average price of $24.09 per barrel, 60,000 barrels of North Sea oil production per day at an average price of $23.17 per barrel and 250,000 MMBtu of U.S. natural gas production per day at an average price of $3.10 per MMBtu. In October 2002, the company expanded the hedging program to cover a portion of the estimated 2003 crude oil and natural gas production by adding fixed-price swaps, new basis swaps and costless collars. At December 31, 2002, the outstanding commodity-related derivatives accounted for as hedges had a net liability fair value of $83 million, of which $27 million is recorded as a current asset and $110 million is recorded as a current liability. The fair value of these derivative instruments at December 31, 2002, was determined based on prices actively quoted, generally NYMEX and Dated Brent prices. The company had after-tax deferred losses of $50 million in accumulated other comprehensive income associated with these contracts. The company expects to reclassify the entire amount of these losses into earnings during the next 12 months, assuming no further changes in fair-market value of the contracts. During 2002, the company realized a $28 million loss on domestic oil hedging, a $50 million loss on North Sea oil hedging and a $2 million loss on domestic natural gas hedging. The losses offset the oil and natural gas prices realized on the physical sale of crude oil and natural gas. Losses for hedge ineffectiveness are recognized as a reduction to Sales in the Consolidated Statement of Operations and totaled $2 million in 2002.

The HS Resources gas basis swaps that settle between 2004 and 2008 continue to be treated by the company as speculative and are marked to market through income. These derivatives are recorded at fair value of $21 million in Investments – Other assets. The net gain associated with these derivatives was $8 million in 2002 and is included in Other Income in the Consolidated Statement of Operations. In 2001, all of the HS Resources derivative contracts were treated by the company as speculative and marked to market through income each month. At December 31, 2001, the fair value of these contracts was $6 million. Of this amount, $6 million was recorded in current assets, $5 million in Investments – Other assets, $4 million in current liabilities and $1 million in deferred credits. The net gain associated with these derivatives was $27 million in 2001 and is included in Other Income in the Consolidated Statement of Operations.

The marketing subsidiary, Kerr-McGee Energy Services (KMES) markets purchased gas (primarily equity gas) in the Denver area. Existing contracts for the physical delivery of gas at fixed or index-plus prices are marked to market each month in accordance with FAS 133. KMES has entered into natural gas basis and price derivative contracts that offset its fixed-price risk on physical contracts. These derivative contracts lock in the margins associated with the physical sale. The company believes that risk associated with these derivatives is minimal due to the creditworthiness of the counterparties. The net asset fair value of the physical and offsetting derivative contracts was $8 million at year-end 2002. Of this amount, $31 million was recorded in current assets, $1 million in Investments – Other assets, $23 million in current liabilities and $1 million in deferred credits. The fair value of the outstanding derivative instruments at December 31, 2002, was determined based on prices actively quoted, generally NYMEX prices. During 2002, the net loss associated with these derivative contracts was $20 million and is included in Sales in the Consolidated Statement of Operations. At year-end 2001, the net asset fair value of the commodity-related derivatives and physical contracts was $21 million. Of this amount, $30 million was recorded in current assets, $11 million in Investments – Other assets, $19 million in current liabilities and $1 million in deferred credits. The 2001 net loss associated with these derivative contracts was $24 million and is included in Sales in the Consolidated Statement of Operations. The losses on the derivative contracts are generally offset by the prices realized on the physical sale of the natural gas.

From time to time, the company enters into forward contracts to buy and sell foreign currencies. Certain of these contracts (purchases of Australian dollars and British pound sterling) have been designated and have qualified as cash flow hedges of the company's anticipated future cash flow needs for a portion of its capital expenditures and operating costs. These forward contracts generally have durations of less than three years. The resulting changes in fair value of these contracts are recorded in accumulated other comprehensive income. The $7 million after-tax loss in accumulated other comprehensive income at December 31, 2002, will be recognized in earnings in the periods during which the hedged forecasted transactions affect earnings (i.e., when the hedged transaction is paid in the case of a hedge of operating costs, and when the hedged assets are depreciated in the case of a hedge of capital expenditures). In 2002, the company reclassified $5 million of losses on forward contracts from accumulated other comprehensive income to operating expenses in the Consolidated Statement of Operations. Of the existing unrealized net losses at December 31, 2002, approximately $2 million in gains will be reclassified into earnings during the next 12 months, assuming no further changes in fair value of the contracts. No hedges were discontinued during 2002, and no ineffectiveness was recognized. The company recognized net foreign currency hedging losses of $9 million and $6 million in 2001 and 2000, respectively.

The company has entered into other forward contracts to sell foreign currencies, which will be collected as a result of pigment sales denominated in foreign currencies, primarily in European currencies. These contracts have not been designated as hedges even though they do protect the company from foreign currency rate changes. The estimated value of these contracts was immaterial. Certain pigment receivables have been sold in an asset securitization program at their equivalent U.S. dollar value at the date the receivables were sold. However, the company retains the risk of foreign currency rate changes between the date of sale and collection of the receivables.

The company issued 5 1/2% notes exchangeable for common stock (DECS) in August 1999, allowing each holder to receive between .85 and 1.0 share of Devon stock or the equivalent amount of cash at maturity in August 2004. Embedded options in the DECS provide Kerr-McGee a floor price on Devon's common stock of $33.19 per share (the put option). The company also retains the right to 15% of the shares if Devon's stock price is greater than $39.16 per share (the DECS holders have a call option on 85% of the shares). Using the Black-Scholes valuation model, the company recognizes in Other Income on a monthly basis any gains or losses of the put and call options.

On December 31, 2002, the fair values of the embedded put and call options were less than $1 million and $67 million, respectively. At year-end 2001, the fair values of the embedded put and call options were $2 million and $35 million, respectively, for a net fair value of $33 million. During 2002 and 2001, the company recorded losses of $34 million and gains of $205 million, respectively, in Other Income for the changes in the fair values of the put and call options. As discussed above, the fluctuation in the value of the put and call derivative financial instruments will generally offset the increase or decrease in the market value of 85% of the Devon stock owned by the company. The remaining 15% of the Devon shares is accounted for as available-for-sale securities in accordance with FAS 115, "Accounting for Certain Investments in Debt and Equity Securities," with changes in market value recorded in accumulated other comprehensive income.

In connection with the issuance of $350 million 5.375% notes due April 15, 2005, the company entered into an interest rate swap arrangement in April 2002. The terms of the agreement effectively change the interest the company will pay on the debt until maturity from the fixed rate to a variable rate of LIBOR plus .875%. The company considers the swap to be a hedge against the change in fair value of the debt as a result of interest rate changes. The estimated fair value of the interest rate swap was $21 million at December 31, 2002. The company recognized a $6 million reduction in interest expense in 2002 from the swap arrangement.

19 Acquisition

On August 1, 2001, the company completed the acquisition of all of the outstanding shares of common stock of HS Resources, Inc., an independent oil and gas exploration and production company with active projects in the Denver-Julesburg Basin, Gulf Coast, Mid-Continent and Northern Rocky Mountain regions of the U.S. The acquisition added approximately 250 million cubic feet equivalent of daily gas production and 1.3 trillion cubic feet equivalent of proved gas reserves, primarily in the Denver, Colorado, area. The addition of these primarily natural gas reserves provides the company a more balanced portfolio, geographic diversity and production mix. In addition, the acquisition provides low-risk exploitation drilling opportunities from identified projects based on HS Resources' seismic inventory. The acquisition price totaled $1.8 billion in cash, company stock and assumption of debt. The company reflected the assets and liabilities acquired at fair value in its balance sheet effective August 1, 2001, and the company's results of operations include HS Resources beginning August 1, 2001. The purchase price was allocated to specific assets and liabilities based on their estimated fair value at the date of acquisition. The allocations include $348 million recorded as goodwill. The cash portion of the acquisition totaled $955 million, including direct expenses, and was ultimately financed through issuance of long-term debt. A total of 5,057,273 shares of Kerr-McGee common stock were issued in connection with the acquisition. The shares were valued at $70.33 per share, the average price two days before and after the purchase was announced. Debt totaling $506 million was assumed.

The following are the amounts allocated to the acquired assets and liabilities based on their fair value:

(Millions of dollars)	
Accounts receivable	$ 70
Deposits and prepaids	13
Other current assets	42
Property, plant and equipment	1,987
Investments and other assets	29
Goodwill	348
Accounts payable	(94)
Accrued payables	(33)
Other current liabilities	(56)
Deferred income taxes	(442)
Other deferred credits and reserves	(48)
Total	$1,816

The following unaudited pro forma condensed information has been prepared to give effect to the HS Resources acquisition as if it had occurred at the beginning of the periods presented, including purchase accounting adjustments.

(Millions of dollars, except per-share amounts)	**2001**	2000
Sales	**$3,798**	$4,386
Income from continuing operations	**490**	801
Net income	**499**	826
Earnings per share –		
Basic	**4.99**	8.39
Diluted	**4.73**	7.83

20 Discontinued Operations, Asset Impairments and Asset Disposals

During the first quarter of 2002, the company approved a plan to dispose of its exploration and production operations in Kazakhstan and its interest in the Bayu-Undan project in the East Timor Sea offshore Australia. During the second quarter of 2002, the company approved a plan to dispose of its exploration and production interest in the Jabung block of Sumatra, Indonesia. These divestiture decisions were made as part of the company's strategic plan to rationalize noncore oil and gas properties. The results of these operations have been reported separately as discontinued operations in the accompanying Consolidated Statement of Operations for all years presented. In conjunction with the planned disposals, the related assets were evaluated and an impairment loss was recorded for the Kazakhstan operations, calculated as the difference between the estimated sales price for the operation, less costs to sell, and the operations' carrying value. The impairment loss totaled $35 million and is reported as part of discontinued operations. On May 3, 2002, the company completed the sale of its interest in the Bayu-Undan project for $132 million in cash. The sale resulted in a pretax gain of $35 million. On June 13, 2002, the company completed the sale of its interest in the Jabung block in Sumatra for $171 million in cash with an $11 million contingent purchase price pending government approval of the LPG project. The sale resulted in a pretax gain of $72 million (excluding the contingent purchase price). The net proceeds received by the company from these sales were used to reduce outstanding debt. In February 2003, the company announced an agreement with Shell Kazakhstan Development for the sale of its exploration and production operations in Kazakhstan. The transaction is expected to close March 31, 2003.

Revenues applicable to the discontinued operations totaled $36 million, $72 million and $58 million for 2002, 2001 and 2000, respectively. Pretax income for the discontinued operations totaled $104 million (including the gains on sale of $107 million and the impairment loss of $35 million), $52 million and $45 million for the years 2002, 2001 and 2000, respectively.

During late 2001 and 2002, certain U.S., North Sea and Ecuador exploration and production segment assets were identified for disposal as part of the company's plan to divest noncore properties as discussed above. In connection with this recharacterization, the assets were evaluated and determined to be impaired. The impairment losses reflect the difference between the estimated sales prices for the individual properties or group of properties, less the costs to sell, and the carrying amount of the net assets. The amount of the impairment loss associated with the U.S., North Sea and Ecuador assets held for sale totaled $176 million and is reported as Asset Impairment in the Consolidated Statement of Operations.

Pretax impairment losses totaling $652 million were also provided in 2002 for certain assets used in operations that are not considered held for sale, of which $646 million related to the exploration and production operating unit and $6 million related to the chemical – other operating unit. For the exploration and production operating unit, the $646 million impairment charge included $541 million for the Leadon field in the U.K. North Sea, $82 million for certain other North Sea fields and $23 million for several older Gulf of Mexico shelf properties. Negative reserve revisions stemming from additional performance analysis for these properties during 2002 resulted in revised estimates of future cash flows from the properties that were less than the carrying values of the related assets. For the chemical – other operating unit, the $6 million impairment related to the company's decision to exit the forest products business. These impairment losses were determined based on the difference between the carrying value of the assets and their estimated fair values, determined using either discounted future cash flows or quoted market prices, as applicable. In addition, the Chemical – pigment operating unit recorded a $12 million pretax write-down of property, plant and equipment in 2002 related to abandoned chemical engineering projects, which is reflected in Depreciation and depletion in the Consolidated Statement of Operations.

In 2001, the company's exploration and production operating unit suspended production from the Hutton field in the North Sea due to concerns about the amount of corrosion present in the pipeline, which would have ultimately required replacement of the pipeline for production to resume. Due to the small amount of remaining field reserves, the company, as operator, and the other partners entered into a plan to decommission the field, which is expected to be completed during 2003. An impairment loss of $47 million was recorded in 2001 based on the difference between the carrying value of the assets and the present value of the field's discounted future cash flows, net of expected proceeds from the sale of the Hutton tension-leg platform (TLP), a production, drilling and accommodation facility located at the Hutton field. An additional $4 million impairment charge recorded in 2002 for the Hutton field (included in the $82 million North Sea impairments discussed above) resulted from lower than originally projected realization from the sale of the Hutton TLP, which occurred in August 2002. The Hutton field had no remaining carrying value at year-end 2002.

At the end of 2001, the company's chemical - pigment operating unit ceased production at its titanium dioxide pigment plant in Antwerp, Belgium, as part of its strategy to improve efficiencies and enhance margins by rationalizing assets within the chemical unit. A $14 million impairment loss was recognized in 2001. The asset had no remaining carrying value at year-end 2002.

Also during 2001, the company's chemical – other operating unit ceased production at its manganese metal production plant in Hamilton, Mississippi, due to low-priced imports and softening prices that made the product no longer profitable. A $13 million impairment loss was recognized in 2001, reducing the carrying value of the asset to nil. Additionally, the loss of its only major customer led to a $2 million impairment charge for the shutdown of a wood-preserving plant in Indianapolis, Indiana, which had a carrying value of less than $1 million at year-end 2002.

The company recognized a net gain (loss) on disposal of property, excluding discontinued operations, of $1 million in 2002,

$12 million in 2001 and ($4) million in 2000, which is reflected in Other Income in the Consolidated Statement of Operations. The company expects to complete the divestiture of its other remaining assets held for sale in the first six months of 2003. The assets and liabilities of discontinued operations and other assets held for sale have been reclassified as Assets/Liabilities Associated with Properties Held for Disposal in the Consolidated Balance Sheet.

21 Common Stock

Changes in common stock issued and treasury stock held for 2002, 2001 and 2000 are as follows:

(Thousands of shares)	Common Stock	Treasury Stock
Balance December 31, 1999	93,494	7,011
Exercise of stock options and stock appreciation rights	423	—
Public offering	7,500	—
Issuance of restricted stock	—	(78)
Balance December 31, 2000	101,417	6,933
Exercise of stock options and stock appreciation rights	533	—
Cancellation of outstanding shares of Kerr-McGee Operating Corporation (formerly Kerr-McGee Corporation)	(95,118)	—
Issuance of stock by Kerr-McGee Corporation (new holding company)	95,118	—
Shares issued to purchase HS Resources	5,057	—
Cancellation of treasury stock	(6,838)	(6,838)
Issuance of restricted stock	16	(102)
Forfeiture of restricted stock	—	8
Issuance of shares for achievement awards	1	—
Balance December 31, 2001	100,186	1
Exercise of stock options	112	—
Issuance of restricted stock	94	(5)
Forfeiture of restricted stock	(2)	11
Issuance of shares for achievement awards	1	—
Balance December 31, 2002	100,391	7

The company has 40 million shares of preferred stock without par value authorized, and none is issued.

There are 1,107,692 shares of the company's common stock registered in the name of a wholly owned subsidiary of the company. These shares are not included in the number of shares shown in the preceding table or in the Consolidated Balance Sheet. These shares are not entitled to be voted.

Under the 2002 Long-Term Incentive Plan (Plan), the company may grant incentive awards to key employees. A maximum of 1,750,000 shares of common stock are authorized for issuance under the Plan in connection with awards of restricted stock and performance awards. Restricted stock is awarded in the name of the employee and, except for the right of disposal, holders have full shareholders' rights during the period of restriction, including voting rights and the right to receive dividends. Grants generally vest between three and five years. Compensation expense is recognized over the vesting period and was $6 million, $4 million and $1 million in 2002, 2001 and 2000, respectively. The company granted 99,000, 118,000 and 74,000 shares of restricted common stock in 2002, 2001 and 2000, respectively, for which the weighted average fair value at the date of grant was $4 million, $7 million and $5 million, respectively.

The company has had a stockholders-rights plan since 1986. The current rights plan is dated July 26, 2001, and replaced the previous plan prior to its expiration. Rights were distributed as a dividend at the rate of one right for each share of the company's common stock and continue to trade together with each share of common stock. Generally, the rights become exercisable the earlier of 10 days after a public announcement that a person or group has acquired, or a tender offer has been made for, 15% or more of the company's then-outstanding stock. If either of these events occurs, each right would entitle the holder (other than a holder owning more than 15% of the outstanding stock) to buy the number of shares of the company's common stock having a market value two times the exercise price. The exercise price is $215. Generally, the rights may be redeemed at $.01 per right until a person or group has acquired 15% or more of the company's stock. The rights expire in July 2006.

22 Employee Stock Option Plans

The 2002 Long Term Incentive Plan (2002 Plan) authorizes the issuance of shares of the company's common stock any time prior to May 13, 2012, in the form of stock options, restricted stock or performance awards. The options may be accompanied by stock appreciation rights. A total of 7,000,000 shares of the company's common stock is authorized to be issued under the 2002 Plan.

In January 1998, the Board of Directors approved a broad-based stock option plan (BSOP) that provides for the granting of options to purchase the company's common stock to full-time, non-bargaining-unit employees, except officers. A total of 1,500,000 shares of common stock is authorized to be issued under the BSOP.

The 1987 Long Term Incentive Program (1987 Program), the 1998 Long Term Incentive Plan (1998 Plan) and the 2000 Long Term Incentive Plan (2000 Plan) authorized the issuance of shares of the company's stock in the form of stock options, restricted stock or long-term performance awards. The 1987 Program was terminated when the stockholders approved the 1998 Plan, the 1998 Plan was terminated with the approval of the 2000 Plan, and the 2000 Plan was terminated with the approval of the 2002 Plan. No options could be granted under the 1987 Program, the 1998 Plan or the 2000 Plan after that time, although options and any accompanying stock appreciation rights outstanding may be exercised prior to their respective expiration dates.

The company's employee stock options are fixed-price options granted at the fair market value of the underlying common stock on the date of the grant. Generally, one-third of each grant vests and becomes exercisable over a three-year period immediately following the grant date and expires 10 years after the grant date.

The following table summarizes the stock option transactions for the 2002 Plan, the 2000 Plan, the BSOP, the 1998 Plan and the 1987 Program.

	2002		2001		2000	
	Options	**Weighted-Average Exercise Price per Option**	Options	Weighted-Average Exercise Price per Option	Options	Weighted-Average Exercise Price per Option
Outstanding, beginning of year	**3,433,745**	**$61.18**	3,036,605	$59.66	2,823,334	$56.78
Options granted	**2,544,562**	**57.08**	1,024,530	65.19	719,550	63.53
Options exercised	**(111,411)**	**46.78**	(532,260)	59.55	(426,561)	46.59
Options surrendered upon exercise of stock appreciation rights	**—**	**—**	(1,900)	42.63	(7,300)	45.57
Options forfeited	**(141,116)**	**58.42**	(62,539)	62.78	(46,779)	61.79
Options expired	**(319,356)**	**67.09**	(30,691)	63.74	(25,639)	72.95
Outstanding, end of year	**5,406,424**	**59.27**	3,433,745	61.18	3,036,605	59.66
Exercisable, end of year	**2,179,960**	**59.60**	1,935,880	59.32	2,007,036	59.70

The following table summarizes information about stock options issued under the plans described above that are outstanding and exercisable at December 31, 2002:

Options Outstanding				Options Exercisable	
Options	Range of Exercise Prices per Option	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price per Option	Options	Weighted-Average Exercise Price per Option
9,457	$30.00-$39.99	2.5	$34.19	9,457	$34.19
297,128	40.00- 49.99	3.1	42.91	297,128	42.91
2,106,585	50.00- 59.99	7.5	55.03	672,533	56.91
2,865,610	60.00- 69.99	7.7	63.54	1,073,198	64.48
127,644	70.00- 79.99	3.1	73.41	127,644	73.41
5,406,424	30.00- 79.99	7.2	59.27	2,179,960	59.60

23 Employee Benefit Plans

The company has both noncontributory and contributory defined-benefit retirement plans and company-sponsored contributory postretirement plans for health care and life insurance. Most employees are covered under the company's retirement plans, and substantially all U.S. employees may become eligible for the postretirement benefits if they reach retirement age while working for the company. Following are the changes in the benefit obligations during the past two years:

(Millions of dollars)	Retirement Plans 2002	Retirement Plans 2001	Postretirement Health and Life Plans 2002	Postretirement Health and Life Plans 2001
Benefit obligation, beginning of year	**$1,075**	$1,014	**$271**	$230
Service cost	**24**	22	**3**	2
Interest cost	**76**	73	**19**	17
Plan amendments	**—**	21	**—**	—
Net actuarial loss	**30**	17	**53**	43
Foreign exchange rate changes	**12**	(3)	**—**	—
Assumption changes	**30**	37	**—**	—
Contributions by plan participants	**—**	—	**6**	8
Benefits paid	**(100)**	(106)	**(25)**	(29)
Benefit obligation, end of year	**$1,147**	$1,075	**$327**	$271

The benefit amount that can be covered by the retirement plans that qualify under the Employee Retirement Income Security Act of 1974 (ERISA) is limited by both ERISA and the Internal Revenue Code. Therefore, the company has unfunded supplemental plans designed to maintain benefits for all employees at the plan formula level and to provide senior executives with benefits equal to a specified percentage of their final average compensation. The benefit obligation for the U.S and certain foreign unfunded retirement plans was $58 million and $44 million at December 31, 2002 and 2001, respectively. Although not considered plan assets, a grantor trust was established from which payments for certain of these U.S. supplemental plans are made. The trust had a balance of $37 million at year-end 2002 and $28 million at year-end 2001. The postretirement plans are also unfunded.

Following are the changes in the fair value of plan assets during the past two years and the reconciliation of the plans' funded status to the amounts recognized in the financial statements at December 31, 2002 and 2001:

(Millions of dollars)	Retirement Plans 2002	Retirement Plans 2001	Postretirement Health and Life Plans 2002	Postretirement Health and Life Plans 2001
Fair value of plan assets, beginning of year	**$ 1,364**	$ 1,558	**$ —**	$ —
Actual return on plan assets	**(90)**	(93)	**—**	—
Employer contribution	**6**	9	**—**	—
Foreign exchange rate changes	**10**	(4)	**—**	—
Benefits paid	**(100)**	(106)	**—**	—
Fair value of plan assets, end of year	**1,190**	1,364	**—**	—
Benefit obligation	**(1,147)**	(1,075)	**(327)**	(271)
Funded status of plans – over (under)	**43**	289	**(327)**	(271)
Amounts not recognized in the Consolidated Balance Sheet –				
Prior service costs	**79**	89	**3**	4
Net actuarial loss (gain)	**83**	(215)	**96**	45
Prepaid expense (accrued liability)	**$ 205**	$ 163	**$(228)**	$(222)

Following is the classification of the amounts recognized in the Consolidated Balance Sheet at December 31, 2002 and 2001:

(Millions of dollars)	Retirement Plans 2002	Retirement Plans 2001	Postretirement Health and Life Plans 2002	Postretirement Health and Life Plans 2001
Prepaid benefits expense	**$240**	$191	**$ —**	$ —
Accrued benefit liability	**(62)**	(31)	**(228)**	(222)
Additional minimum liability – intangible asset	**1**	—	**—**	—
Accumulated other comprehensive income	**26**	3	**—**	—
Total	**$205**	$163	**$(228)**	$(222)

Total costs recognized for employee retirement and postretirement benefit plans for each of the years ended December 31, 2002, 2001 and 2000, were as follows:

(Millions of dollars)	Retirement Plans 2002	2001	2000	Postretirement Health and Life Plans 2002	2001	2000
Net periodic cost –						
Service cost	**$ 24**	$ 22	$ 17	**$ 3**	$ 2	$ 2
Interest cost	**76**	73	72	**19**	17	15
Expected return on plan assets	**(130)**	(124)	(111)	**—**	—	—
Net amortization –						
Transition asset	**—**	(1)	(5)	**—**	—	—
Prior service cost	**10**	9	8	**1**	1	1
Net actuarial gain	**(16)**	(23)	(17)	**1**	—	—
Total	**$ (36)**	$ (44)	$ (36)	**$24**	$20	$18

The following assumptions were used in estimating the actuarial present value of the plans' benefit obligations and net periodic expense:

	2002 United States	2002 International	2001 United States	2001 International	2000 United States	2000 International
Discount rate	**6.75%**	**5.5-5.75%**	7.25%	5.75%	7.75%	5.5-6.5%
Expected return on plan assets	**9.0**	**5.75-7.0**	9.0	7.0	9.0	7.0
Rate of compensation increases	**4.5**	**2.5-6.5**	5.0	2.5-7.5	5.0	3.0-5.0

The health care cost trend rates used to determine the year-end 2002 postretirement benefit obligation were 10% in 2003, gradually declining to 5% in the year 2009 and thereafter. A 1% increase in the assumed health care cost trend rate for each future year would increase the postretirement benefit obligation at December 31, 2002, by $29 million and increase the aggregate of the service and interest cost components of net periodic postretirement expense for 2002 by $2 million. A 1% decrease in the trend rate for each future year would reduce the benefit obligation at year-end 2002 by $25 million and decrease the aggregate of the service and interest cost components of the net periodic postretirement expense for 2002 by $2 million.

24. Employee Stock Ownership Plan

In 1989, the company's Board of Directors approved a leveraged Employee Stock Ownership Plan (ESOP) into which is paid the company's matching contribution for the employees' contributions to the Kerr-McGee Corporation Savings Investment Plan (SIP). The ESOP was amended in 2001 to provide matching contributions for the employees' contributions made to the Kerr-McGee Pigments (Savannah) Inc., Employees' Savings Plan, a savings plan for the bargaining-unit employees at the company's Savannah, Georgia, pigment plant (Savannah Plan). Most of the company's employees are eligible to participate in both the ESOP and the SIP or Savannah Plan. Although the ESOP, SIP and Savannah Plan are separate plans, matching contributions to the ESOP are contingent upon participants' contributions to the SIP or Savannah Plan. Additionally, HS Resources had a savings plan at the time of acquisition, which had only discretionary cash contributions by the employer. Kerr-McGee paid $1 million into this plan in December 2001. Beginning January 1, 2002, the remaining HS Resources employees became eligible to participate in the Kerr-McGee ESOP and SIP.

In 1989, the ESOP trust borrowed $125 million from a group of lending institutions and used the proceeds to purchase approximately three million shares of the company's treasury stock. The company used the $125 million in proceeds from the sale of the stock to acquire shares of its common stock in open-market and privately negotiated transactions. In 1996, a portion of the third-party borrowings was replaced with a note payable to the company (sponsor financing). The third-party borrowings are guaranteed by the company and are reflected in the Consolidated Balance Sheet as Long-Term Debt (see Note 11), while the sponsor financing does not appear in the company's balance sheet. The remaining balance of the sponsor financing is $3 million at year-end 2002.

The Oryx Capital Accumulation Plan (CAP) was a combined stock bonus and leveraged employee stock ownership plan available to substantially all U.S. employees of the former Oryx operations. In 1989, Oryx privately placed $110 million of notes pursuant to the provisions of the CAP. Oryx loaned the proceeds to the CAP, which used the funds to purchase Oryx common stock that was placed in a trust. This loan was sponsor financing and does not appear in the accompanying balance sheet. The remaining balance of the sponsor financing is $64 million at year-end 2002. During 1999, the company merged the Oryx CAP into the ESOP and SIP.

The company stock owned by the ESOP trust is held in a loan suspense account. Deferred compensation, representing the unallocated ESOP shares, is reflected as a reduction of stockholders' equity. The company's matching contribution and dividends on the shares held by the ESOP trust are used to repay the loan, and stock is released from the loan suspense account as the principal and interest are paid. The expense is recognized and stock is then allocated to participants' accounts at market value as the participants' contributions are made to the SIP. Long-term debt is reduced as payments are made on the third-party financing. Dividends paid on the common stock held in participants' accounts are also used to repay the loans, and stock with a market value equal to the amount of dividends is allocated to participants' accounts.

Shares of stock allocated to the ESOP participants' accounts and in the loan suspense account are as follows:

(Thousands of shares)	**2002**	2001
Participants' accounts	**1,448**	1,339
Loan suspense account	**630**	941

The shares in the loan suspense account included approximately 6,000 shares and 68,000 shares that were released but not allocated to participants accounts at December 31, 2002 and 2001, respectively.

All ESOP shares are considered outstanding for net income per-share calculations. Dividends on ESOP shares are charged to retained earnings.

Compensation expense related to the plan was $19 million, $12 million and $11 million in 2002, 2001, and 2000, respectively. These amounts include interest expense incurred on the third-party ESOP debt of $1 million in 2002, $2 million in 2001 and $3 million in 2000. The company contributed $27 million, $22 million and $21 million to the ESOP in 2002, 2001 and 2000, respectively. Included in the contributions were $19 million in 2002 and $12 million for both 2001 and 2000 for principal and interest payments on the sponsor financings. The cash contributions are net of $5 million for the dividends paid on the company stock held by the ESOP trust in 2002 and $4 million in each of 2001 and 2000.

25 Earnings Per Share

Basic earnings per share includes no dilution and is computed by dividing income or loss from continuing operations available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if security interests were exercised or converted into common stock.

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2002, 2001 and 2000.

	2002			2001			2000		
(Millions of dollars, except per-share amounts and thousands of shares)	Loss from Continuing Operations	Shares	Per-share Loss	Income from Continuing Operations	Shares	Per-share Income	Income from Continuing Operations	Shares	Per-share Income
Basic earnings per share	**$(611)**	**100,330**	**$(6.09)**	$476	97,106	$4.91	$817	93,406	$8.75
Effect of dilutive securities:									
5-1/4% convertible debentures	**—**	**—**		22	9,824		19	8,720	
7-1/2% convertible debentures	**—**	**—**		—	—		9	1,697	
Employee stock options	**—**	**—**		—	181		—	164	
Diluted earnings per share	**$(611)**	**100,330**	**$(6.09)**	$498	107,111	$4.65	$845	103,987	$8.13

Not included in the calculation of the denominator for diluted earnings per share were 4,688,853, 2,219,858 and 2,113,284 employee stock options outstanding at year-end 2002, 2001 and 2000, respectively. The inclusion of these options would have been antidilutive since they were not "in the money" at the end of the respective years. Since the company incurred a loss from continuing operations for 2002, no dilution of the loss per share would result from an additional 330,003 stock options that were "in the money" at year-end 2002 or the assumed conversion of the convertible debentures, discussed below.

The company has reserved 9,823,778 shares of common stock for issuance to the owners of its 5-1/4% Convertible Subordinated Debentures due 2010. These debentures are convertible into the company's common stock at any time prior to maturity at $61.08 per share of common stock. The company retired the 7-1/2% Convertible Subordinated Debentures in 2001.

23 Condensed Consolidating Financial Information

In connection with the acquisition of HS Resources in 2001, a holding company structure was implemented. The company formed a new holding company, Kerr-McGee Holdco, which then changed its name to Kerr-McGee Corporation. The former Kerr-McGee Corporation's name was changed to Kerr-McGee Operating Corporation. At the end of 2002, another reorganization took place whereby among other changes, Kerr-McGee Operating Corporation distributed its investment in certain subsidiaries (primarily the oil and gas operating subsidiaries) to a newly formed intermediate holding company, Kerr-McGee Worldwide Corporation. Kerr-McGee Operating Corporation formed a new subsidiary, Kerr-McGee Chemical Worldwide LLC, and merged into it.

On October 3, 2001, Kerr-McGee Corporation issued $1.5 billion of long-term notes in a public offering. The notes are general, unsecured obligations of the company and rank in parity with all of the company's other unsecured and unsubordinated indebtedness. Kerr-McGee Chemical Worldwide LLC (formerly Kerr-McGee Operating Corporation, which was previously the original Kerr-McGee Corporation) and Kerr-McGee Rocky Mountain Corporation have guaranteed the notes. Additionally Kerr-McGee Corporation has guaranteed all indebtedness of its subsidiaries, including the indebtedness assumed in the purchase of HS Resources. As a result of these guarantee arrangements, the company is required to present condensed consolidating financial information. The top holding company, Kerr-McGee Corporation, is shown as the parent in 2002 and 2001, but since it did not exist in 2000, no parent amounts are presented. The guarantor subsidiaries include Kerr-McGee Chemical Worldwide LLC in 2002, its predecessors, Kerr-McGee Operating Corporation in 2001 and the original Kerr-McGee Corporation in 2000, along with Kerr-McGee Rocky Mountain Corporation in 2002 and 2001.

The following tables present condensed consolidating financial information for (a) Kerr-McGee Corporation, the current parent company, (b) the guarantor subsidiaries, and (c) the non-guarantor subsidiaries on a consolidated basis.

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2002

(Millions of dollars)	Kerr-McGee Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Sales	$ —	$351	$3,608	$(259)	$3,700
Costs and Expenses					
Costs and operating expenses	—	105	1,705	(260)	1,550
Selling, general and administrative expenses	—	4	309	—	313
Shipping and handling expenses	—	9	116	—	125
Depreciation and depletion	—	121	653	—	774
Asset impairment	—	3	825	—	828
Exploration, including dry holes and amortization of undeveloped leases	—	12	261	—	273
Taxes, other than income taxes	—	16	88	—	104
Provision for environmental remediation and restoration, net of reimbursements	—	—	80	—	80
Interest and debt expense	115	36	323	(199)	275
Total Costs and Expenses	115	306	4,360	(459)	4,322
	(115)	45	(752)	200	(622)
Other Income (Loss)	(438)	484	(127)	46	(35)
Income (Loss) from Continuing Operations before Income Taxes	(553)	529	(879)	246	(657)
Taxes on Income	68	(26)	44	(40)	46
Income (Loss) from Continuing Operations	(485)	503	(835)	206	(611)
Discontinued Operations, net of income taxes	—	—	126	—	126
Net Income (Loss)	$(485)	$503	$ (709)	$ 206	$ (485)

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2001

(Millions of dollars)	Kerr-McGee Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Sales	$ —	$ 122	$3,801	$ (357)	$3,566
Costs and Expenses					
Costs and operating expenses	—	47	1,619	(357)	1,309
Selling, general and administrative expenses	—	69	159	—	228
Shipping and handling expenses	—	2	109	—	111
Depreciation and depletion	—	57	656	—	713
Asset impairment	—	—	76	—	76
Exploration, including dry holes and amortization of undeveloped leases	—	15	195	—	210
Taxes, other than income taxes	—	13	101	—	114
Provision for environmental remediation and restoration, net of reimbursements	—	82	—	—	82
Interest and debt expense	36	202	121	(164)	195
Total Costs and Expenses	36	487	3,036	(521)	3,038
	(36)	(365)	765	164	528
Other Income	809	1,205	150	(1,940)	224
Income from Continuing Operations before Income Taxes	773	840	915	(1,776)	752
Taxes on Income	(287)	(209)	(362)	582	(276)
Income from Continuing Operations	486	631	553	(1,194)	476
Discontinued Operations, net of income taxes	—	—	30	—	30
Cumulative Effect of Change in Accounting Principle, net of income taxes	—	(21)	1	—	(20)
Net Income	$ 486	$ 610	$ 584	$(1,194)	$ 486

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2000

(Millions of dollars)	Kerr-McGee Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Sales	$ —	$ (9)	$4,085	$ (13)	$4,063
Costs and Expenses					
Costs and operating expenses	—	4	1,274	(13)	1,265
Selling, general and administrative expenses	—	47	150	—	197
Shipping and handling expenses	—	—	98	—	98
Depreciation and depletion	—	8	670	—	678
Exploration, including dry holes and amortization of undeveloped leases	—	—	169	—	169
Taxes, other than income taxes	—	4	118	—	122
Provision for environmental remediation and restoration, net of reimbursements	—	90	—	—	90
Purchased in-process research and development	—	—	32	—	32
Interest and debt expense	—	256	203	(251)	208
Total Costs and Expenses	—	409	2,714	(264)	2,859
	—	(418)	1,371	251	1,204
Other Income	—	1,717	291	(1,958)	50
Income from Continuing Operations before Income Taxes	—	1,299	1,662	(1,707)	1,254
Taxes on Income	—	(457)	(553)	573	(437)
Income from Continuing Operations	—	842	1,109	(1,134)	817
Discontinued Operations, net of income taxes	—	—	25	—	25
Net Income	$ —	$842	$1,134	$(1,134)	$ 842

Condensed Consolidating Balance Sheet as of December 31, 2002

(Millions of dollars)	Kerr-McGee Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current Assets					
Cash	$ 3	$ —	$ 87	$ —	$ 90
Intercompany receivables	956	46	1,641	(2,643)	—
Accounts receivable	—	73	535	—	608
Inventories	—	6	396	—	402
Deposits, prepaid expenses and other assets	—	60	75	(2)	133
Current assets associated with properties held for disposal	—	—	57	—	57
Total Current Assets	959	185	2,791	(2,645)	1,290
Property, Plant and Equipment – Net	—	1,956	5,080	—	7,036
Investments and Other Assets	12	118	986	(81)	1,035
Long-Term Assets Associated with Properties Held for Disposal	—	—	187	5	192
Investments in and Advances to Subsidiaries	3,673	695	80	(4,448)	—
Goodwill	—	347	9	—	356
Total Assets	$4,644	$3,301	$9,133	$(7,169)	$9,909
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current Liabilities					
Accounts payable	$ 45	$ 78	$ 649	$ —	$ 772
Intercompany borrowings	68	842	1,732	(2,642)	—
Long-term debt due within one year	—	—	106	—	106
Other current liabilities	18	195	491	26	730
Current liabilities associated with properties held for disposal	—	—	2	—	2
Total Current Liabilities	131	1,115	2,980	(2,616)	1,610
Long-Term Debt	1,847	—	1,951	—	3,798
Deferred Credits and Reserves	—	675	1,298	(24)	1,949
Long-Term Liabilities Associated with Properties Held for Disposal	—	—	16	—	16
Investments by and Advances from Parent	—	—	729	(729)	—
Stockholders' Equity	2,666	1,511	2,159	(3,800)	2,536
Total Liabilities and Stockholders' Equity	$4,644	$3,301	$9,133	$(7,169)	$9,909

Condensed Consolidating Balance Sheet as of December 31, 2001

(Millions of dollars)	Kerr-McGee Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current Assets					
Cash	$ —	$ 4	$ 87	$ —	$ 91
Intercompany receivables	1	(524)	1,866	(1,343)	—
Accounts receivable	—	41	380	—	421
Inventories	—	4	425	—	429
Deposits, prepaid expenses and other assets	—	49	79	223	351
Current assets associated with properties held for disposal	—	—	75	—	75
Total Current Assets	1	(426)	2,912	(1,120)	1,367
Property, Plant and Equipment – Net	—	2,067	5,311	—	7,378
Investments and Other Assets	12	641	191	(60)	784
Long-Term Assets Associated with Properties Held for Disposal	—	6	1,185	—	1,191
Investments in and Advances to Subsidiaries	4,992	5,007	1,709	(11,708)	—
Goodwill	—	347	9	—	356
Total Assets	$5,005	$7,642	$11,317	$(12,888)	$11,076
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current Liabilities					
Accounts payable	$ 45	$ 95	$ 480	$ —	$ 620
Short-term borrowings	—	—	8	—	8
Intercompany borrowings	—	1,316	1,027	(2,343)	—
Long-term debt due within one year	—	23	3	—	26
Other current liabilities	34	(334)	392	383	475
Current liabilities associated with properties held for disposal	—	—	45	—	45
Total Current Liabilities	79	1,100	1,955	(1,960)	1,174
Long-Term Debt	1,497	2,016	1,027	—	4,540
Deferred Credits and Reserves	—	1,013	1,045	(50)	2,008
Long-Term Liabilities Associated with Properties Held for Disposal	—	—	180	—	180
Investments by and Advances from Parent	—	—	955	(955)	—
Stockholders' Equity	3,429	3,513	6,155	(9,923)	3,174
Total Liabilities and Stockholders' Equity	$5,005	$7,642	$11,317	$(12,888)	$11,076

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2002

(Millions of dollars)	Kerr-McGee Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flow from Operating Activities					
Net income (loss)	$ (485)	$ 503	$ (709)	$ 206	$ (485)
Adjustments to reconcile to net cash provided by (used in) operating activities –					
Depreciation, depletion and amortization	—	124	720	—	844
Deferred income taxes	—	9	(121)	—	(112)
Dry hole costs	—	—	113	—	113
Asset impairment	—	3	859	—	862
Equity in loss (earnings) of subsidiaries	465	(25)	—	(440)	—
Provision for environmental remediation and restoration, net of reimbursements	—	—	89	—	89
Gain on asset retirements and sales	—	—	(110)	—	(110)
Noncash items affecting net income	—	(13)	139	—	126
Changes in current assets and liabilities and other	(16)	328	(191)	—	121
Net cash provided by (used in) operating activities	(36)	929	789	(234)	1,448
Cash Flow from Investing Activities					
Capital expenditures	—	(179)	(980)	—	(1,159)
Dry hole costs	—	—	(113)	—	(113)
Acquisitions	—	—	(24)	—	(24)
Other investing activities	—	(639)	1,342	—	703
Net cash provided by (used in) investing activities	—	(818)	225	—	(593)
Cash Flow from Financing Activities					
Issuance of long-term debt	350	—	68	—	418
Repayment of long-term debt	—	—	(1,093)	—	(1,093)
Decrease in short-term borrowings	—	—	(8)	—	(8)
Increase (decrease) in intercompany notes payable	(135)	(112)	248	(1)	—
Issuance of common stock	5	—	—	—	5
Dividends paid	(181)	—	(235)	235	(181)
Net cash provided by (used in) financing activities	39	(112)	(1,020)	234	(859)
Effects of Exchange Rate Changes on Cash and Cash Equivalents	—	—	3	—	3
Net Increase (Decrease) in Cash and Cash Equivalents	3	(1)	(3)	—	(1)
Cash and Cash Equivalents at Beginning of Year	—	1	90	—	91
Cash and Cash Equivalents at End of Year	$ 3	$ —	$ 87	$ —	$ 90

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2001

(Millions of dollars)	Kerr-McGee Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flow from Operating Activities					
Net income	$ 486	$ 610	$ 584	$(1,194)	$ 486
Adjustments to reconcile to net cash provided by (used in) operating activities –					
Depreciation, depletion and amortization	—	60	719	—	779
Deferred income taxes	—	166	39	—	205
Dry hole costs	—	—	72	—	72
Asset impairment	—	—	76	—	76
Equity in loss (earnings) of subsidiaries	(520)	(586)	—	1,106	—
Provision for environmental remediation and restoration, net of reimbursements	—	82	—	—	82
Gain on asset retirements and sales	—	(3)	(9)	—	(12)
Noncash items affecting net income	—	(201)	54	—	(147)
Changes in current assets and liabilities and other, net of effects of operations acquired	(463)	656	(688)	97	(398)
Net cash provided by (used in) operating activities	(497)	784	847	9	1,143
Cash Flow from Investing Activities					
Capital expenditures	—	(95)	(1,697)	—	(1,792)
Dry hole costs	—	—	(72)	—	(72)
Acquisitions	(955)	—	(23)	—	(978)
Other investing activities	—	6	(61)	—	(55)
Net cash used in investing activities	(955)	(89)	(1,853)	—	(2,897)
Cash Flow from Financing Activities					
Issuance of long-term debt	1,497	(10)	1,026	—	2,513
Repayment of long-term debt	—	(586)	(75)	—	(661)
Increase (decrease) in short-term borrowings	—	(11)	2	—	(9)
Increase (decrease) in intercompany notes payable	—	1,009	—	(1,009)	—
Issuance of common stock	—	32	—	—	32
Dividends paid	(45)	(1,128)	—	1,000	(173)
Net cash provided by (used in) financing activities	1,452	(694)	953	(9)	1,702
Effects of Exchange Rate Changes on Cash and Cash Equivalents	—	—	(1)	—	(1)
Net Increase (Decrease) in Cash and Cash Equivalents	—	1	(54)	—	(53)
Cash and Cash Equivalents at Beginning of Year	—	3	141	—	144
Cash and Cash Equivalents at End of Year	$ —	$ 4	$ 87	$ —	$ 91

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2000

(Millions of dollars)	Kerr-McGee Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flow from Operating Activities					
Net income	$—	$ 842	$ 1,134	$(1,134)	$ 842
Adjustments to reconcile to net cash provided by operating activities –					
Depreciation, depletion and amortization	—	8	724	—	732
Deferred income taxes	—	59	(41)	—	18
Dry hole costs	—	—	54	—	54
Equity in loss (earnings) of subsidiaries	—	(1,134)	—	1,134	—
Provision for environmental remediation and restoration, net of reimbursements	—	90	—	—	90
Gain on asset retirements and sales	—	—	(6)	—	(6)
Purchased in-process research and development	—	—	32	—	32
Noncash items affecting net income	—	(8)	53	—	45
Changes in current assets and liabilities and other, net of effects of operations acquired	—	168	(135)	—	33
Net cash provided by operating activities	—	25	1,815	—	1,840
Cash Flow from Investing Activities					
Capital expenditures	—	(6)	(836)	—	(842)
Dry hole costs	—	—	(54)	—	(54)
Acquisitions	—	—	(1,018)	—	(1,018)
Other investing activities	—	1	20	—	21
Net cash used in investing activities	—	(5)	(1,888)	—	(1,893)
Cash Flow from Financing Activities					
Issuance of long-term debt	—	600	77	—	677
Repayment of long-term debt	—	(198)	(768)	—	(966)
Decrease in short-term borrowings	—	—	(3)	—	(3)
Increase (decrease) in intercompany notes payable	—	(639)	639	—	—
Issuance of common stock	—	383	—	—	383
Dividends paid	—	(166)	—	—	(166)
Net cash used in financing activities	—	(20)	(55)	—	(75)
Effects of Exchange Rate Changes on Cash and Cash Equivalents	—	—	5	—	5
Net Decrease in Cash and Cash Equivalents	—	—	(123)	—	(123)
Cash and Cash Equivalents at Beginning of Year	—	3	264	—	267
Cash and Cash Equivalents at End of Year	$—	$ 3	$ 141	$ —	$ 144

27 Reporting by Business Segments and Geographic Locations

The company has three reportable segments: oil and gas exploration and production, production and marketing of titanium dioxide pigment, and production and marketing of other chemicals. The exploration and production unit explores for and produces oil and gas in the United States, the United Kingdom sector of the North Sea and China. Exploration efforts also extend to Australia, Benin, Brazil, Gabon, Morocco, Canada, Yemen and the Danish sector of the North Sea. The chemical unit primarily produces and markets titanium dioxide pigment and has production facilities in the United States, Australia, Germany and the Netherlands. Other chemicals include the company's electrolytic manufacturing and marketing operations and forest products treatment business. All of these operations are in the United States.

Crude oil sales to individually significant customers totaled $408 million to Texon L.P. and $450 million to BP Oil International in 2002; $408 million to Texon L.P. and $401 million to BP Oil International in 2001; and $548 million to Texon L.P. and $859 million to BP Oil International in 2000. In addition, natural gas sales to Cinergy Marketing & Trading LP totaled $496 million, $682 million and $522 million in 2002, 2001 and 2000, respectively. Sales to subsidiary companies are eliminated as described in Note 1.

(Millions of dollars)	**2002**	2001	2000
Sales –			
Exploration and production	**$2,504**	$2,439	$2,802
Chemicals –			
Pigment	**995**	931	1,034
Other	**201**	196	227
Total Chemicals	**1,196**	1,127	1,261
Total	**$3,700**	$3,566	$4,063
Operating profit (loss) –			
Exploration and production	**$ (140)**	$ 922	$1,431
Chemicals –			
Pigment	**24**	(22)	130
Other	**(23)**	(17)	17
Total Chemicals	**1**	(39)	147
Total	**(139)**	883	1,578
Net interest expense	**(270)**	(185)	(187)
Net nonoperating income (expense)	**(248)**	54	(137)
Taxes on income	**46**	(276)	(437)
Discontinued operations, net of taxes	**126**	30	25
Cumulative effect of change in accounting principle, net of taxes	**—**	(20)	—
Net income (loss)	**$ (485)**	$ 486	$ 842
Depreciation, depletion and amortization –			
Exploration and production	**$ 718**	$ 641	$ 626
Chemicals –			
Pigment	**97**	103	71
Other	**20**	17	21
Total Chemicals	**117**	120	92
Other	**6**	8	8
Discontinued operations	**3**	10	6
Total	**$ 844**	$ 779	$ 732

(Millions of dollars)	2002	2001	2000
Capital expenditures –			
Exploration and production	$ 988	$ 1,557	$ 682
Chemicals –			
Pigment	78	139	101
Other	8	14	17
Total Chemicals	86	153	118
Other	58	15	6
Discontinued operations	27	67	36
Total	1,159	1,792	842
Exploration expenses –			
Exploration and production –			
Dry hole costs	113	72	54
Amortization of undeveloped leases	67	56	48
Other	93	82	67
Total	273	210	169
Total capital expenditures and exploration expenses	$ 1,432	$ 2,002	$1,011
Identifiable assets –			
Exploration and production	$ 7,030	$ 8,076	$4,849
Chemicals –			
Pigment	1,413	1,391	1,415
Other	247	245	228
Total Chemicals	1,660	1,636	1,643
Total	8,690	9,712	6,492
Corporate and other assets	1,038	1,010	915
Discontinued operations	181	354	259
Total	$ 9,909	$11,076	$7,666
Sales –			
U.S. operations	$ 2,190	$ 2,125	$2,197
International operations –			
North Sea – exploration and production	990	946	1,277
Other – exploration and production	58	70	86
Europe – pigment	294	258	300
Australia – pigment	168	167	203
	1,510	1,441	1,866
Total	$ 3,700	$ 3,566	$4,063
Operating profit (loss) –			
U.S. operations	$ 322	$ 647	$ 863
International operations –			
North Sea – exploration and production	(412)	318	651
Other – exploration and production	(52)	(60)	(7)
Europe – pigment	(21)	(53)	33
Australia – pigment	24	31	38
	(461)	236	715
Total	$ (139)	$ 883	$1,578

(Millions of dollars)	2002	2001	2000
Net property, plant and equipment –			
U.S. operations	**$4,631**	$4,483	$2,368
International operations –			
North Sea – exploration and production	**1,912**	2,427	2,350
Other – exploration and production	**128**	120	157
Europe – pigment	**255**	226	238
Australia – pigment	**110**	122	127
	2,405	2,895	2,872
Total	**$7,036**	$7,378	$5,240

28 Costs Incurred in Crude Oil and Natural Gas Activities

Total expenditures, both capitalized and expensed, for crude oil and natural gas property acquisition, exploration and development activities for the three years ended December 31, 2002, are reflected in the following table:

(Millions of dollars)	Property Acquisition Costs(1)	Exploration Costs(2)	Development Costs(3)
2002 –			
United States	$ 89	$206	$ 426
North Sea	55	14	296
Other international	2	58	16
Total continuing operations	146	278	738
Discontinued operations	2	1	5
Total	$ 148	$279	$ 743
2001 –			
United States	$1,420	$225	$ 457
North Sea	—	71	695
Other international	3	99	21
Total continuing operations	1,423	395	1,173
Discontinued operations	—	4	64
Total	$1,423	$399	$1,237
2000 –			
United States	$ 41	$112	$ 230
North Sea	566	53	290
Other international	39	55	13
Total continuing operations	646	220	533
Discontinued operations	—	2	35
Total	$ 646	$222	$ 568

(1) Includes $69 million, $1.128 billion and $561 million applicable to purchases of reserves in place in 2002, 2001 and 2000, respectively.
(2) Exploration costs include delay rentals, exploratory dry holes, dry hole and bottom hole contributions, geological and geophysical costs, costs of carrying and retaining properties, and capital expenditures, such as costs of drilling and equipping successful exploratory wells.
(3) Development costs include costs incurred to obtain access to proved reserves (surveying, clearing ground, building roads), to drill and equip development wells, and to acquire, construct and install production facilities and improved recovery systems. Development costs also include costs of developmental dry holes.

Results of Operations from Crude Oil and Natural Gas Activities

The results of operations from crude oil and natural gas activities for the three years ended December 31, 2002, consist of the following:

(Millions of dollars)	Gross Revenues	Production (Lifting) Costs	Other Related Costs	Exploration Expenses	Depreciation and Depletion Expenses	Asset Impairment	Income Tax Expenses (Benefits)	Results of Operations, Producing Activities
2002 –								
United States	$1,367	$268	$106	$159	$374	$111	$116	$ 233
North Sea	920	273	60	48	264	706	33	(464)
Other international	59	17	19	66	3	5	(15)	(36)
Total crude oil and natural gas activities	2,346	558	185	273	641	822	134	(267)
Other (1)	158	143	12	—	10	—	(4)	(3)
Total from continuing operations	2,504	701	197	273	651	822	130	(270)
Discontinued operations	36	5	13	1	3	35	—	(21)
Total	$2,540	$706	$210	$274	$654	$857	$130	$(291)
2001 –								
United States	$1,402	$231	$ 69	$100	$317	$ —	$248	$ 437
North Sea	922	227	61	29	253	47	120	185
Other international	69	18	19	80	11	—	(19)	(40)
Total crude oil and natural gas activities	2,393	476	149	209	581	47	349	582
Other (1)	46	45	5	1	4	—	(7)	(2)
Total from continuing operations	2,439	521	154	210	585	47	342	580
Discontinued operations	72	7	17	1	10	—	17	20
Total	$2,511	$528	$171	$211	$595	$ 47	$359	$ 600
2000 –								
United States	$1,436	$198	$ 67	$ 95	$286	$ —	$277	$ 513
North Sea	1,264	262	55	26	283	—	219	419
Other international	85	19	17	48	8	—	5	(12)
Total crude oil and natural gas activities	2,785	479	139	169	577	—	501	920
Other (1)	17	6	—	—	1	—	4	6
Total from continuing operations	2,802	485	139	169	578	—	505	926
Discontinued operations	58	5	10	1	6	—	16	20
Total	$2,860	$490	$149	$170	$584	$ —	$521	$ 946

(1) Includes gas marketing, gas processing plants, pipelines and other items that do not fit the definition of crude oil and natural-gas activities but have been included above to reconcile to the segment presentations.

The table below presents the company's average per-unit sales price of crude oil and natural gas and production costs per barrel of oil equivalent from continuing operations for each of the past three years. Natural gas production has been converted to a barrel of oil equivalent based on approximate relative heating value (6 Mcf equals 1 barrel).

	2002	2001	2000
Average price of crude oil sold (per barrel) –			
United States	**$21.56**	$22.05	$27.50
North Sea	**22.41**	23.23	27.92
Other international	**22.36**	20.28	26.05
Average[(1)]	**22.04**	22.60	27.69
Average price of natural gas sold (per Mcf) –			
United States	**3.04**	3.99	4.11
North Sea	**2.35**	2.46	2.32
Average[(1)]	**2.95**	3.83	3.87
Production costs – (per barrel of oil equivalent)			
United States	**3.84**	3.79	3.59
North Sea	**6.28**	5.53	5.55
Other international	**6.42**	5.60	5.89
Average	**4.81**	4.53	4.54

(1) Includes the results of the company's 2002 hedging program that reduced the average price of crude oil and natural gas sold by $1.13 per barrel and $.01 per Mcf, respectively.

30 Capitalized Costs of Crude Oil and Natural Gas Activities

Capitalized costs of crude oil and natural gas activities and the related reserves for depreciation, depletion and amortization at the end of 2002 and 2001 are set forth in the table below.

(Millions of dollars)	2002	2001
Capitalized costs –		
Proved properties	**$10,442**	$10,288
Unproved properties	**782**	753
Other	**361**	351
Total	**11,585**	11,392
Assets held for disposal	**782**	2,761
Discontinued operations	**63**	230
Total	**12,430**	14,383
Reserves for depreciation, depletion and amortization –		
Proved properties	**5,384**	4,887
Unproved properties	**155**	131
Other	**93**	62
Total	**5,632**	5,080
Assets held for disposal	**746**	2,015
Discontinued operations	**17**	32
Total	**6,395**	7,127
Net capitalized costs	**$ 6,035**	$ 7,256

31 Crude Oil, Condensate, Natural Gas Liquids and Natural Gas Net Reserves (Unaudited)

The estimates of proved reserves have been prepared by the company's geologists and engineers in accordance with the Securities and Exchange Commission definitions. Such estimates include reserves on certain properties that are partially undeveloped and reserves that may be obtained in the future by improved recovery operations now in operation or for which successful testing has been demonstrated. The company has no proved reserves attributable to long-term supply agreements with governments or consolidated subsidiaries in which there are significant minority interests. Natural gas liquids and natural gas volumes are determined using a gas pressure base of 14.73 psia.

The following table summarizes the changes in the estimated quantities of the company's crude oil, condensate, natural gas liquids and natural gas proved reserves for the three years ended December 31, 2002.

	Continuing Operations					
Crude Oil, Condensate and Natural Gas Liquids (Millions of barrels)	United States	North Sea	Other International	Total Continuing Operations	Discontinued Operations	Total
Proved developed and undeveloped reserves –						
Balance December 31, 1999	234	232	47	513	65	578
Revisions of previous estimates	(9)	7	—	(2)	—	(2)
Purchases of reserves in place	1	68	—	69	—	69
Sales of reserves in place	(1)	—	—	(1)	—	(1)
Extensions, discoveries and other additions	30	91	9	130	2	132
Production	(27)	(43)	(4)	(74)	(2)	(76)
Balance December 31, 2000	228	355	52	635	65	700
Revisions of previous estimates	27	(4)	1	24	—	24
Purchases of reserves in place	45	—	—	45	—	45
Sales of reserves in place	(4)	—	—	(4)	—	(4)
Extensions, discoveries and other additions	49	74	25	148	—	148
Production	(28)	(37)	(4)	(69)	(3)	(72)
Balance December 31, 2001	317	388	74	779	62	841
Revisions of previous estimates	8	(101)	1	(92)	—	(92)
Purchases of reserves in place	1	13	—	14	—	14
Sales of reserves in place	(62)	(61)	(37)	(160)	(51)	(211)
Extensions, discoveries and other additions	6	1	—	7	—	7
Production	(29)	(38)	(3)	(70)	(2)	(72)
Balance December 31, 2002	241	202	35	478	9	487

Natural Gas (Billions of cubic feet)	United States	North Sea	Other International	Total Continuing Operations	Discontinued Operations	Total
Proved developed and undeveloped reserves –						
Balance December 31, 1999	1,274	266	—	1,540	515	2,055
Revisions of previous estimates	11	40	—	51	—	51
Purchases of reserves in place	19	173	—	192	—	192
Sales of reserves in place	(37)	—	—	(37)	—	(37)
Extensions, discoveries and other additions	227	13	—	240	20	260
Production	(169)	(25)	—	(194)	—	(194)
Balance December 31, 2000	1,325	467	—	1,792	535	2,327
Revisions of previous estimates	35	2	—	37	—	37
Purchases of reserves in place	1,050	5	—	1,055	—	1,055
Sales of reserves in place	(7)	—	—	(7)	—	(7)
Extensions, discoveries and other additions	737	76	—	813	—	813
Production	(195)	(23)	—	(218)	—	(218)
Balance December 31, 2001	2,945	527	—	3,472	535	4,007
Revisions of previous estimates	(70)	(7)	—	(77)	—	(77)
Purchases of reserves in place	17	16	—	33	—	33
Sales of reserves in place	(76)	(9)	—	(85)	(535)	(620)
Extensions, discoveries and other additions	204	6	—	210	—	210
Production	(241)	(37)	—	(278)	—	(278)
Balance December 31, 2002	2,779	496	—	3,275	—	3,275

Crude Oil, Condensate and Natural Gas Liquids (Millions of barrels)	Continuing Operations United States	North Sea	Other International	Total Continuing Operations	Discontinued Operations	Total
Proved developed reserves –						
December 31, 2000	153	185	15	353	12	365
December 31, 2001	206	248	13	467	11	478
December 31, 2002	147	130	2	279	5	284
Natural Gas (Billions of cubic feet)						
Proved developed reserves –						
December 31, 2000	848	150	—	998	—	998
December 31, 2001	1,741	208	—	1,949	13	1,962
December 31, 2002	1,658	168	—	1,826	—	1,826

The following presents the company's barrel of oil equivalent proved developed and undeveloped reserves based on approximate heating value (6 Mcf equals 1 barrel).

Barrels of Oil Equivalent (Millions of barrels)	Continuing Operations United States	North Sea	Other International	Total Continuing Operations	Discontinued Operations	Total
Proved developed and undeveloped reserves –						
Balance December 31, 1999	447	276	47	770	151	921
Revisions of previous estimates	(7)	14	—	7	—	7
Purchases of reserves in place	4	97	—	101	—	101
Sales of reserves in place	(8)	—	—	(8)	—	(8)
Extensions, discoveries and other additions	68	93	9	170	5	175
Production	(55)	(47)	(4)	(106)	(2)	(108)
Balance December 31, 2000	449	433	52	934	154	1,088
Revisions of previous estimates	33	(4)	1	30	—	30
Purchases of reserves in place	219	1	—	220	—	220
Sales of reserves in place	(5)	—	—	(5)	—	(5)
Extensions, discoveries and other additions	172	87	25	284	—	284
Production	(60)	(41)	(4)	(105)	(3)	(108)
Balance December 31, 2001	808	476	74	1,358	151	1,509
Revisions of previous estimates	(4)	(102)	1	(105)	—	(105)
Purchases of reserves in place	3	16	—	19	—	19
Sales of reserves in place	(74)	(63)	(37)	(174)	(140)	(314)
Extensions, discoveries and other additions	40	2	—	42	—	42
Production	(69)	(44)	(3)	(116)	(2)	(118)
Balance December 31, 2002	704	285	35	1,024	9	1,033

(Millions of equivalent barrels)	Continuing Operations United States	North Sea	Other International	Total Continuing Operations	Discontinued Operations	Total
Proved developed reserves –						
December 31, 2000	294	210	15	519	12	531
December 31, 2001	496	283	13	792	13	805
December 31, 2002	423	158	2	583	5	588
Proved undeveloped reserves –						
December 31, 2000	155	223	37	415	142	557
December 31, 2001	312	193	61	566	138	704
December 31, 2002	281	127	33	441	4	445

Standardized Measure of and Reconciliation of Changes in Discounted Future Net Cash Flows (Unaudited)

The standardized measure of future net cash flows presented in the following table was computed using year-end prices and costs and a 10% discount factor. The future income tax expense was computed by applying the appropriate year-end statutory rates, with consideration of future tax rates already legislated, to the future pretax net cash flows less the tax basis of the properties involved. However, the company cautions that actual future net cash flows may vary considerably from these estimates. Although the company's estimates of total reserves, development costs and production rates were based on the best information available, the development and production of the oil and gas reserves may not occur in the periods assumed. Actual prices realized, costs incurred and production quantities may vary significantly from those used. Therefore, such estimated future net cash flow computations should not be considered to represent the company's estimate of the expected revenues or the current value of existing proved reserves.

(Millions of dollars)	Future Cash Inflows	Future Production Costs	Future Development Costs	Future Income Taxes	Future Net Cash Flows	10% Annual Discount	Standardized Measure of Discounted Future Net Cash Flows
2002							
United States	$17,195	$4,909	$1,642	$3,372	$ 7,272	$2,951	$4,321
North Sea	7,332	1,484	602	1,887	3,359	923	2,436
Other international	1,052	280	154	162	456	214	242
Total continuing operations	25,579	6,673	2,398	5,421	11,087	4,088	6,999
Discontinued operations	224	84	11	34	95	32	63
Total	$25,803	$6,757	$2,409	$5,455	$11,182	$4,120	$7,062
2001							
United States	$12,126	$3,952	$1,851	$2,007	$ 4,316	$1,937	$2,379
North Sea	8,348	2,950	855	1,155	3,388	1,216	2,172
Other international	1,076	491	247	98	240	129	111
Total continuing operations	21,550	7,393	2,953	3,260	7,944	3,282	4,662
Discontinued operations	2,440	748	326	497	869	543	326
Total	$23,990	$8,141	$3,279	$3,757	$ 8,813	$3,825	$4,988
2000							
United States	$14,825	$2,937	$1,008	$3,698	$ 7,182	$2,940	$4,242
North Sea	9,051	2,670	955	1,807	3,619	1,312	2,307
Other international	1,125	341	167	155	462	206	256
Total continuing operations	25,001	5,948	2,130	5,660	11,263	4,458	6,805
Discontinued operations	3,159	983	322	789	1,065	644	421
Total	$28,160	$6,931	$2,452	$6,449	$12,328	$5,102	$7,226

The changes in the standardized measure of future net cash flows are presented below for each of the past three years:

(Millions of dollars)	**2002**	2001	2000
Net change in sales, transfer prices and production costs	**$ 6,870**	$(5,879)	$ 3,849
Changes in estimated future development costs	**(209)**	(639)	(33)
Sales and transfers less production costs	**(1,795)**	(1,904)	(2,358)
Purchases of reserves in place	**243**	1,117	1,065
Changes due to extensions, discoveries, etc.	**347**	1,232	1,477
Changes due to revisions in quantity estimates	**(1,433)**	168	56
Changes due to sales of reserves in place	**(1,920)**	(87)	(166)
Current-period development costs	**743**	1,237	568
Accretion of discount	**701**	1,093	601
Changes in income taxes	**(1,336)**	1,689	(1,706)
Timing and other	**(137)**	(265)	(138)
Net change	**2,074**	(2,238)	3,215
Total at beginning of year	**4,988**	7,226	4,011
Total at end of year	**$ 7,062**	$ 4,988	$ 7,226

33 Quarterly Financial Information (Unaudited)

A summary of quarterly consolidated results for 2002 and 2001 is presented below. The quarterly per-share amounts do not add to the annual amounts due to the effects of the weighted average of stock issued, convertible debt repaid, and net loss sustained in a quarter.

(Millions of dollars, except per-share amounts)	Sales	Operating Profit (Loss)	Income (Loss) from Continuing Operations	Net Income (Loss)	Diluted Income (Loss) per Common Share: Income (Loss) from Continuing Operations	Diluted Income (Loss) per Common Share: Net Income (Loss)
2002 Quarter Ended –						
March 31	$ 799	$ 111	$ (2)	$ 6	$ (.02)	$ .05
June 30	932	56	(178)	(58)	(1.77)	(.58)
September 30	984	182	(87)	(87)	(.86)	(.86)
December 31	985	(488)	(344)	(346)	(3.43)	(3.45)
Total	$3,700	$(139)	$(611)	$(485)	$(6.09)	$(4.84)
2001 Quarter Ended –						
March 31	$1,042	$ 417	$ 349	$ 335[1]	$ 3.34	$ 3.21[1]
June 30	919	329	166	175	1.63	1.71
September 30	864	165	17	26	.18	.27
December 31	741	(28)	(56)	(50)	(.57)	(.50)
Total	$3,566	$ 883	$ 476	$ 486	$ 4.65	$ 4.74

(1) Net income includes a provision of $20 million, net of taxes, for the cumulative effect of change in accounting principle resulting from the adoption of FAS 133, which equates to $0.19 per diluted common share. Diluted income per common share before the accounting change was $3.40.

The company's common stock is listed for trading on the New York Stock Exchange and at year-end 2002 was held by approximately 26,500 Kerr-McGee stockholders of record and Oryx and HS Resources owners who have not yet exchanged their stock. The ranges of market prices and dividends declared during the last two years for Kerr-McGee Corporation are as follows:

	Market Prices 2002 High	Market Prices 2002 Low	Market Prices 2001 High	Market Prices 2001 Low	Dividends per Share 2002	Dividends per Share 2001
Quarter Ended –						
March 31	**$63.29**	**$50.72**	$70.70	$62.80	**$.45**	$.45
June 30	**63.58**	**52.80**	74.10	62.52	**.45**	.45
September 30	**53.90**	**39.10**	66.96	46.94	**.45**	.45
December 31	**47.51**	**38.02**	59.60	49.00	**.45**	.45

Nine-Year Financial Summary

(Millions of dollars, except per-share amounts)	**2002**	2001	2000	1999	1998	1997	1996	1995	1994
Summary of Net Income (Loss)									
Sales	**$3,700**	$ 3,566	$4,063	$2,712	$2,233	$2,651	$2,779	$2,462	$ 2,389
Costs and operating expenses	**4,047**	2,843	2,651	2,314	2,626	2,059	2,162	2,343	2,203
Interest and debt expense	**275**	195	208	191	159	141	145	194	210
Total costs and expenses	**4,322**	3,038	2,859	2,505	2,785	2,200	2,307	2,537	2,413
	(622)	528	1,204	207	(552)	451	472	(75)	(24)
Other income (loss)	**(35)**	224	50	36	40	81	109	146	15
Taxes on income	**46**	(276)	(437)	(105)	173	(183)	(224)	41	(14)
Income (loss) from continuing operations	**(611)**	476	817	138	(339)	349	357	112	(23)
Income from discontinued operations	**126**	30	25	8	271	35	57	25	47
Extraordinary charge	**—**	—	—	—	—	(2)	—	(23)	(12)
Cumulative effect of change in accounting principle	**—**	(20)	—	(4)	—	—	—	—	(948)
Net income (loss)	**$ (485)**	$ 486	$ 842	$ 142	$ (68)	$ 382	$ 414	$ 114	$ (936)
Effective Income Tax Rate	**(7.0)%**	36.7%	34.8%	43.2%	(33.8)%	34.4%	38.6%	57.7%	NM
Common Stock Information, per Share									
Diluted net income (loss) –									
Continuing operations	**$ (6.09)**	$ 4.65	$ 8.13	$ 1.60	$ (3.91)	$ 4.00	$ 4.03	$ 1.25	$ (.26)
Discontinued operations	**1.25**	.28	.24	.09	3.13	.40	.65	.28	.53
Extraordinary charge	**—**	—	—	—	—	(.02)	—	(.26)	(.14)
Cumulative effect of accounting change	**—**	(.19)	—	(.05)	—	—	—	—	(10.82)
Net income (loss)	**$ (4.84)**	$ 4.74	$ 8.37	$ 1.64	$ (.78)	$ 4.38	$ 4.68	$ 1.27	$(10.69)
Dividends declared	**$ 1.80**	$ 1.80	$ 1.80	$ 1.80	$ 1.80	$ 1.80	$ 1.64	$ 1.55	$ 1.52
Stockholders' equity	**23.01**	28.83	25.01	17.19	15.58	17.88	14.59	12.47	12.33
Market high for the year	**63.58**	74.10	71.19	62.00	73.19	75.00	74.13	64.00	51.00
Market low for the year	**38.02**	46.94	39.88	28.50	36.19	55.50	55.75	44.00	40.00
Market price at year-end	**$44.30**	$ 54.80	$66.94	$62.00	$38.25	$63.31	$72.00	$63.50	$ 46.25
Shares outstanding at year-end (thousands)	**100,384**	100,185	94,485	86,483	86,367	86,794	87,032	89,613	90,143
Balance Sheet Information									
Working capital	**$ (320)**	$ 193	$ (34)	$ 321	$ (173)	$ —	$ 161	$ (106)	$ (254)
Property, plant and equipment – net	**7,036**	7,378	5,240	3,972	4,044	3,844	3,658	3,789	4,493
Total assets	**9,909**	11,076	7,666	5,899	5,451	5,339	5,194	5,006	5,918
Long-term debt	**3,798**	4,540	2,244	2,496	1,978	1,736	1,809	1,683	2,219
Total debt	**3,904**	4,574	2,425	2,525	2,250	1,766	1,849	1,938	2,704
Total debt less cash	**3,814**	4,483	2,281	2,258	2,129	1,574	1,719	1,831	2,612
Stockholders' equity	**2,536**	3,174	2,633	1,492	1,346	1,558	1,279	1,124	1,112
Cash Flow Information									
Net cash provided by operating activities	**1,448**	1,143	1,840	708	418	1,114	1,144	732	693
Capital expenditures	**1,159**	1,792	842	528	1,006	851	829	749	622
Dividends paid	**181**	173	166	138	86	85	83	79	79
Treasury stock purchased	**$ —**	$ —	$ —	$ —	$ 25	$ 60	$ 195	$ 45	$ —
Ratios and Percentage									
Current ratio	**.8**	1.2	1.0	1.4	.8	1.0	1.2	.9	.8
Average price/earnings ratio	**NM**	12.8	6.6	27.6	NM	14.9	13.9	42.5	NM
Total debt less cash to total capitalization	**60%**	59%	46%	60%	61%	50%	57%	62%	70%
Employees									
Total wages and benefits	**$ 412**	$ 369	$ 333	$ 327	$ 359	$ 367	$ 367	$ 402	$ 422
Number of employees at year-end	**4,470**	4,638	4,426	3,653	4,400	4,792	4,827	5,176	6,724

Nine-Year Operating Summary

	2002	2001	2000	1999	1998	1997	1996	1995	1994
Exploration and Production									
Net production of crude oil and condensate – (thousands of barrels per day)									
United States	**81.3**	77.7	73.7	79.3	66.2	70.6	73.8	74.8	73.4
North Sea	**102.8**	101.9	117.7	102.9	87.4	83.3	86.5	91.9	88.7
Other international	**7.2**	9.3	9.0	9.5	13.3	15.7	14.9	16.4	26.4
Total	**191.3**	188.9	200.4	191.7	166.9	169.6	175.2	183.1	188.5
Average price of crude oil sold (per barrel) –									
United States	**$21.56**	$ 22.05	$27.50	$16.90	$12.78	$18.45	$19.56	$15.78	$14.25
North Sea	**22.41**	23.23	27.92	17.88	12.93	18.93	19.60	16.56	15.33
Other international	**22.36**	20.28	26.05	14.22	9.86	15.44	15.71	14.91	14.58
Average	**$22.04**	$ 22.60	$27.69	$17.30	$12.63	$18.40	$19.26	$16.10	$14.80
Natural gas sales (MMcf per day)	**760**	596	531	580	584	685	781	809	872
Average price of natural gas sold (per Mcf)	**$ 2.95**	$ 3.83	$ 3.87	$ 2.38	$ 2.13	$ 2.44	$ 2.11	$ 1.63	$ 1.82
Net exploratory wells drilled[1] –									
Productive	**4.78**	2.39	1.25	1.70	4.40	7.65	6.91	4.71	11.61
Dry	**17.17**	11.43	10.54	3.75	14.42	7.42	5.52	11.16	13.47
Total	**21.95**	13.82	11.79	5.45	18.82	15.07	12.43	15.87	25.08
Net development wells drilled[1] –									
Productive	**196.32**	128.62	47.79	46.23	62.30	95.78	143.33	135.86	69.27
Dry	**1.37**	6.60	5.44	5.89	9.00	7.00	13.04	11.95	9.63
Total	**197.69**	135.22	53.23	52.12	71.30	102.78	156.37	147.81	78.90
Undeveloped net acreage (thousands)[1] –									
United States	**2,399**	2,382	2,020	1,560	1,487	1,353	1,099	1,280	1,415
North Sea	**871**	932	923	861	908	523	560	570	629
Other international	**42,560**	51,367	26,078	19,039	14,716	14,630	4,556	4,031	7,494
Total	**45,830**	54,681	29,021	21,460	17,111	16,506	6,215	5,881	9,538
Developed net acreage (thousands)[1] –									
United States	**1,266**	1,192	729	796	810	830	871	1,190	1,270
North Sea	**109**	149	115	105	115	70	79	58	68
Other international	**18**	656	656	785	612	201	198	207	1,015
Total	**1,393**	1,997	1,500	1,686	1,537	1,101	1,148	1,455	2,353
Estimated proved reserves[1] (millions of equivalent barrels)	**1,033**	1,509	1,088	920	901	892	849	864	1,059
Chemicals									
Titanium dioxide pigment production (thousands of tonnes)	**508**	483	480	320	284	168	155	154	148

(1) Includes discontinued operations.

information

Stock Exchange Listing
Kerr-McGee common stock is listed on the New York Stock Exchange under the ticker symbol KMG and also is traded on the Boston, Chicago, Pacific and Philadelphia stock exchanges.

2003 Annual Meeting
Kerr-McGee's annual meeting will be held at 9 a.m. Central Time on May 13, 2003, in the Robert S. Kerr Auditorium at Kerr-McGee Center in Oklahoma City.

Shareholder Assistance
Contact UMB Bank, N.A., of Kansas City, Missouri, at (877) 860-5820 or (800) 884-4225 (toll-free in the U.S. and Canada) for assistance with:

- Direct deposit of cash dividends
- Direct stock purchase and dividend reinvestment plan
- Transfer of stock certificates
- Replacement of lost or destroyed stock certificates and dividend checks

Shareholder Information and Publications
Contact the Office of the Corporate Secretary at (800) 786-2556 toll-free in the U.S. and Canada for general information and assistance or to request the company's annual report on Form 10-K and quarterly reports on Form 10-Q, as filed with the U.S. Securities and Exchange Commission, and the company's annual report.

Information also is available on the company's website at http://www.kerr-mcgee.com, including webcasts of conference calls discussing quarterly financial and operating results.

Direct Purchase and Dividend Reinvestment Plan
This plan allows shareholders to buy Kerr-McGee common stock directly from the company and to reinvest quarterly dividends in additional shares. The company pays all fees and commissions for these services. For a prospectus, please call (800) 786-2556 toll-free in the U.S. and Canada.

Investor Information
Shareholders, security analysts and other interested parties may direct inquiries to Richard C. Buterbaugh, Vice President of Investor Relations, at (866) 378-9899 toll-free in the U.S. and Canada.

Transfer Agent and Registrar
UMB Bank, N.A.
Securities Transfer Division
Post Office Box 410064
Kansas City, MO 64141-0064
Telephones: (877) 860-5820 and (800) 884-4225, toll-free in the U.S. and Canada

Corporate Headquarters
Kerr-McGee Corporation
Kerr-McGee Center
123 Robert S. Kerr Avenue
Oklahoma City, OK 73102

Mailing address:
Post Office Box 25861
Oklahoma City, OK 73125

Telephone: (405) 270-1313

Forward-Looking Information
Statements in this annual report regarding the company's or management's intentions, beliefs or expectations, or that otherwise speak to future events, are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Future results and developments discussed in these statements may be affected by numerous factors and risks, such as the accuracy of the assumptions that underlie the statements, the success of the oil and gas exploration and production program, drilling risks, the market value of Kerr-McGee's products, uncertainties in interpreting engineering data, demand for consumer products for which Kerr-McGee's businesses supply raw materials, the financial resources of competitors, changes in laws and regulations, the ability to respond to challenges in international markets, including changes in currency exchange rates, political or economic conditions, trade and regulatory matters, general economic conditions, and other factors and risks identified in the Risk Factors section of the company's annual report on Form 10-K and other U.S. Securities and Exchange Commission filings. Actual results and developments may differ materially from those expressed or implied in this annual report.



KERR-McGEE CORPORATION

Post Office Box 25861
Oklahoma City, Oklahoma 73125
USA

Telephone (405) 270-1313

